FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February, 2010
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                    No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                    No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Press Release, dated February 4, 2010, regarding financial results for fiscal year 2009.

2	Financial report for January-December 2009.

3	Financial data for 2009.

4	Webcast presentation for 2009.

5	Material Fact, fated February 4, 2010, regarding payment of a fourth dividend for the 2009 financial year.

Press Release	Item 1
Santander distributes EUR 4,919 million to shareholders, 2% more than in 2008
Banco Santander meets its 2009 target
with attributable ordinary profit
of EUR 8.943 billion, up 1%
All EUR 2,587 million in net extraordinary capital gains were assigned to voluntary provisions. The Group increased generic provisions by EUR 1,500 million, wrote down the portfolio of acquired properties with EUR 814 million provisions, covering 32% of the value at acquisition, and reduced the value of Metrovacesa to EUR 25 per share, with a charge of EUR 269 million.
•	Profit was driven by growth in revenues (up 18%) almost double that of costs (up 10%). Excluding acquisitions and the exchange rate effects, revenues were up 11% and costs by less than 1%.
•
Loans rose by 9% and deposits by 21%. The Group continues to progress in its geographical diversification, with Continental Europe contributing 48% of Group profit (Spain accounts for 26%); Latin America, 36% (Brazil accounts for 20%); and the U.K. 16%.

•	Continental Europe registered attributable profit of EUR 5,031 million, up 7%. Loans decreased by 1%, while deposits grew by 20%.
•
In Latin America, attributable profit stood at $5,331 million (up 11%) or EUR 3,833 million (up 6%), with loans falling 8% and deposits 7%, excluding the sale of Banco de Venezuela and the exchange rate effect.

•	Attributable profit in the U.K. totalled £1,536 million (up 55%) or EUR 1,726 million (up 38%). Loans grew by 5% and deposits by 8% in pounds.
•
The non-performing loan ratio was 3.24% and the coverage rate was 75%. The non-performing loan ratio of the businesses in Spain stood at 3.41%. Growth in the non-performing loan ratio slowed down for a third consecutive quarter and the coverage rate increased for a second consecutive quarter, following steady reductions since 2006.

•	The Bank made provisions of EUR 9,484 million (up 44%) against 2009 earnings. Generic loan-loss reserves come to EUR 6,727 million, covering provisioning needs for 2010 and 2011.
•	The efficiency ratio stands at 41.7%, improving 2.9 points from the year before.
•	The capital ratios underline Banco Santander’s solvency, with a Tier 1 ratio of 10.1% and core capital of 8.6%.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Madrid, February 4th, 2010 — Banco Santander met in 2009 all the targets the Bank announced at its June shareholders’ meeting. Attributable profit stood at EUR 8,943 million, up 1% from 2008, and shareholder remuneration totalled EUR 4,919 million, up 2%. The bank’s target was to match both amounts.
The strength of Banco Santander’s income statement, based on its business model and diversification, is demonstrated by the Bank’s ability to obtain nearly EUR 9 billion profits in each of the two worst years of the crisis. Emilio Botín, Chairman of Banco Santander, said: “Considering the difficult backdrop, the 2009 earnings are the best in the bank’s history. For a second consecutive year, we are among the front-runners of world banking in terms of profit and dividend.”
Banco Santander’s businesses, which focus on ten core markets, generated EUR 22,960 million of net operating income, up 24%. This enabled the Group to register an annual profit of almost EUR 9 billion after assigning EUR 9,484 million to provisions for insolvency, an increase of 44%.
Businesses acquired by the Group in the last few years (Banco Real, Bradford & Bingley, Alliance & Leicester, Sovereign and the consumer finance units) contributed EUR 1,545 million to Group profit. These businesses will contribute over EUR 2,300 million to Group profit in 2010 and EUR 3,000 million in 2011. Sovereign, acquired at the beginning of 2009, achieved break-even in the fourth quarter of 2009, though it registered a loss of EUR 25 million for the full year.
Moreover, extraordinary capital gains amounted to EUR 2,587 million in 2009 through the capital increase and floating of the Brazilian unit (EUR 1,499 million), the debt exchange offers (EUR 724 million) and the sale of a 10% stake in Moroccan bank Attijariwafa and other minor transactions (EUR 364 million). All these extraordinary results have been used to strengthen the balance sheet. Thus, generic provisions for insolvencies increased by EUR 1,500 million, provisions for acquired properties grew by EUR 814 million and the write-down of Metrovacesa increased by EUR 269 million.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

With these voluntary provisions, as they are clearly above the supervisor’s requirements, Banco Santander has strengthened the fund covering the loss of value of acquired properties. This fund now amounts to EUR 1,368 million, so that properties in the Bank’s books, which were acquired for EUR 4,304 million, are now valued at EUR 2,936 million. This means that the Bank would be able to assume a 32% depreciation of the value of those properties with no effect on the income statement.
Allowances set aside for Metrovacesa ensure that Santander won’t need to realize further write-downs even if the company’s net asset value fell by 28% from its latest valuation of EUR 34.9 per share. In Santander’s books, the value has been set at EUR 25.
The remaining provisions anticipate restructuring costs and write-downs that will take place in 2010 and the following years after the integration of Sovereign and the units that were acquired from GE Money in Europe in 2008.
This prudence, our geographical diversification and synergies obtained through the integration of the businesses acquired over the last two years enable Banco Santander to face 2010 with more optimism.
Results
The quality of the income statement, which does not include extraordinary results, is underlined by 18% growth in revenues compared with 10% growth in costs. Eliminating exchange rate effects on the Group’s working currencies and the contribution of the new businesses that were consolidated into 2009 accounts (Alliance & Leicester, Sovereign and the consumer finance units) – thus providing a view of Banco Santander’s underlying trends,- revenue grew by 11% and costs by less than 1%.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

This performance allowed Santander to continue to improve its efficiency ratio, by 2.9 points, to end 2009 at 41.7%. This increase in efficiency occurred as the bank was integrating units which still have a wide margin for improvement to attain Group levels of efficiency. The rate of efficiency of the units in Continental Europe is 36.4%, an improvement of 1.1 point on the year. Efficiency in Latin America is 37.3%, an improvement of 6.6 points from 2008. The U.K. improved efficiency by 4.5 points, to 40.8%. Sovereign has the most room for improvement among bank units, with costs amounting to 60.2%, though it showed the greatest improvement on the year, in line with the restructuring plan put in place following the acquisition. Efficiency in the first quarter was 74.5%.
The slowing rate of growth in provisions for bad loans reflects slower growth in non-performing loans. New NPLs have been declining on a quarter-to-quarter basis, from EUR 5,290 million in the first quarter to EUR 3,897 million in the fourth. The NPL rate was 3.24% at the end of the year, up 0.21 point from the previous quarter, the lowest increase in the last five quarters. Reserves provided coverage for 75% of bad loans at the end of the year, up two points from the previous quarter, which had already improved by a point. This confirms a change in the trend, which had been falling since December 2006.
Banco Santander’s NPL and coverage ratios are substantially better than those of its competitors in all its main markets. In Spain, NPLs come to 3.41%, compared to an average of 5% for banks and cajas in November. Similar differentials can be seen in the U.K. and Latin America. At the end of 2009, Santander’s loan-loss allowances came to EUR 18,497 million, of which EUR 11,770 million were specific provisions and EUR 6,727 million generic. Projected growth in provisions indicates that the generic reserves will last through 2010 and 2011.
By geographic areas, Continental Europe generated attributable profit of EUR 5,031 million, an increase of 7%, with the main unit, the Santander branch network in Spain, increasing by 5% to EUR 2,012 million. U.K. profit increased by 55% in pounds to £1,536 million, which came to an increase in euros of 38% to EUR 1,726 million. Profit in Latin America in dollars, its operating currency, stood at $5,331 million (+11% excluding exchange rate effects) and EUR 3,833 million (up 6%). Brazil, with earnings of EUR 2,167 million, made the largest contribution, followed by Chile, with EUR 563 million and Mexico, with EUR 495 million.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Some 48% of Grupo Santander profit was generated by units in Continental Europe, 36% in Latin America (20% from Brazil and 16% from the rest of the region) and 16% from the U.K. The Group has two units which are generating profits of EUR 2 billion a year, the Santander branch network in Spain and Brazil, with the U.K. nearly at this level.
Business
Growth continued to be more focused on deposits than loans, whose growth was affected by lower demand resulting from the global crisis. Deposits grew by 21% and loans by 9%.
Banco Santander ended 2009 with managed funds of EUR 1.245 trillion, an increase of 7%. Of this amount, EUR 1.111 trillion are on the balance sheet, an increase of 6%.
Santander net lending came to EUR 682,551 million at the close of the year, an increase of 9%. In Continental Europe, lending to customers was EUR 322,026 million, a decline of 1%. In Spain, lending by the Santander branch network and Banesto fell by 4%. In Portugal, Santander Totta fell by 1%. Santander Consumer increased lending by 6%.
In Latin America, loan volume was EUR 97,901 million, an increase of 2% in euros and a fall of 8% excluding exchange rate effects. In local currencies, Brazil fell by 5%, Chile by 6% and Mexico by 11%, affected by the decline in credit cards.
The U.K. closed the year with loan volume of EUR 227,713 million, an increase of 12% in euros and 5% in pounds. Mortgage lending rose by 5%, bringing the portfolio to £160,400 million. The Group’s market share was 19% of gross new mortgage lending.
In savings, customer funds under management rose by 9% in euros to EUR 900,057 million at the close of 2009. Customer deposits grew by 21%, while mutual funds and pensions both showed increases, by 16% and 2%, respectively.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Customer deposits in Continental Europe rose 19% to EUR 198,144 million. In Spain, the Santander branch network and Banesto together increased deposits by 12%. In Portugal, deposits fell by 4% due to inflows into mutual funds, which grew by 22%. Santander Consumer Finance increased deposits by 45%.
Deposits in Latin America were about steady at EUR 108,122 million, affected by the sale of Banco de Venezuela. In local currencies, customer funds rose by 1% in Brazil and 6% in Mexico, falling by 3% in Chile.
In the United Kingdom, deposits rose by 16% (8% in pounds) to EUR 166,607 million.
At the close of 2009, Continental Europe accounted for 47% of lending and 40% of funds; the U.K. 33% and 31%, respectively, Latin America 15% of lending and 23% of funds and Sovereign (U.S.) 5% and 6%, respectively.
The share and the dividend
Banco Santander’s eligible capital at the close of the third quarter came to EUR 79,704 million, with a surplus of EUR 34,769 million above the required regulatory minimum. With this capital base, the BIS ratio, using Basel II criteria, comes to 14.2%, Tier I to 10.1% and core capital 8.6%. These ratios place Santander among the most solvent banks in the world, without it having received direct state support in any of the markets in which it operates. Santander generates organically 50 basis points in core capital a year under current growth patterns and after remunerating shareholders.
In 2009, Banco Santander’s dividend payout to shareholders was EUR 4,919 million, up 2% from 2008, the largest shareholder payout in the world by a financial institution.
With this in mind, the Bank’s Board of Directors approved a fourth dividend for the 2009 financial year of EUR 0.22 a share, to be paid from next May 1, bringing the total dividend for the year to EUR 0.60 a share. This represents a decline of 7.8% from 2008, due to a 32% increase in outstanding shares due mainly to the capital increase of November 2008. Shareholders that participated in that increase have seen a 150% revaluation of their shares.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

The Santander share ended 2009 at EUR 11.55, an increase of 71% during the year. At this level, Santander’s market value exceeded EUR 95,000 million, placing it among the eight top banks in the world by market value and making it the largest company in Spain. Moreover, in October the public offer of shares in the Brazilian unit was completed. That unit ended the year with a market value of EUR 36,400 million, making it the world’s 28th largest bank by market capitalization.
At the close of 2009, Santander had 3,062,633 shareholders. During the third quarter, Banco de Venezuela, with 5,600 employees and 285 branches, left the Group. Total employment in the Group is 169,460, serving around 90 million customers in 13,660 branches, making Santander the international financial group with the most shareholders and the largest branch network.
More information at: www.santander.com

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Key consolidated data

			Variation
	2009	2008	Amount	%	2007	2007*
Balance sheet (million euros)
Total assets	1,110,529	1,049,632	60,898	5.8	912,915
Net customer loans	682,551	626,888	55,662	8.9	571,099
Customer funds under management	900,057	826,567	73,489	8.9	784,872
Shareholders’ equity	70,006	63,768	6,239	9.8	51,945
Total managed funds	1,245,420	1,168,355	77,065	6.6	1,063,892

Income statement (million euros)
Net interest income	26,299	20,945	5,353	25.6	14,443
Gross income	39,381	33,489	5,892	17.6	26,441
Net operating income	22,960	18,540	4,420	23.8	14,417
Profit from continuing operations	9,427	9,030	397	4.4	8,327
Attributable profit to the Group	8,943	8,876	66	0.7	8,111	9,060

EPS, profitability and efficiency (%)
EPS (euro) (1)	1.0454	1.2207	(0.1753)	(14.4)	1.1924	1.3320
Diluted EPS (euro) (1)	1.0382	1.2133	(0.1751)	(14.4)	1.1809	1.3191
ROE	13.90	17.07			19.61	21.91
ROA	0.86	0.96			0.98	1.09
RoRWA	1.74	1.86			1.76	1.95
Efficiency ratio (with amortisations)	41.7	44.6			45.5

BIS II ratios and NPL ratios (%)
Core capital (2)	8.6	7.5			6.3
Tier I (2)	10.1	9.1			7.7
BIS ratio (2)	14.2	13.3			12.7
NPL ratio	3.24	2.04			0.95
NPL coverage	75.33	90.64			150.55

Market capitalisation and shares
Shares outstanding (millions at period-end)	8,229	7,994	235	2.9	6,254
Share price (euros)	11.550	6.750	4.800	71.1	13.790
Market capitalisation (million euros)	95,043	53,960	41,083	76.1	92,501
Book value (euro) (1)	8.04	7.58			7.23
Price / Book value (X) (1)	1.44	0.89			1.91
P/E ratio (X)	11.05	5.53			11.56

Other data
Number of shareholders	3,062,633	3,034,816	27,817	0.9	2,278,321
Number of employees	169,460	170,961	(1,501)	(0.9)	131,819
Continental Europe	49,870	48,467	1,403	2.9	47,838
o/w: Spain	33,262	34,492	(1,230)	(3.6)	34,821
United Kingdom	22,949	24,379	(1,430)	(5.9)	16,827
Latin America	85,974	96,405	(10,431)	(10.8)	65,628
Sovereign	8,847	—	8,847	—	—
Corporate Activities	1,820	1,710	110	6.4	1,526
Number of branches	13,660	13,390	270	2.0	11,178
Continental Europe	5,871	5,998	(127)	(2.1)	5,976
o/w: Spain	4,865	5,022	(157)	(3.1)	5,014
United Kingdom	1,322	1,303	19	1.5	704
Latin America	5,745	6,089	(344)	(5.6)	4,498
Sovereign	722	—	722	—	—

(*).-	Including extraordinary capital gains and allowances.

(1).-	Data 2008 and 2007 adjusted to the capital increase with preemptive rights at the end of 2008.

(2).-	Data 2007, BIS I criteria.

Note:
The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on January 25 2010, following a favourable report from the Audit and Compliance Committee on January 20 2010. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.”

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Key data by principal segments

	Net operating income				Attributable profit to the Group
			Variation				Variation
	2009	2008	Amount	%	2009	2008	Amount	%
Income statement (million euros)
Continental Europe	10,312	9,103	1,210	13.3	5,031	4,705	326	6.9

o/w: Santander Branch Network	3,252	3,300	(49)	(1.5)	2,012	1,907	105	5.5
Banesto	1,551	1,442	109	7.5	738	732	6	0.8
Santander Consumer Finance	2,976	2,395	581	24.3	632	696	(64)	(9.2)
Portugal	726	678	47	7.0	531	531	1	0.1

United Kingdom	3,231	2,127	1,104	51.9	1,726	1,247	479	38.4

Latin America	11,071	9,072	1,999	22.0	3,833	3,609	225	6.2

o/w: Brazil	7,376	5,441	1,935	35.6	2,167	1,769	398	22.5
Mexico	1,542	1,755	(212)	(12.1)	495	600	(105)	(17.6)
Chile	1,196	1,144	52	4.5	563	545	19	3.4

Sovereign	582		582		(25)		(25)

Operating areas	25,196	20,301	4,895	24.1	10,565	9,561	1,004	10.5

Corporate Activities	(2,236)	(1,761)	(475)	27.0	(1,623)	(685)	(938)	137.0

Total Group	22,960	18,540	4,420	23.8	8,943	8,876	66	0.7

	Efficiency ratio (1)		ROE		NPL ratio*		NPL coverage*
	2009	2008	2009	2008	31.12.09	31.12.08	31.12.09	31.12.08
Ratios (%)
Continental Europe	36.4	37.5	18.78	20.30	3.64	2.31	77	90

o/w: Santander Branch Network*	39.4	38.7	26.63	23.03	4.38	2.58	65	75
Banesto	40.0	41.8	17.24	18.29	2.97	1.64	64	106
Santander Consumer Finance	28.0	27.6	9.00	17.00	5.39	4.18	97	86
Portugal	42.8	44.1	25.38	27.05	2.27	1.72	65	77

United Kingdom	40.8	45.3	29.62	28.56	1.71	1.04	44	69

Latin America	37.3	43.9	23.67	24.59	4.25	2.95	105	108

o/w: Brazil	37.0	46.2	25.64	22.91	5.27	3.58	99	102
Mexico	34.2	35.3	18.43	20.76	1.84	2.41	264	132
Chile	33.2	34.6	32.29	37.26	3.20	2.64	89	102

Sovereign	60.2		—		5.35		62

Operating areas	38.3	41.4	21.02	22.62	3.21	2.02	76	91

Total Group	41.7	44.6	13.90	17.07	3.24	2.04	75	91

(1)	With amortisations.

*
Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of December 2009 stood at 3.41% (1.93% in December 2008) and NPL coverage was 73% (96% in December 2008).

	Employees		Branches
	31.12.09	31.12.08	31.12.09	31.12.08
Operating means
Continental Europe	49,870	48,467	5,871	5,998

o/w: Santander Branch Network	19,064	19,447	2,934	2,933
Banesto	9,727	10,440	1,773	1,915
Santander Consumer Finance	9,362	8,052	311	290
Portugal	6,294	6,584	763	770

United Kingdom	22,949	24,379	1,322	1,303

Latin America*	85,974	96,405	5,745	6,089

o/w: Brazil	50,961	53,256	3,593	3,603
Mexico	12,466	13,932	1,093	1,129
Chile	11,751	12,079	498	507

Sovereign	8,847		722

Operating areas	167,640	169,251	13,660	13,390

Corporate Activities	1,820	1,710

Total Group	169,460	170,961	13,660	13,390

(*).-	In 2009, sale of Banco de Venezuela (5,600 employees; 285 branches).

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Item 2

Financial Report

Santander

January - December 09

January — December 2009

GROSS INCOME
Million euros

+17.6%*

26,441
33,489
39,381
2007
2008
2009

(*).- Excluding exchange rate impact: +21.8%

NET OPERATING INCOME
Million euros

+23.8%*

14,417
18,540
22,960
2007
2008
2009

(*).- Excluding exchange rate impact: +28.5%

ATTRIBUTABLE PROFIT*
Million euros

+0.7%**

8,111
8,876
8,943
2007
2008
2009

(*).- W/o capital gains and extraordinary allowances
(**).- Excluding exchange rate impact: +4.7%

EARNINGS PER SHARE (EPS)*
Euros

-14.4%

1.1924
1.2207
1.0454
2007
2008
2009

(*).- W/o capital gains and extraordinary allowances
(**).- 2007 and 2008 adjusted to the capital preferential subscription rights at the close of 2008

EFFICIENCY RATIO
%

-2.9 p.p.

45.5
44.6
41.7
2007
2008
2009

CORE CAPITAL
%

+1.1 p.p.

6.3
7.5
8.6
2007*
2008
2009

(*).- BIS I

DISTRIBUTION OF ATTRIBUTABLE PROFIT BY GEOGRAPHIC SEGMENTS
2009

Other Latin America: 16%
Retail Spain: 26%
Continental Europe 48%
Brazil: 20%
Other Retail Europe: 11%
United Kingdom: 16%
Global businesses Europe: 11%

DISTRIBUTION OF ATTRIBUTABLE PROFIT BY BUSINESS SEGMENTS
2009

Asset Management and Insurance: 4%
Retail Spain: 26%
Global Wholesale Banking: 26%
Retail Banking: 70%
Other Retail Europe: 11%
Retail Latin America: 21%
Retail United Kingdom: 12%

2     Financial Report

January — December 2009
Key consolidated data
Preliminary note:
•
The financial information for 2009 has been drawn up in accordance with the accounting criteria set out in Bank of Spain 4/2004 Circular and the modifications made to the same under Circular 6/2008. The 2008 figures were restated with the same criteria.

•
In order to provide like-for-like comparisons, a proforma statement (not audited) for 2008 was drawn up in which Banco Real is consolidated by global integration for the whole period. Furthermore, the sale of Banco de Venezuela led to its results being eliminated from various lines and recorded in discontinued operations. In order to produce a like-for-like comparison, the same was done for the bank’s results in 2008 and 2007.

•	Capital gains and extraordinary allowances are shown separately as “net of capital gains and extraordinary allowances”.
Key consolidated data

	2009	2008	Amount	(%)	2007	2007*

Balance sheet (Million euros)
Total assets	1,110,529	1,049,632	60,898	5.8	912,915
Net customer loans	682,551	626,888	55,662	8.9	571,099
Customer funds under management	900,057	826,567	73,489	8.9	784,872
Shareholders’ equity	70,006	63,768	6,239	9.8	51,945
Total managed funds	1,245,420	1,168,355	77,065	6.6	1,063,892

Income statement (Million euros)
Net interest income	26,299	20,945	5,353	25.6	14,443
Gross income	39,381	33,489	5,892	17.6	26,441
Net operating income	22,960	18,540	4,420	23.8	14,417
Profit from continuing operations	9,427	9,030	397	4.4	8,327
Attributable profit to the Group	8,943	8,876	66	0.7	8,111	9,060

EPS, profitability and efficiency (%)
EPS (euro) (1)	1.0454	1.2207	(0.1753)	(14.4)	1.1924	1.3320
Diluted EPS (euro) (1)	1.0382	1.2133	(0.1751)	(14.4)	1.1809	1.3191
ROE	13.90	17.07			19.61	21.91
ROA	0.86	0.96			0.98	1.09
RoRWA	1.74	1.86			1.76	1.95
Efficiency ratio (with amortisations)	41.7	44.6			45.5

BIS II ratios and NPL ratios (%)
Core capital (2)	8.6	7.5			6.3
Tier I (2)	10.1	9.1			7.7
BIS ratio (2)	14.2	13.3			12.7
NPL ratio	3.24	2.04			0.95
NPL coverage	75.33	90.64			150.55

Market capitalisation and shares
Shares outstanding (millions at period-end)	8,229	7,994	235	2.9	6,254
Share price (euros)	11.550	6.750	4.800	71.1	13.790
Market capitalisation (million euros)	95,043	53,960	41,083	76.1	92,501
Book value (euro) (1)	8.04	7.58			7.23
Price / Book value (X) (1)	1.44	0.89			1.91
P/E ratio (X)	11.05	5.53			11.56

Other data
Number of shareholders	3,062,633	3,034,816	27,817	0.9	2,278,321
Number of employees	169,460	170,961	(1,501)	(0.9)	131,819
Continental Europe	49,870	48,467	1,403	2.9	47,838
o/w: Spain	33,262	34,492	(1,230)	(3.6)	34,821
United Kingdom	22,949	24,379	(1,430)	(5.9)	16,827
Latin America	85,974	96,405	(10,431)	(10.8)	65,628
Sovereign	8,847	—	8,847	—	—
Corporate Activities	1,820	1,710	110	6.4	1,526
Number of branches	13,660	13,390	270	2.0	11,178
Continental Europe	5,871	5,998	(127)	(2.1)	5,976
o/w: Spain	4,865	5,022	(157)	(3.1)	5,014
United Kingdom	1,322	1,303	19	1.5	704
Latin America	5,745	6,089	(344)	(5.6)	4,498
Sovereign	722	—	722	—	—

(*).-	Including extraordinary capital gains and allowances.

(1).-	2008 and 2007 data adjusted to the capital increase with preemptive rights at the end of 2008.

(2).-	Data 2007, BIS I criteria.

Note:
The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on January 25, 2010, following a favourable report from the Audit and Compliance Committee on January 20, 2010. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.

Financial Report     3

January — December 2009
Consolidated financial report
Income statement

			Variation
Million euros	2009	2008	Amount	(%)	2007

Net interest income	26,299	20,945	5,353	25.6	14,443

Dividends	436	553	(116)	(21.0)	420
Income from equity-accounted method	(1)	117	(117)	—	438
Net fees	9,080	9,020	60	0.7	7,869
Gains (losses) on financial transactions	3,423	2,597	826	31.8	2,981
Other operating income/expenses	144	258	(114)	(44.2)	291

Gross income	39,381	33,489	5,892	17.6	26,441

Operating expenses	(16,421)	(14,949)	(1,472)	9.8	(12,024)
General administrative expenses	(14,825)	(13,580)	(1,245)	9.2	(10,777)
Personnel	(8,450)	(7,758)	(693)	8.9	(6,434)
Other general administrative expenses	(6,374)	(5,822)	(552)	9.5	(4,342)
Depreciation and amortisation	(1,596)	(1,370)	(227)	16.6	(1,247)

Net operating income	22,960	18,540	4,420	23.8	14,417

Net loan-loss provisions	(9,484)	(6,601)	(2,883)	43.7	(3,397)
Impairment losses on other assets	(402)	(91)	(310)	339.3	(51)
Other income	(1,311)	(426)	(885)	207.5	(263)

Profit before taxes (w/o capital gains)	11,764	11,421	342	3.0	10,705

Tax on profit	(2,336)	(2,391)	55	(2.3)	(2,378)

Profit from continuing operations (w/o capital gains)	9,427	9,030	397	4.4	8,327

Net profit from discontinued operations	31	319	(288)	(90.3)	304

Consolidated profit (w/o capital gains)	9,458	9,349	109	1.2	8,631

Minority interests	516	473	43	9.1	520

Attributable profit to the Group (w/o capital gains)	8,943	8,876	66	0.7	8,111

Net extraordinary capital gains and allowances*	—	—	—	—	950

Attributable profit to the Group	8,943	8,876	66	0.7	9,060

EPS (euros) (1)	1.0454	1.2207	(0.1753)	(14.4)	1.1924

Diluted EPS (euros) (1)	1.0382	1.2133	(0.1751)	(14.4)	1.1809

Pro memoria:
Average total assets	1,099,018	970,413	128,604	13.3	877,682
Average shareholders’ equity	64,335	51,986	12,350	23.8	41,352

(1).-	2008 and 2007 data have been adjusted to the capital increase with preemptive rights at the end of 2008.

(*).-	In 2008 and 2009 results include extraordinary capital gains and extraordinary allowances for the same amount, and thus the net amount is zero.
4     Financial Report

January — December 2009
Consolidated financial report
Quarterly

	2008				2009
Million euros	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net interest income	4,935	5,257	5,482	5,271	6,039	6,617	6,822	6,820

Dividends	62	257	84	150	87	153	94	102
Income from equity-accounted method	101	51	(56)	21	(13)	10	1	2
Net fees	2,287	2,251	2,347	2,135	2,164	2,374	2,291	2,252
Gains (losses) on financial transactions	756	817	579	444	862	977	777	806
Other operating income/expenses	83	79	29	66	80	16	19	29

Gross income	8,225	8,713	8,464	8,088	9,221	10,147	10,004	10,010

Operating expenses	(3,707)	(3,729)	(3,806)	(3,707)	(3,967)	(4,087)	(4,086)	(4,282)
General administrative expenses	(3,363)	(3,386)	(3,460)	(3,371)	(3,587)	(3,681)	(3,679)	(3,877)
Personnel	(1,952)	(1,971)	(1,979)	(1,856)	(2,059)	(2,106)	(2,095)	(2,190)
Other general administrative expenses	(1,411)	(1,416)	(1,481)	(1,514)	(1,529)	(1,575)	(1,583)	(1,687)
Depreciation and amortisation	(343)	(343)	(347)	(337)	(379)	(405)	(407)	(405)

Net operating income	4,518	4,984	4,657	4,381	5,254	6,060	5,918	5,728

Net loan-loss provisions	(1,281)	(1,599)	(1,787)	(1,934)	(2,209)	(2,417)	(2,574)	(2,284)
Impairment losses on other assets	(13)	(16)	(13)	(50)	(25)	(241)	(42)	(94)
Other income	(241)	(110)	37	(112)	(278)	(232)	(418)	(382)

Profit before taxes (w/o capital gains)	2,984	3,259	2,895	2,284	2,742	3,171	2,883	2,967

Tax on profit	(699)	(658)	(617)	(417)	(614)	(629)	(559)	(535)

Profit from continuing operations (w/o capital gains)	2,284	2,601	2,278	1,867	2,128	2,542	2,325	2,432

Net profit from discontinued operations	58	61	56	145	67	(6)	(7)	(23)

Consolidated profit (w/o capital gains)	2,342	2,662	2,333	2,012	2,195	2,536	2,318	2,409

Minority interests	136	138	128	71	99	113	97	207

Attributable profit to the Group (w/o capital gains)	2,206	2,524	2,205	1,941	2,096	2,423	2,221	2,202

Net extraordinary capital gains and allowances*	—	—	—	—	—	—	—	—

Attributable profit to the Group	2,206	2,524	2,205	1,941	2,096	2,423	2,221	2,202

EPS (euros) (1)	0.3086	0.3533	0.3076	0.2512	0.2472	0.2846	0.2588	0.2547

Diluted EPS (euros) (1)	0.3066	0.3522	0.3066	0.2479	0.2460	0.2831	0.2584	0.2508

(1).-	2008 and 2007 data have been adjusted to the capital increase with preemptive rights at the end of 2008.

(*).-	Include extraordinary capital gains and extraordinary allowances for the same amount, and thus the net amount is zero.
Financial Report     5

January — December 2009
Consolidated financial report
Net fees

			Variation
Million euros	2009	2008	Amount	(%)	2007

Commissions from services	5,267	4,799	468	9.8	3,592
Mutual & pension funds	1,178	1,627	(450)	(27.6)	1,891
Securities services	774	732	43	5.8	971
Insurance	1,861	1,862	(1)	(0.0)	1,415

Net fees	9,080	9,020	60	0.7	7,869

Operating expenses

			Variation
Million euros	2009	2008	Amount	(%)	2007

Personnel expenses	8,450	7,758	693	8.9	6,434
General expenses	6,374	5,822	552	9.5	4,342
Information technology	786	668	118	17.7	468
Communications	632	609	23	3.8	401
Advertising	594	632	(38)	(6.0)	554
Buildings and premises	1,405	1,167	238	20.4	835
Printed and office material	209	173	36	20.6	131
Taxes (other than profit tax)	313	284	29	10.2	266
Other expenses	2,436	2,290	146	6.4	1,688

Personnel and general expenses	14,825	13,580	1,245	9.2	10,777

Depreciation and amortisation	1,596	1,370	227	16.6	1,247

Total operating expenses	16,421	14,949	1,472	9.8	12,024

Net loan-loss provisions

			Variation
Million euros	2009	2008	Amount	(%)	2007

Non performing loans	10,516	7,306	3,210	43.9	4,115
Country-risk	(117)	100	(217)	—	(105)
Recovery of written-off assets	(915)	(805)	(110)	13.7	(612)

Total	9,484	6,601	2,883	43.7	3,397

6     Financial Report

January — December 2009
Consolidated financial report
Balance sheet

			Variation
Million euros	31.12.09	31.12.08	Amount	(%)	31.12.07
Assets
Cash on hand and deposits at central banks	34,889	45,781	(10,892)	(23.8)	31,063
Trading portfolio	135,054	151,817	(16,763)	(11.0)	158,807
Debt securities	49,921	43,896	6,025	13.7	66,331
Customer loans	10,076	684	9,392	—	23,704
Equities	9,248	6,272	2,976	47.4	9,744
Trading derivatives	59,856	95,815	(35,959)	(37.5)	46,733
Deposits from credit institutions	5,953	5,150	803	15.6	12,295
Other financial assets at fair value	37,814	25,817	11,997	46.5	24,829
Customer loans	8,329	8,973	(644)	(7.2)	8,022
Other (deposits at credit institutions, debt securities and equities)	29,485	16,844	12,641	75.0	16,808
Available-for-sale financial assets	86,621	48,920	37,700	77.1	44,349
Debt securities	79,289	42,548	36,742	86.4	34,187
Equities	7,331	6,373	959	15.0	10,162
Loans	736,746	699,615	37,132	5.3	579,524
Deposits at credit institutions	57,641	64,731	(7,090)	(11.0)	38,483
Customer loans	664,146	617,231	46,915	7.6	539,372
Other	14,959	17,653	(2,693)	(15.3)	1,668
Investments	164	1,323	(1,159)	(87.6)	15,689
Intangible assets and property and equipment	11,774	10,289	1,485	14.4	11,661
Goodwill	22,865	18,836	4,029	21.4	13,831
Other	44,602	47,233	(2,631)	(5.6)	33,162

Total assets	1,110,529	1,049,632	60,898	5.8	912,915

Liabilities and shareholders’ equity
Trading portfolio	115,516	136,620	(21,104)	(15.4)	123,398
Customer deposits	4,658	4,896	(238)	(4.9)	27,992
Marketable debt securities	586	3,570	(2,984)	(83.6)	17,091
Trading derivatives	58,713	89,167	(30,455)	(34.2)	49,448
Other	51,559	38,987	12,573	32.2	28,867
Other financial liabilities at fair value	42,371	28,639	13,732	47.9	39,718
Customer deposits	14,636	9,318	5,318	57.1	10,669
Marketable debt securities	4,887	5,191	(304)	(5.9)	10,279
Due to central banks and credit institutions	22,848	14,130	8,718	61.7	18,770
Financial liabilities at amortized cost	823,403	770,008	53,395	6.9	646,411
Due to central banks and credit institutions	73,126	79,795	(6,669)	(8.4)	70,873
Customer deposits	487,681	406,015	81,666	20.1	316,745
Marketable debt securities	206,490	227,642	(21,152)	(9.3)	205,917
Subordinated debt	36,805	38,873	(2,069)	(5.3)	36,193
Other financial liabilities	19,300	17,681	1,619	9.2	16,683
Insurance liabilities	16,916	16,850	67	0.4	13,034
Provisions	17,533	17,736	(204)	(1.1)	16,571
Other liability accounts	20,919	19,777	1,142	5.8	16,225

Total liabilities	1,036,659	989,630	47,029	4.8	855,357

Shareholders’ equity	71,832	65,887	5,945	9.0	54,478
Capital stock	4,114	3,997	117	2.9	3,127
Reserves	61,071	55,707	5,365	9.6	43,828
Attributable profit to the Group	8,943	8,876	66	0.7	9,060
Less: dividends	(2,297)	(2,693)	397	(14.7)	(1,538)
Equity adjustments by valuation	(3,165)	(8,300)	5,135	(61.9)	722
Minority interests	5,204	2,415	2,789	115.5	2,358

Total equity	73,871	60,001	13,869	23.1	57,558

Total liabilities and equity	1,110,529	1,049,632	60,898	5.8	912,915

Financial Report     7

January — December 2009
Consolidated financial report
Customer loans

			Variation
Million euros	31.12.09	31.12.08	Amount	(%)	31.12.07

Public sector	9,803	7,668	2,134	27.8	5,633
Other residents	222,355	230,783	(8,428)	(3.7)	231,681
Commercial bills	11,134	14,874	(3,740)	(25.1)	18,248
Secured loans	125,397	123,566	1,830	1.5	123,371
Other loans	85,824	92,343	(6,519)	(7.1)	90,062
Non-resident sector	468,267	400,903	67,364	16.8	342,479
Secured loans	286,381	229,761	56,620	24.6	199,316
Other loans	181,886	171,142	10,743	6.3	143,163

Gross customer loans	700,424	639,354	61,070	9.6	579,794

Loan-loss allowances	17,873	12,466	5,407	43.4	8,695

Net customer loans	682,551	626,888	55,662	8.9	571,099

Pro memoria: Doubtful loans	24,027	13,968	10,059	72.0	6,070
Public sector	18	1	16	—	1
Other residents	9,898	6,208	3,690	59.4	1,812
Non-resident sector	14,111	7,759	6,352	81.9	4,257
Credit risk management *

			Variation
Million euros	31.12.09	31.12.08	Amount		(%)	31.12.07

Non-performing loans	24,554	14,191	10,363		73.0	6,179
NPL ratio (%)	3.24	2.04	1.20	p.		0.95
Loan-loss allowances	18,497	12,863	5,634		43.8	9,302
Specific	11,770	6,682	5,088		76.1	3,275
Generic	6,727	6,181	546		8.8	6,027
NPL coverage (%)	75.33	90.64	(15.31	p.)		150.55
Credit cost (%)**	1.57	1.16	0.41	p.		0.50

Ordinary non-performing and doubtful loans***	17,641	10,626	7,015		66.0	4,335
NPL ratio (%)***	2.35	1.53	0.82	p.		0.67
NPL coverage (%)***	104.85	121.05	(16.20	p.)		214.58

*	Excluding country-risk.

**	Net specific allowance / computable assets.

***	Excluding mortgage guarantees.

Note:	NPL ratio: Non-performing loans / computable assets.
8     Financial Report

January — December 2009
Consolidated financial report
Non-performing loans by quarter

	2008				2009
Million euros	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Balance at beginning of period	6,179	8,047	9,677	11,685	14,191	18,968	21,752	22,666
Net additions	2,304	2,847	3,509	4,340	5,290	4,877	4,170	3,897
Increase in scope of consolidation	1,156	—	—	933	1,033	—	—	—
Exchange differences	(108)	94	(86)	(770)	211	370	(302)	610
Write-offs	(1,484)	(1,310)	(1,415)	(1,997)	(1,758)	(2,463)	(2,954)	(2,620)

Balance at period-end	8,047	9,677	11,685	14,191	18,968	21,752	22,666	24,554

Group's NPL ratio
%

+120 b.p.

2.04
3.24
Dec 08
Dec 09

Group's NPL coverage
%

-16 p.p.

91
75
Dec 08
Dec 09

Spain's NPL ratio
%

+146 b.p.

1.95
3.41
Dec 08
Dec 09

Spain's NPL coverage
%

-25 p.p.

98
73
Dec 08
Dec 09

NPLs and loan-loss allowances
Million euros. December 2009

24,554
18,497
Total
6,727
Generic
11,770
Specific
Non-performing loans
Loan-loss allowances

Trading portfolios*. VaR performance
Million euros

50
40
30
20
10
J'09
F
M
A
My
J
Jl
A
S
O
N
D

(*).- Trading activity

Trading portfolios*. VaR by region

Fourth quarter	2009		2008
Million euros	Average	Latest	Average

Total	25.0	27.5	58.2

Europe	13.8	13.6	27.8
USA	1.5	1.2	1.2
Latin America	14.2	16.5	30.0

(*).-	Trading activity.
Trading portfolios*. VaR by product

Fourth quarter	2009
Million euros	Min	Avg	Max	Latest

Total trading
VaR total	21.9	25.0	30.9	27.5

Diversification effect	(11.1)	(13.1)	(15.9)	(12.8)
Fixed income VaR	11.3	14.8	18.9	18.3
Equity VaR	5.3	7.1	9.5	5.9
Fx VaR	14.1	16.2	19.3	16.2

(*).-	Trading activity.
Financial Report     9

January — December 2009
Consolidated financial report
Customer funds under management

			Variation
Million euros	31.12.09	31.12.08	Amount	(%)	31.12.07

Public sector	13,293	13,720	(427)	(3.1)	15,239
Other residents	126,189	117,776	8,413	7.1	103,535
Demand deposits	61,000	51,300	9,701	18.9	53,779
Time deposits	49,177	46,783	2,394	5.1	30,770
REPOs	16,012	19,693	(3,682)	(18.7)	18,986
Non-resident sector	367,495	288,734	78,761	27.3	236,633
Demand deposits	195,823	151,774	44,049	29.0	117,699
Time deposits	148,485	115,620	32,866	28.4	78,227
REPOs	18,403	17,187	1,215	7.1	37,538
Public Sector	4,784	4,153	631	15.2	3,168

Customer deposits	506,976	420,229	86,747	20.6	355,407

Debt securities	211,963	236,403	(24,440)	(10.3)	233,287
Subordinated debt	36,805	38,873	(2,069)	(5.3)	36,193

On-balance-sheet customer funds	755,744	695,506	60,238	8.7	624,886

Mutual funds	105,216	90,306	14,911	16.5	119,211
Pension funds	11,310	11,128	182	1.6	11,952
Managed portfolios	18,364	17,289	1,075	6.2	19,814
Savings-insurance policies	9,422	12,338	(2,916)	(23.6)	9,009

Other customer funds under management	144,313	131,061	13,251	10.1	159,986

Customer funds under management	900,057	826,567	73,489	8.9	784,872

Mutual funds

			Variation
Million euros	31.12.09	31.12.08	(%)

Spain	40,616	44,694	(9.1)
Portugal	3,982	3,031	31.3
United Kingdom	10,937	7,180	52.3
Latin America	49,681	35,400	40.3

Total	105,216	90,306	16.5

Pension funds

			Variation
Million euros	31.12.09	31.12.08	(%)

Spain	9,912	9,734	1.8
Portugal	1,398	1,394	0.3

Total	11,310	11,128	1.6

10     Financial Report

January — December 2009
Consolidated financial report
Total equity and capital with the nature of financial liabilities

			Variation
Million euros	31.12.09	31.12.08	Amount	(%)	31.12.07

Capital stock	4,114	3,997	117	2.9	3,127
Additional paid-in surplus	29,305	28,104	1,201	4.3	20,370
Reserves	31,796	28,024	3,772	13.5	23,458
Treasury stock	(30)	(421)	391	(92.9)	(0)

Shareholders’ equity (before profit and dividends)	65,186	59,704	5,482	9.2	46,955

Attributable profit	8,943	8,876	66	0.7	9,060
Interim dividend distributed	(1,285)	(1,711)	426	(24.9)	(1,538)
Interim dividend not distributed	(2,837)	(3,102)	265	(8.5)	(2,532)

Shareholders’ equity (after retained profit)	70,006	63,768	6,239	9.8	51,945

Valuation adjustments	(3,165)	(8,300)	5,135	(61.9)	722
Minority interests	5,204	2,415	2,789	115.5	2,358

Total equity (after retained profit)	72,045	57,883	14,163	24.5	55,026

Preferred shares and securities in subordinated debt	7,745	8,673	(927)	(10.7)	7,784

Total equity and capital with the nature of financial liabilities	79,791	66,555	13,235	19.9	62,810

Computable capital and BIS II ratio

Million euros	31.12.09	31.12.08

Core capital	48,366	38,968
Basic capital	56,615	46,894
Supplementary capital	24,309	25,225
Deductions	(1,221)	(3,816)

Computable capital	79,704	68,302

Risk-weighted assets	561,684	514,003

BIS II ratio	14.2	13.3

Tier I (before deductions)	10.1	9.1

Core capital	8.6	7.5

Shareholders’ equity surplus (BIS II ratio)	34,769	27,182

Recorded revenues and expenses statement

Million euros	2009	2008

Net consolidated profit	9,412	9,332

Other recroded revenues/expenses	5,551	(9,319)

Available-for-sale financial assets	566	(1,314)
Cash flow hedges	54	(279)
Hedges of net investments in businesses abroad	(1,171)	829
Exchange rates differences	5,573	(8,148)
Other revenues/expenses	112	(110)
Recorded in minority interests	417	(298)

Total recorded revenues/expenses	14,963	13

Attributale to the Parent Bank	14,077	(145)
Attributale to the minority interests	886	158
Financial Report     11

January — December 2009
Consolidated financial report
Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	2009	2008	31.12.09	31.12.08

US$	1.3906	1.4639	1.4406	1.3917
Pound sterling	0.8901	0.7944	0.8881	0.9525
Brazilian real	2.7577	2.6572	2.5113	3.2436
New Mexican peso	18.7756	16.2599	18.9223	19.2333
Chilean peso	775.2659	757.3061	730.7444	886.8608
Argentine peso	5.1760	4.6423	5.4761	4.8041
Rating agencies

	Long	Short	Financial
	term	term	strength

Standard & Poor’s	AA	A1 +
Fitch Ratings	AA	F1 +	A/B
Moody’s	Aa2	P1	B-
DBRS	AA	R1(alto)
12     Financial Report

January — December 2009
The share
The Santander share. December 2009

Shareholders and trading data

Shareholders (number)	3,062,633
Shares outstanding (number)	8,228,826,135
Average daily turnover (no. of shares)	107,786,121
Share liquidity (%)	336
(Number of shares traded during the year / number of shares)

Dividend per share	euros	% (1)

Fourth interim dividend 2008 (01.05.09)	0.257373	(2.1)
First interim dividend 2009 (01.08.09)	0.135234	7.3
Santander Dividendo Elección (04.11.09)	0.120000	(4.8)
Third interim dividend 2009 (01.02.09)	0.122940	0.0
Fourth interim dividend 2009 (01.05.09)	0.221826	(13.8)

Price movements during the year

Beginning (30.12.08)	6.750
Highest	11.965
Lowest	3.920
Last (30.12.09)	11.550
Market capitalization (millions) (30.12.09)	95,043

Stock market indicators

Price / Book value ** (X)	1.44
P/E ratio (X)	11.05
Yield*** (%)	7.00

*	Variation o/ equivalent previous year.

**	Including the number of shares needed to compulsorily convert the “Valores Santander”.

***	Total dividend / average share price.
Capital stock ownership distribution

December 2009	Shares	%

The Board of Directors	274,083,474	3.33
Institutional investors	5,272,274,890	64.07
Individuals	2,682,467,771	32.60

Total	8,228,826,135	100.00

Financial Report     13

January — December 2009
Information by segments
Description of the segments
Grupo Santander maintained in 2009 the general criteria used in 2008, with the following exceptions:
•
The system for calculating the financing cost of the Santander Branch Network was changed. The spread is now calculated on the basis of comparing the interest rate of each operation with the relevant Euribor rate instead of doing it at one month Euribor for the gap between assets and liabilities. This system is more appropriate for the current volatility and interest rates.

•	The cost of renting the offices sold in the Group’s lease-back operation is assigned to the Santander Branch Network.

•
The Global Customer Relation Model was reviewed and 208 new customers incorporated in net terms. This does not mean any changes in the principal (geographic) segments, but it does affect the figures for Retail Banking and Global Wholesale Banking.

None of these changes was significant for the Group and do not alter its figures. The figures for 2008 were restated and include the changes in the affected areas.
In addition, and in order to better monitor the performance in 2009, a pro forma statement was drawn up in 2008 for twelve months of Banco Real in Brazil by global integration (in the published accounts, Banco Real’s contribution was nine months by the equity accounted method, in corporate activities, and in the fourth quarter by global integration in the income statement of the country).
Sovereign was consolidated during the first quarter of 2009, after its sale to Santander went through. This means that the Group’s and the operating segments’ figures for the period incorporate eleven months of Sovereign’s balance sheet sheet and income statement (February to December).
Due to the agreement to sale Banco de Venezuela, this bank’s results for 2009 were eliminated from the various lines of the income statement and are recorded in discontinued operations. In order to provide like-for-like comparisons, the same was done for 2008’s results.
The financial statements of each business area have been drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the companies in each area as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.
In accordance with the IFRS, the business areas are structured into two levels:
Principal level (or geographic). The activity of the Group’s operating units is segmented by geographical areas. This coincides with the Group’s first level of management and reflects our positioning in the world’s three main currency areas (euro, dollar and sterling). The segments reported on are:
•
Continental Europe. This covers all retail banking business (including Banif, the specialised private bank), wholesale banking and asset management and insurance conducted in Europe with the exception of the United Kingdom. Given the importance of some of these units, the financial information of the Santander Branch Network, Banesto, Santander Consumer Finance (Drive included) and Portugal is also set out.

•	United Kingdom. This includes retail and wholesale banking, asset management and insurance conducted by the various units and branches of the Group.

•
Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialised units of Santander Private Banking, as an independent and globally managed unit, and New York’s business. Because of their specific importance, the financial statements of Brazil, Mexico and Chile are also provided.

Secondary level (or business). This segments the activity of the operating units by the type of business. The reported segments are:
•
Retail Banking. This covers all customer banking businesses (except those of Corporate Banking, managed through the Global Customer Relationship Model). Because of their relative importance details are provided by the main geographic areas (Continental Europe, United Kingdom and Latin America) and Sovereign, as well as by the main countries. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•
Global Wholesale Banking (GBM). This business reflects the revenues from Global Corporate Banking, Investment Banking and Markets worldwide including all treasuries managed globally, both trading and distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•
Asset Management and Insurance. This includes the contribution of the various units to the Group in the design and management of mutual and pension funds and insurance. The Group uses, and remunerates through agreements, the retail networks which place these products. This means that the result recorded in this business is net (i.e. deducting the distribution cost from gross income).

As well as these operating units, which cover everything by geographic area and by businesses (their totals are the same), the Group continues to maintain the area of Corporate Activities. This area incorporates the centralised activities relating to equity stakes in industrial and financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations.
As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services except for corporate and institutional expenses related to the Group’s functioning.
14     Financial Report

January — December 2009
Information by principal segments
Key data by principal segments

	Net operating income				Attributable profit to the Group
Income statement (Million euros)	2009	2008	Amount	(%)	2009	2008	Amount	(%)

Continental Europe	10,312	9,103	1,210	13.3	5,031	4,705	326	6.9

o/w: Santander Branch Network	3,252	3,300	(49)	(1.5)	2,012	1,907	105	5.5
Banesto	1,551	1,442	109	7.5	738	732	6	0.8
Santander Consumer Finance	2,976	2,395	581	24.3	632	696	(64)	(9.2)
Portugal	726	678	47	7.0	531	531	1	0.1

United Kingdom	3,231	2,127	1,104	51.9	1,726	1,247	479	38.4

Latin America	11,071	9,072	1,999	22.0	3,833	3,609	225	6.2

o/w: Brazil	7,376	5,441	1,935	35.6	2,167	1,769	398	22.5
Mexico	1,542	1,755	(212)	(12.1)	495	600	(105)	(17.6)
Chile	1,196	1,144	52	4.5	563	545	19	3.4

Sovereign	582		582		(25)		(25)

Operating areas	25,196	20,301	4,895	24.1	10,565	9,561	1,004	10.5

Corporate Activities	(2,236)	(1,761)	(475)	27.0	(1,623)	(685)	(938)	137.0

Total Group	22,960	18,540	4,420	23.8	8,943	8,876	66	0.7

	Efficiency ratio(1)		ROE		NPL ratio*		NPL coverage*
Ratios (%)	2009	2008	2009	2008	2009	2008	2009	2008

Continental Europe	36.4	37.5	18.78	20.30	3.64	2.31	77	90

o/w: Santander Branch Network *	39.4	38.7	26.63	23.03	4.38	2.58	65	75
Banesto	40.0	41.8	17.24	18.29	2.97	1.64	64	106
Santander Consumer Finance	28.0	27.6	9.00	17.00	5.39	4.18	97	86
Portugal	42.8	44.1	25.38	27.05	2.27	1.72	65	77

United Kingdom	40.8	45.3	29.62	28.56	1.71	1.04	44	69

Latin America	37.3	43.9	23.67	24.59	4.25	2.95	105	108

o/w: Brazil	37.0	46.2	25.64	22.91	5.27	3.58	99	102
Mexico	34.2	35.3	18.43	20.76	1.84	2.41	264	132
Chile	33.2	34.6	32.29	37.26	3.20	2.64	89	102

Sovereign	60.2		—		5.35		62

Operating areas	38.3	41.4	21.02	22.62	3.21	2.02	76	91

Total Group	41.7	44.6	13.90	17.07	3.24	2.04	75	91

(1).-	Efficiency ratio with amortisations.

(*).-
Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of December 2009 stood at 3.41% (1.93% in December 2008) and NPL coverage was 73% (96% in December 2008).

	Employees		Branches(1)
Operating means	2009	2008	2009	2008

Continental Europe	49,870	48,467	5,871	5,998

o/w: Santander Branch Network	19,064	19,447	2,934	2,933
Banesto	9,727	10,440	1,773	1,915
Santander Consumer Finance	9,362	8,052	311	290
Portugal	6,294	6,584	763	770

United Kingdom	22,949	24,379	1,322	1,303

Latin America*	85,974	96,405	5,745	6,089

o/w: Brazil	50,961	53,256	3,593	3,603
Mexico	12,466	13,932	1,093	1,129
Chile	11,751	12,079	498	507

Sovereign	8,847		722

Operating areas	167,640	169,251	13,660	13,390

Corporate Activities	1,820	1,710

Total Group	169,460	170,961	13,660	13,390

(1).-	Including traditional branches and banking service points.

(*).-	In 2009 sale of Banco de Venezuela (5,600 employees; 285 branches).
Financial Report     15

January — December 2009
Information by principal segments
Income statement and balance sheet of principal segments

	Operating business areas(*)			Continental Europe
Million euros	2009	2008	Var (%)	2009	2008	Var (%)
Income statement
Net interest income	28,509	23,103	23.4	11,456	9,259	23.7

Net fees	9,086	8,961	1.4	3,787	4,074	(7.0)
Gains (losses) on financial transactions	2,792	1,984	40.7	609	764	(20.2)
Other operating income (1)	421	570	(26.0)	364	462	(21.3)

Gross income	40,808	34,618	17.9	16,217	14,559	11.4

Operating expenses	(15,612)	(14,316)	9.0	(5,904)	(5,456)	8.2
General administrative expenses	(14,129)	(13,124)	7.7	(5,335)	(4,956)	7.6
Personnel	(8,143)	(7,558)	7.7	(3,306)	(3,123)	5.9
Other general administrative expenses	(5,986)	(5,566)	7.5	(2,028)	(1,832)	10.7
Depreciation and amortisation	(1,482)	(1,192)	24.3	(569)	(500)	13.8

Net operating income	25,196	20,301	24.1	10,312	9,103	13.3

Net loan-loss provisions	(9,533)	(6,631)	43.8	(3,111)	(2,473)	25.8
Other income	(865)	(745)	16.0	(151)	(86)	76.4

Profit before taxes	14,798	12,925	14.5	7,050	6,544	7.7

Tax on profit	(3,757)	(3,206)	17.2	(1,882)	(1,703)	10.5

Profit from continuing operations	11,041	9,719	13.6	5,169	4,840	6.8

Net profit from discontinued operations	45	319	(85.8)	(45)	(21)	115.0

Consolidated profit	11,086	10,037	10.5	5,124	4,820	6.3

Minority interests	521	476	9.4	93	114	(18.6)

Attributable profit to the Group	10,565	9,561	10.5	5,031	4,705	6.9

	Operating business areas(*)			Continental Europe
Million euros	2009	2008	Var (%)	2009	2008	Var (%)
Balance sheet
Customer loans (2)	682,245	624,054	9.3	322,026	325,378	(1.0)
Trading portfolio (w/o loans)	114,694	143,297	(20.0)	50,764	72,303	(29.8)
Available-for-sale financial assets	59,751	34,798	71.7	20,132	12,806	57.2
Due from credit institutions (2)	139,895	114,760	21.9	88,508	63,296	39.8
Intangible assets and property and equipment	10,795	9,094	18.7	5,054	4,612	9.6
Other assets	88,150	78,767	11.9	21,955	17,644	24.4

Total assets/liabilities & shareholders’ equity	1,095,529	1,004,770	9.0	508,439	496,039	2.5

Customer deposits (2)	503,761	417,219	20.7	198,144	165,762	19.5
Marketable debt securities (2)	128,869	128,746	0.1	50,610	52,076	(2.8)
Subordinated debt (2)	17,673	15,489	14.1	2,079	1,752	18.6
Insurance liabilities	16,916	16,850	0.4	10,287	13,889	(25.9)
Due to credit institutions (2)	206,867	174,632	18.5	115,487	85,232	35.5
Other liabilities	168,995	210,271	(19.6)	105,366	153,674	(31.4)
Shareholders’ equity (3)	52,448	41,563	26.2	26,466	23,653	11.9

Other customer funds under management	144,313	131,061	10.1	70,289	75,473	(6.9)

Mutual funds	105,216	90,306	16.5	44,598	47,725	(6.6)
Pension funds	11,310	11,128	1.6	11,310	11,128	1.6
Managed portfolios	18,364	17,289	6.2	5,499	4,479	22.8
Savings-insurance policies	9,422	12,338	(23.6)	8,882	12,141	(26.8)

Customer funds under management	794,615	692,516	14.7	321,122	295,064	8.8

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses.

(2).-	Including all on-balance sheet balances for this item.

(3).-	Not including profit of the year.

(*).-	Including Sovereign (more details on page 26).
16     Financial Report

January — December 2009
Information by principal segments
Income statement and balance sheet of principal segments

	United Kingdom			Latin America
Million euros	2009	2008	Var (%)	2009	2008	Var (%)
Income statement
Net interest income	3,934	2,411	63.1	11,959	11,432	4.6

Net fees	993	926	7.3	3,925	3,962	(0.9)
Gains (losses) on financial transactions	506	500	1.2	1,663	720	130.9
Other operating income (1)	27	50	(45.7)	121	57	110.9

Gross income	5,460	3,887	40.5	17,668	16,172	9.3

Operating expenses	(2,229)	(1,760)	26.6	(6,597)	(7,100)	(7.1)
General administrative expenses	(1,997)	(1,603)	24.5	(6,032)	(6,565)	(8.1)
Personnel	(1,170)	(986)	18.6	(3,210)	(3,449)	(6.9)
Other general administrative expenses	(827)	(617)	34.0	(2,822)	(3,117)	(9.4)
Depreciation and amortisation	(233)	(157)	48.2	(566)	(535)	5.8

Net operating income	3,231	2,127	51.9	11,071	9,072	22.0

Net loan-loss provisions	(881)	(456)	93.2	(4,970)	(3,702)	34.3
Other income	17	2	627.5	(673)	(662)	1.7

Profit before taxes	2,367	1,673	41.5	5,428	4,708	15.3

Tax on profit	(641)	(426)	50.4	(1,257)	(1,077)	16.7

Profit from continuing operations	1,726	1,247	38.4	4,171	3,631	14.9

Net profit from discontinued operations	—	—	—	90	340	(73.5)

Consolidated profit	1,726	1,247	38.4	4,261	3,971	7.3

Minority interests	0	—	—	428	362	18.1

Attributable profit to the Group	1,726	1,247	38.4	3,833	3,609	6.2

Pro memoria:

	Million sterling			Million dollars
Gross income	4,860	3,088	57.4	24,570	23,674	3.8

Net operating income	2,876	1,689	70.2	15,395	13,281	15.9

Attributable profit to the Group	1,536	991	55.1	5,331	5,283	0.9

	United Kingdom			Latin America
Million euros	2009	2008	Var (%)	2009	2008	Var (%)
Balance sheet
Customer loans (2)	227,713	202,622	12.4	97,901	96,054	1.9
Trading portfolio (w/o loans)	41,245	50,029	(17.6)	22,521	20,965	7.4
Available-for-sale financial assets	897	2,785	(67.8)	29,154	19,208	51.8
Due from credit institutions (2)	28,745	31,518	(8.8)	22,146	19,946	11.0
Intangible assets and property and equipment	1,424	1,210	17.7	3,926	3,272	20.0
Other assets	24,522	30,626	(19.9)	38,105	30,496	24.9

Total assets/liabilities & shareholders’ equity	324,546	318,790	1.8	213,753	189,941	12.5

Customer deposits (2)	166,607	143,200	16.3	108,122	108,257	(0.1)
Marketable debt securities (2)	58,611	67,996	(13.8)	8,411	8,674	(3.0)
Subordinated debt (2)	8,577	9,890	(13.3)	4,888	3,847	27.1
Insurance liabilities	3	3	(3.2)	6,627	2,958	124.1
Due to credit institutions (2)	57,879	60,063	(3.6)	32,765	29,331	11.7
Other liabilities	26,946	32,306	(16.6)	34,994	24,291	44.1
Shareholders’ equity (3)	5,923	5,332	11.1	17,946	12,583	42.6

Other customer funds under management	10,937	7,180	52.3	62,759	48,408	29.6

Mutual funds	10,937	7,180	52.3	49,681	35,400	40.3
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	12,538	12,810	(2.1)
Savings-insurance policies	—	—	—	540	198	173.1

Customer funds under management	244,731	228,267	7.2	184,181	169,186	8.9

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses.

(2).-	Including all on-balance sheet balances for this item.

(3).-	Not including profit of the year.
Financial Report     17

January — December 2009
Information by principal segments

Continental Europe

Gross income and expenses
% variation 2009 / 2008

+11.4
+8.2
Gross income
Expenses

Efficiency ratio (with amortisations)
%

37.5
36.4
2008
2009

Continental Europe

Net operating income
Million euros

+13.3%

9,103
10,312
2008
2009

Attributable profit
Million euros

+6.9%

4,705
5,031
2008
2009

United Kingdom

Gross income and expenses
% variation 2009 / 2008 (sterling)

+57.4
+41.9
Gross income*
Expenses*

Efficiency ratio (with amortisations)
%

45.3
40.8
2008
2009

* In euros: Gross income: +40.5%; expenses: +26.6%

United Kingdom

Net operating income
Sterling million

+70.2%*

1,689
2,876
2008
2009

* In euros: +51.9%

Attributable profit
Sterling million

+55.1%*

991
1,536
2008
2009

* In euros: +38.4%

Latin America

Gross income and expenses
% variation 2009 / 2008

+9.3
-7.1
Gross income*
Expenses*

Efficiency ratio (with amortisations)
%

43.9
37.3
2008
2009

* Excluding exchange rate impact: Gross income: +14.8%; expenses: -2.6%

Latin America

Net operating income
Million euros

+22.0%*

9,072
11,071
2008
2009

* Excluding exchange rate impact: +28.4%

Attributable profit
Million euros

+6.2%*

3,609
3,833
2008
2009

* Excluding exchange rate impact: +11.4%

18     Financial Report

January — December 2009
Information by principal segments
Continental Europe. Main Units

	Santander				Santander
	Branch Network		Banesto		Consumer Finance		Portugal
Million euros	2009	Var. (%)	2009	Var. (%)	2009	Var. (%)	2009	Var. (%)
Income statement
Net interest income	4,052	16.0	1,747	9.6	3,268	31.8	793	5.7

Net fees	1,188	(25.2)	608	(1.9)	863	18.7	344	(2.7)
Gains (losses) on financial transactions	132	(39.2)	165	3.8	(15)	—	81	42.6
Other operating income (1)	(8)	—	64	(39.3)	18	(58.6)	51	(4.5)

Gross income	5,363	(0.3)	2,583	4.3	4,135	25.0	1,269	4.5

Operating expenses	(2,111)	1.5	(1,032)	(0.3)	(1,159)	26.7	(544)	1.5
General administrative expenses	(1,951)	1.5	(909)	(1.2)	(1,051)	25.7	(469)	1.1
Personnel	(1,248)	(0.4)	(683)	(1.8)	(519)	29.3	(318)	1.9
Other general administrative expenses	(703)	4.9	(226)	0.5	(532)	22.4	(151)	(0.7)
Depreciation and amortisation	(160)	1.9	(123)	7.1	(107)	37.4	(75)	4.1

Net operating income	3,252	(1.5)	1,551	7.5	2,976	24.3	726	7.0

Net loan-loss provisions	(481)	(25.2)	(379)	26.6	(1,967)	41.4	(91)	605.6
Other income	(13)	(13.1)	(23)	120.0	(46)	117.2	9	—

Profit before taxes	2,757	4.4	1,148	1.5	963	(2.0)	643	0.4

Tax on profit	(743)	3.9	(334)	4.9	(274)	7.7	(111)	2.1

Profit from continuing operations	2,014	4.6	814	0.1	689	(5.4)	532	0.1

Net profit from discontinued operations	—	—	—	—	(45)	115.0	—	—

Consolidated profit	2,014	4.6	814	0.1	645	(8.9)	532	0.1

Minority interests	2	(89.3)	77	(6.3)	13	9.7	1	(11.5)

Attributable profit to the Group	2,012	5.5	738	0.8	632	(9.2)	531	0.1

Balance sheet
Customer loans (2)	115,582	(5.0)	75,449	(2.4)	56,893	5.6	32,294	(0.9)
Trading portfolio (w/o loans)	—	(100.0)	6,857	31.1	1,153	104.1	1,286	(17.7)
Available-for-sale financial assets	39	40.8	7,837	37.8	483	291.1	3,867	259.2
Due from credit institutions (2)	138	(57.2)	23,500	14.3	8,398	18.8	5,630	33.2
Intangible assets and property and equipment	1,227	(0.1)	1,424	2.9	864	(7.0)	486	(0.8)
Other assets	559	99.5	7,332	1.4	2,888	42.2	4,867	(2.3)

Total assets/liabilities & shareholders’ equity	117,545	(4.8)	122,399	4.3	70,680	9.4	48,430	7.8

Customer deposits (2)	72,636	24.6	55,580	(0.6)	26,114	44.8	14,946	(3.6)
Marketable debt securities (2)	—	—	29,893	5.0	7,395	(42.5)	11,677	34.4
Subordinated debt (2)	—	—	1,340	30.3	464	4.4	254	(9.1)
Insurance liabilities	—	—	—	—	—	—	4,794	18.2
Due to credit institutions (2)	386	(15.4)	18,362	10.4	25,423	(2.1)	13,672	6.0
Other liabilities	37,309	(34.3)	12,892	13.4	3,744	71.6	1,326	(28.9)
Shareholders’ equity (3)	7,214	(9.6)	4,332	9.3	7,539	47.3	1,762	6.9

Other customer funds under management	28,961	(25.8)	11,035	12.5	330	(4.1)	10,191	23.9

Mutual funds	21,660	(15.9)	7,370	8.1	276	(3.4)	3,982	31.3
Pension funds	6,203	(1.9)	1,416	0.5	55	(7.0)	1,398	0.3
Managed portfolios	—	—	115	90.0	—	—	122	(25.2)
Savings-insurance policies	1,098	(84.3)	2,134	40.3	—	—	4,689	28.9

Customer funds under management	101,596	4.4	97,848	2.8	34,304	8.3	37,068	13.4

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses.

(2).-	Including all on-balance sheet balances for this item.

(3).-	Not including profit of the year.
Financial Report     19

January — December 2009
Information by principal segments

Santander Branch Network

Gross income and expenses
% variation 2009 / 2008

-0.3
+1.5
Gross income
Expenses

Efficiency ratio (with amortisations)
%

38.7
39.4
2008
2009

Santander Branch Network

Net operating income
Million euros

-1.5%

3,300
3,252
2008
2009

Attributable profit
Million euros

+5.5%

1,907
2,012
2008
2009

Banesto

Gross income and expenses
% variation 2009 / 2008

+4.3
-0.3
Gross income
Expenses

Efficiency ratio (with amortisations)
%

41.8
39.9
2008
2009

Banesto

Net operating income
Million euros

+7.5%

1,442
1,551
2008
2009

Attributable profit
Million euros

+0.8%

732
738
2008
2009

Santander Consumer Finance

Gross income and expenses
% variation 2009 / 2008

+25.0
+26.7
Gross income
Expenses

Efficiency ratio (with amortisations)
%

27.6
28.0
2008
2009

Santander Consumer Finance

Net operating income
Million euros

+24.3%

2,395
2,976
2008
2009

Attributable profit
Million euros

-9.2%

696
632
2008
2009

Portugal

Gross income and expenses
% variation 2009 / 2008

+4.5
+1.5
Gross income
Expenses

Efficiency ratio (with amortisations)
%

44.1
42.8
2008
2009

Portugal

Net operating income
Million euros

+7.0%

678
726
2008
2009

Attributable profit
Million euros

+0.1%

531
531
2008
2009

20     Financial Report

January — December 2009
Information by principal segments
Latin America. Main Units

	Brazil		Mexico		Chile
Million euros	2009	Var (%)	2009	Var (%)	2009	Var (%)
Income statement
Net interest income	8,215	13.4	1,521	(22.1)	1,190	(10.4)

Net fees	2,486	2.4	509	(15.1)	356	1.6
Gains (losses) on financial transactions	908	118.9	331	80.5	210	608.3
Other operating income (1)	93	468.3	(18)	(24.5)	34	(15.3)

Gross income	11,702	15.8	2,342	(13.6)	1,790	2.4

Operating expenses	(4,325)	(7.2)	(800)	(16.4)	(594)	(1.7)
General administrative expenses	(3,977)	(8.5)	(713)	(17.2)	(527)	(3.3)
Personnel	(2,040)	(7.2)	(383)	(14.7)	(321)	(4.1)
Other general administrative expenses	(1,936)	(9.8)	(330)	(19.9)	(206)	(2.1)
Depreciation and amortisation	(349)	9.6	(87)	(8.5)	(67)	12.9

Net operating income	7,376	35.6	1,542	(12.1)	1,196	4.5

Net loan-loss provisions	(3,523)	60.6	(767)	(12.6)	(418)	18.0
Other income	(658)	5.7	(25)	452.5	34	—

Profit before taxes	3,195	21.7	749	(14.1)	813	5.5

Tax on profit	(908)	10.5	(94)	7.0	(113)	18.4

Profit from continuing operations	2,288	26.8	655	(16.4)	699	3.7

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	2,288	26.8	655	(16.4)	699	3.7

Minority interests	121	246.0	161	(12.8)	136	4.9

Attributable profit to the Group	2,167	22.5	495	(17.6)	563	3.4

Balance sheet
Customer loans (2)	53,924	22.7	11,489	(9.9)	19,379	13.8
Trading portfolio (w/o loans)	8,070	15.3	9,056	6.7	2,508	(13.6)
Available-for-sale financial assets	18,882	86.3	4,038	2.2	2,815	88.2
Due from credit institutions (2)	11,360	6.3	5,205	(51.5)	2,531	27.5
Intangible assets and property and equipment	2,950	43.5	367	(24.7)	352	16.9
Other assets	24,094	59.8	3,653	(2.1)	2,631	79.8

Total assets/liabilities & shareholders’ equity	119,279	34.2	33,808	(15.8)	30,216	20.0

Customer deposits (2)	59,274	23.0	15,879	(19.6)	14,624	4.6
Marketable debt securities (2)	4,587	22.8	419	(83.5)	3,183	45.7
Subordinated debt (2)	3,838	35.6	52	(4.4)	813	4.4
Insurance liabilities	6,183	128.7	226	58.8	198	110.6
Due to credit institutions (2)	13,465	5.8	8,739	(17.7)	6,257	49.6
Other liabilities	21,279	67.5	6,091	37.0	3,454	26.1
Shareholders’ equity (3)	10,654	77.3	2,402	(6.9)	1,687	38.1

Other customer funds under management	37,969	53.1	8,235	20.9	5,328	74.0

Mutual funds	34,521	44.7	8,148	20.4	5,290	73.2
Pension funds	—	—	—	—	—	—
Managed portfolios	3,034	280.9	—	—	—	—
Savings-insurance policies	414	182.6	87	100.4	39	404.5

Customer funds under management	105,667	32.8	24,585	(15.7)	23,948	19.7

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses

(2).-	Including all on-balance sheet balances for this item

(3).-	Not including profit of the year
Latin America. Income Statement

	Gross income		Net operating income		Attributable profit
Million euros	2009	Var (%)	2009	Var (%)	2009	Var (%)

Brazil	11,702	15.8	7,376	35.6	2,167	22.5
Mexico	2,342	(13.6)	1,542	(12.1)	495	(17.6)
Chile	1,790	2.4	1,196	4.5	563	3.4
Puerto Rico	334	0.9	166	10.4	33	—
Colombia	159	2.7	67	13.0	33	23.9
Argentina	710	14.7	417	28.7	226	4.9
Uruguay	144	196.4	66	395.0	51	462.3
Rest	197	99.7	66	—	109	(61.6)

Subtotal	17,378	9.9	10,896	23.1	3,677	7.3

Santander Private Banking	290	(18.5)	175	(21.1)	156	(13.5)

Total	17,668	9.3	11,071	22.0	3,833	6.2

Financial Report     21

January — December 2009
Information by principal segments

Brazil

Gross income and expenses
% variation in euros 2009 / 2008

+15.8
-7.2
Gross income*
Expenses*

Efficiency ratio (with amortisations)
%

46.1
37.0
2008
2009

* Excluding exchange rate impact: Gross income: +20.2%; expenses: -3.7%

Brazil

Net operating income
Million euros

+35.6%*

5,441
7,376
2008
2009

* Excluding exchange rate impact: +40.7%

Attributable profit
Million euros

+22.5%*

1,769
2,167
2008
2009

* Excluding exchange rate impact: +27.1%

Mexico

Gross income and expenses
% variation in euros 2009 / 2008

-13.6
-16.4
Gross income*
Expenses*

Efficiency ratio (with amortisations)
%

35.3
34.2
2008
2009

* Excluding exchange rate impact: Gross income: -0.2%; expenses: -3.4%

Mexico

Net operating income
Million euros

-12.1%*

1,755
1,542
2008
2009

* Excluding exchange rate impact: +1.5%

Attributable profit
Million euros

-17.6%*

600
495
2008
2009

* Excluding exchange rate impact: -4.8%

Chile

Gross income and expenses
% variation in euros 2009 / 2008

+2.4
-1.7
Gross income*
Expenses*

Efficiency ratio (with amortisations)
%

34.6
33.2
2008
2009

* Excluding exchange rate impact: Gross income: +4.8%; expenses: +0.6%

Chile

Net operating income
Million euros

+4.5%*

1,144
1,196
2008
2009

* Excluding exchange rate impact: +7.0%

Attributable profit
Million euros

+3.4%*

545
563
2008
2009

* Excluding exchange rate impact: +5.9%

22     Financial Report

January — December 2009
Information by principal segments
Corporate activities

			Variation
Million euros	2009	2008	Amount	(%)
Income statement
Net interest income	(2,210)	(2,157)	(53)	2.5

Net fees	(6)	59	(64)	—
Gains (losses) on financial transactions	631	613	18	3.0
Dividends	121	229	(107)	(47.0)
Income from equity-accounted method	(15)	97	(113)	—
Other operating income/expenses (net)	52	32	21	65.9

Gross income	(1,427)	(1,128)	(298)	26.4

Operating expenses	(809)	(633)	(177)	27.9
General administrative expenses	(695)	(455)	(240)	52.7
Personnel	(307)	(200)	(108)	53.9
Other general administrative expenses	(388)	(256)	(132)	51.7
Depreciation and amortisation	(114)	(177)	63	(35.7)

Net operating income	(2,236)	(1,761)	(475)	27.0

Net loan-loss provisions	50	30	19	63.2
Other income	(848)	227	(1,075)	—

Profit before taxes (w/o capital gains)	(3,034)	(1,503)	(1,531)	101.8

Tax on profit	1,421	815	606	74.4

Profit from continuing operations (w/o capital gains)	(1,614)	(688)	(925)	134.4

Net profit from discontinued operations	(15)	0	(15)	—

Consolidated profit (w/o capital gains)	(1,628)	(688)	(940)	136.6

Minority interests	(5)	(4)	(2)	46.8

Attributable profit to the Group (w/o capital gains)	(1,623)	(685)	(938)	137.0

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	(1,623)	(685)	(938)	137.0

Balance sheet
Trading portfolio (w/o loans)	4,331	2,689	1,642	61.1
Available-for-sale financial assets	26,870	14,122	12,748	90.3
Investments	32	1,216	(1,185)	(97.4)
Goodwill	22,865	18,836	4,029	21.4
Liquidity lent to the Group	49,677	77,011	(27,335)	(35.5)
Capital assigned to Group areas	52,448	41,563	10,886	26.2
Other assets	64,511	92,187	(27,677)	(30.0)

Total assets/liabilities & shareholders’ equity	220,733	247,624	(26,891)	(10.9)

Customer deposits (1)	3,216	3,010	206	6.8
Marketable debt securities (1)	83,094	107,657	(24,563)	(22.8)
Subordinated debt (1)	19,131	23,384	(4,253)	(18.2)
Other liabilities	50,106	53,870	(3,764)	(7.0)
Group capital and reserves (2)	65,186	59,704	5,482	9.2

Other customer funds under management	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	105,442	134,051	(28,609)	(21.3)

(1).-	Including all on-balance sheet balances for this item.

(2).-	Not including profit of the year.
Financial Report     23

January — December 2009
Information by secondary segments
Income statement and business volumes. secondary segments

	Operating		Retail		Global		Asset Management
	business areas(*)		Banking(1)		Wholesale Banking		and Insurance
Million euros	2009	(%)	2009	(%)	2009	(%)	2009	(%)
Income statement
Net interest income	28,509	23.4	25,942	24.4	2,367	15.9	201	(3.1)

Net fees	9,086	1.4	7,524	0.9	1,131	16.6	431	(19.2)
Gains (losses) on financial transactions	2,792	40.7	1,376	55.8	1,382	28.5	34	32.1
Other operating income (1)	421	(26.0)	(91)	—	174	60.8	339	15.8

Gross income	40,808	17.9	34,751	18.3	5,053	20.5	1,004	(5.1)

Operating expenses	(15,612)	9.0	(14,101)	11.2	(1,203)	(7.1)	(307)	(10.1)
General administrative expenses	(14,129)	7.7	(12,734)	9.6	(1,117)	(5.8)	(278)	(13.7)
Personnel	(8,143)	7.7	(7,280)	9.6	(725)	(5.3)	(138)	(9.5)
Other general administrative expenses	(5,986)	7.5	(5,454)	9.6	(392)	(6.7)	(140)	(17.4)
Depreciation and amortisation	(1,482)	24.3	(1,368)	28.5	(86)	(21.3)	(29)	51.1

Net operating income	25,196	24.1	20,649	23.8	3,850	32.8	697	(2.8)

Net loan-loss provisions	(9,533)	43.8	(9,578)	51.0	37	—	8	331.8
Other income	(865)	16.0	(814)	15.6	3	—	(54)	197.6

Profit before taxes	14,798	14.5	10,257	6.5	3,890	50.3	651	(7.1)

Tax on profit	(3,757)	17.2	(2,413)	12.3	(1,125)	32.5	(219)	5.5

Profit from continuing operations	11,041	13.6	7,844	4.8	2,765	59.0	432	(12.4)

Net profit from discontinued operations	45	(85.8)	45	(85.8)	—	(100.0)	—	—

Consolidated profit	11,086	10.5	7,889	1.1	2,765	59.0	432	(12.4)

Minority interests	521	9.4	493	8.0	0	—	28	25.9

Attributable profit to the Group	10,565	10.5	7,397	0.7	2,765	58.8	404	(14.2)

Business volumes
Total assets	1,095,529	9.0	812,027	9.7	253,756	5.0	29,746	29.8
Customer loans	682,245	9.3	618,847	10.9	62,808	(4.7)	590	167.2
Customer deposits	503,761	20.7	451,044	22.5	52,211	7.1	506	28.6

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses.

(*).-	Including Sovereign (more details on page 26).
Retail Banking. Income Statement

	Gross income		Net operating income		Attributable profit
Million euros	2009	Var (%)	2009	Var (%)	2009	Var (%)

Continental Europe	13,864	11.5	8,663	12.8	3,844	1.6

o/w: Spain	8,754	1.5	5,273	2.2	2,749	(1.3)

Portugal	1,077	2.8	570	3.3	418	(4.1)

United Kingdom	4,832	46.9	2,766	60.8	1,335	34.0

Latin America	14,591	7.0	8,637	18.6	2,242	(12.8)

o/w: Brazil	9,834	15.5	5,837	36.5	1,219	5.1
Mexico	1,876	(20.6)	1,168	(22.3)	229	(47.1)
Chile	1,474	0.1	949	0.4	358	(5.7)

Sovereign	1,463		582		(25)

Total Retail Banking	34,751	18.3	20,649	23.8	7,397	0.7

Asset Management and Insurance. income statement

	Gross income		Net operating income		Attributable profit
Million euros	2009	Var (%)	2009	Var (%)	2009	Var (%)

Mutual funds	247	(34.0)	108	(47.6)	42	(70.7)
Pension funds	28	(12.8)	19	(14.4)	12	(21.4)
Insurance	729	11.8	571	16.6	350	12.2

Total Asset Management and Insurance	1,004	(5.1)	697	(2.8)	404	(14.2)

24     Financial Report

January — December 2009
Information by secondary segments

Retail Banking

Net operating income
Million euros

+23.8%*

16,685
20,649
2008
2009

* Excluding exchange rate impact: +27.8%

Attributable profit
Million euros

+0.7%*

7,349
7,397
2008
2009

* Excluding exchange rate impact: +3.5%

Retail Banking

Gross income and expenses
% variation 2009 / 2008

+18.3
+11.2
Gross income
Expenses

Efficiency ratio (with amortisations)
%

43.2
40.6
2008
2009

Global Wholesale Banking

Net operating income
Million euros

+32.8%

2,899
3,850
2008
2009

Attributable profit
Million euros

+58.8%

1,741
2,765
2008
2009

Global Wholesale Banking

Gross income breakdown
Million euros

Total
4,194
+20%
5,053
512
Proprietary trading and portfolios
+0%
935
Equity
+7%
1,306
Rates
+14%
895
Credit
+76%
Corporate Finance
-41%
116
Global Transaction Banking
+34%
1,289
Customers +37%
2008
2009

Asset Management and Insurance

Net operating income
Million euros

-2.8%

718
697
2008
2009

Attributable profit
Million euros

-14.2%

471
404
2008
2009

Asset Management and Insurance

Total Group revenues
Million euros

Total
3,961
-9%
3,599
Insurance
+4%
2,421
Asset management
-28%
1,178
2008
2009

Financial Report     25

January — December 2009
Sovereign
Sovereign

Million euros	2009
Income statement
Net interest income	1,160

Net fees	380
Gains (losses) on financial transactions	13
Other operating income (1)	(91)

Gross income	1,463

Operating expenses	(881)
General administrative expenses	(766)
Personnel	(457)
Other general administrative expenses	(309)
Depreciation and amortisation	(114)

Net operating income	582

Net loan-loss provisions	(571)
Other income	(58)

Profit before taxes	(47)

Tax on profit	22

Profit from continuing operations	(25)

Net profit from discontinued operations	—

Consolidated profit	(25)

Minority interests	—

Attributable profit to the Group	(25)

Balance sheet
Customer loans (2)	34,605
Trading portfolio (w/o loans)	163
Available-for-sale financial assets	9,568
Due from credit institutions (2)	496
Intangible assets and property and equipment	391
Other assets	3,568

Total assets/liabilities & shareholders’ equity	48,791

Customer deposits (2)	30,888
Marketable debt securities (2)	11,236
Subordinated debt (2)	2,129
Insurance liabilities	—
Due to credit institutions (2)	736
Other liabilities	1,689
Shareholders’ equity (3)	2,113

Other customer funds under management	327

Mutual funds	—
Pension funds	—
Managed portfolios	327
Savings-insurance policies	—

Customer funds under management	44,581

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses.

(2).-	Including all on-balance sheet balances for this item.

(3).-	Not including profit of the year.
26     Financial Report

Item 3

Santander

www.santander.com

Investor Relations
Ciudad Grupo Santander
Edificio Pereda, 1st floor
Avda de Cantabria, s/n
28660 Boadilla del Monte
Madrid (Spain)
Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20
Fax: 34 (91) 257 02 45
e-mail: investor@gruposantander.com

Legal Head Office:
Paseo Pereda, 9-12. Santander (Spain)
Teléfono: 34 (942) 20 61 00
Operational Head Office:
Ciudad Grupo Santander
Avda. de Cantabria, s/n 28660 Boadilla del Monte. Madrid (Spain)

Key consolidated data

			Variation
	2009	2008	Amount	%	2007	2007*
Balance sheet (million euros)
Total assets	1,110,529	1,049,632	60,898	5.8	912,915
Net customer loans	682,551	626,888	55,662	8.9	571,099
Customer funds under management	900,057	826,567	73,489	8.9	784,872
Shareholders’ equity	70,006	63,768	6,239	9.8	51,945
Total managed funds	1,245,420	1,168,355	77,065	6.6	1,063,892

Income statement (million euros)
Net interest income	26,299	20,945	5,353	25.6	14,443
Gross income	39,381	33,489	5,892	17.6	26,441
Net operating income	22,960	18,540	4,420	23.8	14,417
Profit from continuing operations	9,427	9,030	397	4.4	8,327
Attributable profit to the Group	8,943	8,876	66	0.7	8,111	9,060

EPS, profitability and efficiency (%)
EPS (euro) (1)	1.0454	1.2207	(0.1753)	(14.4)	1.1924	1.3320
Diluted EPS (euro) (1)	1.0382	1.2133	(0.1751)	(14.4)	1.1809	1.3191
ROE	13.90	17.07			19.61	21.91
ROA	0.86	0.96			0.98	1.09
RoRWA	1.74	1.86			1.76	1.95
Efficiency ratio (with amortisations)	41.7	44.6			45.5

BIS II ratios and NPL ratios (%)
Core capital (2)	8.6	7.5			6.3
Tier I (2)	10.1	9.1			7.7
BIS ratio (2)	14.2	13.3			12.7
NPL ratio	3.24	2.04			0.95
NPL coverage	75.33	90.64			150.55

Market capitalisation and shares
Shares outstanding (millions at period-end)	8,229	7,994	235	2.9	6,254
Share price (euros)	11.550	6.750	4.800	71.1	13.79
Market capitalisation (million euros)	95,043	53,960	41,083	76.1	92,501
Book value (euro) (1)	8.04	7.58	—	—	7.23
Price / Book value (X) (1)	1.44	0.89	—	—	1.91
P/E ratio (X)	11.05	5.53	—	—	11.56

Other data
Number of shareholders	3,062,633	3,034,816	27,817	0.9	2,278,321
Number of employees	169,460	170,961	(1,501)	(0.9)	131,819
Continental Europe	49,870	48,467	1,403	2.9	47,838
o/w: Spain	33,262	34,492	(1,230)	(3.6)	34,821
United Kingdom	22,949	24,379	(1,430)	(5.9)	16,827
Latin America	85,974	96,405	(10,431)	(10.8)	65,628
Sovereign	8,847	—	8,847	—	—
Corporate Activities	1,820	1,710	110	6.4	1,526
Number of branches	13,660	13,390	270	2.0	11,178
Continental Europe	5,871	5,998	(127)	(2.1)	5,976
o/w: Spain	4,865	5,022	(157)	(3.1)	5,014
United Kingdom	1,322	1,303	19	1.5	704
Latin America	5,745	6,089	(344)	(5.6)	4,498
Sovereign	722	—	722	—	—

(*).-	Including extraordinary capital gains and allowances.

(1).-	Data 2008 and 2007 adjusted to the capital increase with preemptive rights at the end of 2008.

(2).-	Data 2007, BIS I criteria.

Note:
The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on January 25, 2010, following a favourable report from the Audit and Compliance Committee on January 20, 2010. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.

Income statement
Million euros

			Variation
	2009	2008	Amount	%	2007

Net interest income	26,299	20,945	5,353	25.6	14,443

Dividends	436	553	(116)	(21.0)	420
Income from equity-accounted method	(1)	117	(117)	—	438
Net fees	9,080	9,020	60	0.7	7,869
Gains (losses) on financial transactions	3,423	2,597	826	31.8	2,981
Other operating income/expenses	144	258	(114)	(44.2)	291

Gross income	39,381	33,489	5,892	17.6	26,441

Operating expenses	(16,421)	(14,949)	(1,472)	9.8	(12,024)
General administrative expenses	(14,825)	(13,580)	(1,245)	9.2	(10,777)
Personnel	(8,450)	(7,758)	(693)	8.9	(6,434)
Other general administrative expenses	(6,374)	(5,822)	(552)	9.5	(4,342)
Depreciation and amortisation	(1,596)	(1,370)	(227)	16.6	(1,247)

Net operating income	22,960	18,540	4,420	23.8	14,417

Net loan-loss provisions	(9,484)	(6,601)	(2,883)	43.7	(3,397)
Impairment losses on other assets	(402)	(91)	(310)	339.3	(51)
Other income	(1,311)	(426)	(885)	207.5	(263)

Profit before taxes (w/o capital gains)	11,764	11,421	342	3.0	10,705

Tax on profit	(2,336)	(2,391)	55	(2.3)	(2,378)

Profit from continuing operations (w/o capital gains)	9,427	9,030	397	4.4	8,327

Net profit from discontinued operations	31	319	(288)	(90.3)	304

Consolidated profit (w/o capital gains)	9,458	9,349	109	1.2	8,631

Minority interests	516	473	43	9.1	520

Attributable profit to the Group (w/o capital gains)	8,943	8,876	66	0.7	8,111

Net extraordinary capital gains and allowances*	—	—	—	—	950

Attributable profit to the Group	8,943	8,876	66	0.7	9,060

EPS (euros) (1)	1.0454	1.2207	(0.1753)	(14.4)	1.1924

Diluted EPS (euros) (1)	1.0382	1.2133	(0.1751)	(14.4)	1.1809

Pro memoria:
Average total assets	1,099,018	970,413	128,604	13.3	877,682
Average shareholders’ equity	64,335	51,986	12,350	23.8	41,352

(1).-	2008 and 2007 data have been adjusted to the capital increase with preemptive rights at the end of 2008.

(*).-	In 2009 and 2008 extraordinary capital gains and extraordinary allowances for the same amount are included, and thus the net amount is zero.

Quarterly
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09

Net interest income	4,935	5,257	5,482	5,271	6,039	6,617	6,822	6,820

Dividends	62	257	84	150	87	153	94	102
Income from equity-accounted method	101	51	(56)	21	(13)	10	1	2
Net fees	2,287	2,251	2,347	2,135	2,164	2,374	2,291	2,252
Gains (losses) on financial transactions	756	817	579	444	862	977	777	806
Other operating income/expenses	83	79	29	66	80	16	19	29

Gross income	8,225	8,713	8,464	8,088	9,221	10,147	10,004	10,010

Operating expenses	(3,707)	(3,729)	(3,806)	(3,707)	(3,967)	(4,087)	(4,086)	(4,282)
General administrative expenses	(3,363)	(3,386)	(3,460)	(3,371)	(3,587)	(3,681)	(3,679)	(3,877)
Personnel	(1,952)	(1,971)	(1,979)	(1,856)	(2,059)	(2,106)	(2,095)	(2,190)
Other general administrative expenses	(1,411)	(1,416)	(1,481)	(1,514)	(1,529)	(1,575)	(1,583)	(1,687)
Depreciation and amortisation	(343)	(343)	(347)	(337)	(379)	(405)	(407)	(405)

Net operating income	4,518	4,984	4,657	4,381	5,254	6,060	5,918	5,728

Net loan-loss provisions	(1,281)	(1,599)	(1,787)	(1,934)	(2,209)	(2,417)	(2,574)	(2,284)
Impairment losses on other assets	(13)	(16)	(13)	(50)	(25)	(241)	(42)	(94)
Other income	(241)	(110)	37	(112)	(278)	(232)	(418)	(382)

Profit before taxes (w/o capital gains)	2,984	3,259	2,895	2,284	2,742	3,171	2,883	2,967

Tax on profit	(699)	(658)	(617)	(417)	(614)	(629)	(559)	(535)

Profit from continuing operations (w/o capital gains)	2,284	2,601	2,278	1,867	2,128	2,542	2,325	2,432

Net profit from discontinued operations	58	61	56	145	67	(6)	(7)	(23)

Consolidated profit (w/o capital gains)	2,342	2,662	2,333	2,012	2,195	2,536	2,318	2,409

Minority interests	136	138	128	71	99	113	97	207

Attributable profit to the Group (w/o capital gains)	2,206	2,524	2,205	1,941	2,096	2,423	2,221	2,202

Net extraordinary capital gains and allowances*	—	—	—	—	—	—	—	—

Attributable profit to the Group	2,206	2,524	2,205	1,941	2,096	2,423	2,221	2,202

EPS (euros) (1)	0.3086	0.3533	0.3076	0.2512	0.2472	0.2846	0.2588	0.2547

Diluted EPS (euros) (1)	0.3066	0.3522	0.3066	0.2479	0.2460	0.2831	0.2584	0.2508

(1).-	2008 data have been adjusted to the capital increase with preemptive rights at the end of 2008.

(*).-	Including extraordinary capital gains and extraordinary allowances for the same amount are included, and thus the net amount is zero.

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	2009	2008	31.12.09	31.12.08

US$	1.3906	1.4639	1.4406	1.3917
Pound sterling	0.8901	0.7944	0.8881	0.9525
Brazilian real	2.7577	2.6572	2.5113	3.2436
New Mexican peso	18.7756	16.2599	18.9223	19.2333
Chilean peso	775.2659	757.3061	730.7444	886.8608
Argentine peso	5.1760	4.6423	5.4761	4.8041

Net fees
Million euros

			Variation
	2009	2008	Amount	%	2007

Commissions from services	5,267	4,799	468	9.8	3,592
Mutual & pension funds	1,178	1,627	(450)	(27.6)	1,891
Securities services	774	732	43	5.8	971
Insurance	1,861	1,862	(1)	(0.0)	1,415

Net fees	9,080	9,020	60	0.7	7,869

Operating expenses
Million euros

			Variation
	2009	2008	Amount	%	2007

Personnel expenses	8,450	7,758	693	8.9	6,434
General expenses	6,374	5,822	552	9.5	4,342
Information technology	786	668	118	17.7	468
Communications	632	609	23	3.8	401
Advertising	594	632	(38)	(6.0)	554
Buildings and premises	1,405	1,167	238	20.4	835
Printed and office material	209	173	36	20.6	131
Taxes (other than profit tax)	313	284	29	10.2	266
Other expenses	2,436	2,290	146	6.4	1,688

Personnel and general expenses	14,825	13,580	1,245	9.2	10,777

Depreciation and amortisation	1,596	1,370	227	16.6	1,247

Total operating expenses	16,421	14,949	1,472	9.8	12,024

Net loan-loss provisions
Million euros

			Variation
	2009	2008	Amount	%	2007

Non performing loans	10,516	7,306	3,210	43.9	4,115
Country-risk	(117)	100	(217)	—	(105)
Recovery of written-off assets	(915)	(805)	(110)	13.7	(612)

Total	9,484	6,601	2,883	43.7	3,397

Balance sheet
Million euros

			Variation
	31.12.09	31.12.08	Amount	%	31.12.07
Assets
Cash on hand and deposits at central banks	34,889	45,781	(10,892)	(23.8)	31,063
Trading portfolio	135,054	151,817	(16,763)	(11.0)	158,807
Debt securities	49,921	43,896	6,025	13.7	66,331
Customer loans	10,076	684	9,392	—	23,704
Equities	9,248	6,272	2,976	47.4	9,744
Trading derivatives	59,856	95,815	(35,959)	(37.5)	46,733
Deposits from credit institutions	5,953	5,150	803	15.6	12,295
Other financial assets at fair value	37,814	25,817	11,997	46.5	24,829
Customer loans	8,329	8,973	(644)	(7.2)	8,022
Other (deposits at credit institutions, debt securities and equities)	29,485	16,844	12,641	75.0	16,808
Available-for-sale financial assets	86,621	48,920	37,700	77.1	44,349
Debt securities	79,289	42,548	36,742	86.4	34,187
Equities	7,331	6,373	959	15.0	10,162
Loans	736,746	699,615	37,132	5.3	579,524
Deposits at credit institutions	57,641	64,731	(7,090)	(11.0)	38,483
Customer loans	664,146	617,231	46,915	7.6	539,372
Other	14,959	17,653	(2,693)	(15.3)	1,668
Investments	164	1,323	(1,159)	(87.6)	15,689
Intangible assets and property and equipment	11,774	10,289	1,485	14.4	11,661
Goodwill	22,865	18,836	4,029	21.4	13,831
Other	44,602	47,233	(2,631)	(5.6)	33,162

Total assets	1,110,529	1,049,632	60,898	5.8	912,915

Liabilities and shareholders’ equity
Trading portfolio	115,516	136,620	(21,104)	(15.4)	123,398
Customer deposits	4,658	4,896	(238)	(4.9)	27,992
Marketable debt securities	586	3,570	(2,984)	(83.6)	17,091
Trading derivatives	58,713	89,167	(30,455)	(34.2)	49,448
Other	51,559	38,987	12,573	32.2	28,867
Other financial liabilities at fair value	42,371	28,639	13,732	47.9	39,718
Customer deposits	14,636	9,318	5,318	57.1	10,669
Marketable debt securities	4,887	5,191	(304)	(5.9)	10,279
Due to central banks and credit institutions	22,848	14,130	8,718	61.7	18,770
Financial liabilities at amortized cost	823,403	770,008	53,395	6.9	646,411
Due to central banks and credit institutions	73,126	79,795	(6,669)	(8.4)	70,873
Customer deposits	487,681	406,015	81,666	20.1	316,745
Marketable debt securities	206,490	227,642	(21,152)	(9.3)	205,917
Subordinated debt	36,805	38,873	(2,069)	(5.3)	36,193
Other financial liabilities	19,300	17,681	1,619	9.2	16,683
Insurance liabilities	16,916	16,850	67	0.4	13,034
Provisions	17,533	17,736	(204)	(1.1)	16,571
Other liability accounts	20,919	19,777	1,142	5.8	16,225

Total liabilities	1,036,659	989,630	47,029	4.8	855,357

Shareholders’ equity	71,832	65,887	5,945	9.0	54,478
Capital stock	4,114	3,997	117	2.9	3,127
Reserves	61,071	55,707	5,365	9.6	43,828
Attributable profit to the Group	8,943	8,876	66	0.7	9,060
Less: dividends	(2,297)	(2,693)	397	(14.7)	(1,538)
Equity adjustments by valuation	(3,165)	(8,300)	5,135	(61.9)	722
Minority interests	5,204	2,415	2,789	115.5	2,358

Total equity	73,871	60,001	13,869	23.1	57,558

Total liabilities and equity	1,110,529	1,049,632	60,898	5.8	912,915

Balance sheet
Million euros

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09	31.12.09
Assets
Cash on hand and deposits at central banks	24,039	24,301	56,306	45,781	36,305	46,334	25,316	34,889
Trading portfolio	137,810	137,999	124,363	151,817	157,721	140,148	132,905	135,054
Debt securities	55,587	57,295	48,758	43,896	47,401	47,738	48,212	49,921
Customer loans	9,016	6,345	3,159	684	6,188	3,205	4,528	10,076
Equities	8,363	8,781	6,922	6,272	5,883	6,940	7,914	9,248
Trading derivatives	52,263	58,525	61,806	95,815	92,491	77,767	66,893	59,856
Deposits from credit institutions	12,580	7,054	3,719	5,150	5,758	4,498	5,358	5,953
Other financial assets at fair value	30,831	32,828	31,079	25,817	31,189	34,179	38,742	37,814
Customer loans	8,693	9,322	9,743	8,973	8,886	9,186	12,100	8,329
Other (deposits at credit institutions, debt securities and equities)	22,138	23,506	21,336	16,844	22,303	24,993	26,642	29,485
Available-for-sale financial assets	43,131	46,645	49,285	48,920	60,693	72,004	83,085	86,621
Debt securities	34,773	39,024	42,465	42,548	53,970	64,383	75,125	79,289
Equities	8,358	7,622	6,819	6,373	6,722	7,621	7,959	7,331
Loans	607,912	658,698	665,123	699,615	744,848	763,628	719,676	736,746
Deposits at credit institutions	47,278	73,892	72,046	64,731	58,267	64,429	49,114	57,641
Customer loans	559,077	583,254	591,571	617,231	670,423	681,677	653,431	664,146
Other	1,557	1,552	1,506	17,653	16,158	17,522	17,132	14,959
Investments	4,105	4,430	4,419	1,323	224	196	156	164
Intangible assets and property and equipment	11,966	11,976	12,638	10,289	11,055	11,060	11,147	11,774
Goodwill	20,890	21,655	21,306	18,836	20,719	23,192	23,474	22,865
Other	39,841	30,024	35,967	47,233	52,610	57,718	47,869	44,602

Total assets	920,524	968,557	1,000,486	1,049,632	1,115,365	1,148,460	1,082,370	1,110,529

Liabilities and shareholders’ equity
Trading portfolio	106,130	111,678	96,328	136,620	151,253	143,067	114,240	115,516
Customer deposits	17,257	13,213	10,098	4,896	9,144	5,742	4,793	4,658
Marketable debt securities	17,659	10,212	5,845	3,570	3,297	2,713	1,408	586
Trading derivatives	54,537	58,452	58,517	89,167	87,306	77,697	65,046	58,713
Other	16,678	29,801	21,868	38,987	51,507	56,916	42,993	51,559
Other financial liabilities at fair value	49,313	36,957	33,166	28,639	32,363	35,400	32,750	42,371
Customer deposits	10,158	10,266	10,316	9,318	11,251	8,771	7,841	14,636
Marketable debt securities	8,144	8,157	7,727	5,191	3,227	2,909	3,249	4,887
Deposits at credit institutions	31,011	18,533	15,123	14,130	17,885	23,720	21,661	22,848
Financial liabilities at amortized cost	657,745	710,147	758,841	770,008	811,086	831,921	802,056	823,403
Due to central banks and credit institutions	58,644	76,740	94,292	79,795	72,859	86,924	77,643	73,126
Customer deposits	330,753	351,103	383,495	406,015	456,619	469,261	458,630	487,681
Marketable debt securities	209,900	222,455	224,916	227,642	222,367	215,833	208,909	206,490
Subordinated debt	36,194	35,788	36,345	38,873	39,818	41,687	37,752	36,805
Other financial liabilities	22,254	24,062	19,793	17,681	19,422	18,216	19,122	19,300
Insurance liabilities	14,805	16,034	16,581	16,850	18,849	20,427	22,325	16,916
Provisions	18,655	18,420	18,691	17,736	17,793	18,224	18,137	17,533
Other liability accounts	19,763	19,413	20,443	19,777	22,157	32,576	23,278	20,919

Total liabilities	866,411	912,649	944,050	989,630	1,053,501	1,081,614	1,012,784	1,036,659

Shareholders’ equity	53,622	55,544	57,579	65,887	66,731	68,596	70,533	71,832
Capital stock	3,127	3,127	3,127	3,997	4,078	4,078	4,078	4,114
Reserves	52,359	48,532	48,362	55,707	65,369	61,102	60,818	61,071
Attributable profit to the Group	2,206	4,730	6,935	8,876	2,096	4,519	6,740	8,943
Less: dividends	(4,070)	(846)	(846)	(2,693)	(4,812)	(1,103)	(1,103)	(2,297)
Equity adjustments by valuation	(1,955)	(2,126)	(3,779)	(8,300)	(7,487)	(4,433)	(3,575)	(3,165)
Minority interests	2,446	2,490	2,637	2,415	2,620	2,683	2,628	5,204

Total equity	54,113	55,908	56,436	60,001	61,864	66,845	69,586	73,871

Total liabilities and equity	920,524	968,557	1,000,486	1,049,632	1,115,365	1,148,460	1,082,370	1,110,529

Customer loans
Million euros

			Variation
	31.12.09	31.12.08	Amount	%	31.12.07

Public sector	9,803	7,668	2,134	27.8	5,633
Other residents	222,355	230,783	(8,428)	(3.7)	231,681
Commercial bills	11,134	14,874	(3,740)	(25.1)	18,248
Secured loans	125,397	123,566	1,830	1.5	123,371
Other loans	85,824	92,343	(6,519)	(7.1)	90,062
Non-resident sector	468,267	400,903	67,364	16.8	342,479
Secured loans	286,381	229,761	56,620	24.6	199,316
Other loans	181,886	171,142	10,743	6.3	143,163

Gross customer loans	700,424	639,354	61,070	9.6	579,794

Loan-loss allowances	17,873	12,466	5,407	43.4	8,695

Net customer loans	682,551	626,888	55,662	8.9	571,099

Pro memoria: Doubtful loans	24,027	13,968	10,059	72.0	6,070
Public sector	18	1	16	—	1
Other residents	9,898	6,208	3,690	59.4	1,812
Non-resident sector	14,111	7,759	6,352	81.9	4,257

Customer loans
Million euros

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09	31.12.09

Public sector	5,460	6,574	6,073	7,668	7,514	9,665	9,118	9,803
Other residents	229,778	233,521	229,545	230,783	231,211	228,776	224,904	222,355
Commercial bills	16,430	15,954	14,733	14,874	11,390	10,622	9,884	11,134
Secured loans	124,441	125,889	124,274	123,566	124,421	123,471	124,104	125,397
Other loans	88,906	91,678	90,538	92,343	95,400	94,684	90,917	85,824
Non-resident sector	351,899	369,781	380,469	400,903	461,581	470,816	452,200	468,267
Secured loans	197,389	206,931	209,833	229,761	270,826	285,771	274,599	286,381
Other loans	154,510	162,849	170,636	171,142	190,754	185,045	177,601	181,886

Gross customer loans	587,136	609,876	616,088	639,354	700,306	709,257	686,223	700,424

Loan-loss allowances	10,351	10,955	11,615	12,466	14,809	15,189	16,163	17,873

Net customer loans	576,786	598,920	604,473	626,888	685,497	694,068	670,059	682,551

Pro memoria: Doubtful loans	7,936	9,525	11,470	13,968	18,683	21,504	22,349	24,027
Public sector	1	1	1	1	15	14	40	18
Other residents	2,461	3,439	4,636	6,208	7,748	8,407	8,986	9,898
Non-resident sector	5,474	6,085	6,833	7,759	10,921	13,083	13,323	14,111

Credit risk management *
Million euros

			Variation
	31.12.09	31.12.08	Amount		%	31.12.07

Non-performing loans	24,554	14,191	10,363		73.0	6,179
NPL ratio (%)	3.24	2.04	1.20	p.		0.95
Loan-loss allowances	18,497	12,863	5,634		43.8	9,302
Specific	11,770	6,682	5,088		76.1	3,275
Generic	6,727	6,181	546		8.8	6,027
NPL coverage (%)	75.33	90.64	(15.31	p.)		150.55
Credit cost (%) **	1.57	1.16	0.41	p.		0.50

Ordinary non-performing and doubtful loans ***	17,641	10,626	7,015		66.0	4,335
NPL ratio (%) ***	2.35	1.53	0.82	p.		0.67
NPL coverage (%) ***	104.85	121.05	(16.20	p.)		214.58

*	Excluding country-risk

**	Net specific allowance / computable assets

***	Excluding mortgage guarantees

Note:	NPL ratio: Non-performing loans / computable assets

Credit risk management *

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09	31.12.09

Non-performing loans	8,047	9,677	11,685	14,191	18,968	21,752	22,666	24,554
NPL ratio (%)	1.24	1.43	1.71	2.04	2.49	2.82	3.03	3.24
Loan-loss allowances	10,792	11,564	12,297	12,863	15,166	15,727	16,619	18,497
Specific	4,281	5,100	5,825	6,682	8,905	9,564	10,550	11,770
Generic	6,511	6,464	6,472	6,181	6,261	6,163	6,069	6,727
NPL coverage (%)	134.12	119.50	105.24	90.64	79.96	72.30	73.32	75.33
Credit cost (%) **	0.76	0.85	0.97	1.16	1.34	1.45	1.56	1.57

* Excluding country-risk

** Net specific allowance / computable assets

Non-performing loans by quarter Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09

Balance at beginning of period	6,179	8,047	9,677	11,685	14,191	18,968	21,752	22,666
Net additions	2,304	2,847	3,509	4,340	5,290	4,877	4,170	3,897
Increase in scope of consolidation	1,156	—	—	933	1,033	—	—	—
Exchange differences	(108)	94	(86)	(770)	211	370	(302)	610
Write-offs	(1,484)	(1,310)	(1,415)	(1,997)	(1,758)	(2,463)	(2,954)	(2,620)

Balance at period-end	8,047	9,677	11,685	14,191	18,968	21,752	22,666	24,554

Customer funds under management
Million euros

			Variation
	31.12.09	31.12.08	Amount	%	31.12.07

Public sector	13,293	13,720	(427)	(3.1)	15,239
Other residents	126,189	117,776	8,413	7.1	103,535
Demand deposits	61,000	51,300	9,701	18.9	53,779
Time deposits	49,177	46,783	2,394	5.1	30,770
REPOs	16,012	19,693	(3,682)	(18.7)	18,986
Non-resident sector	367,495	288,734	78,761	27.3	236,633
Demand deposits	195,823	151,774	44,049	29.0	117,699
Time deposits	148,485	115,620	32,866	28.4	78,227
REPOs	18,403	17,187	1,215	7.1	37,538
Public Sector	4,784	4,153	631	15.2	3,168

Customer deposits	506,976	420,229	86,747	20.6	355,407

Debt securities	211,963	236,403	(24,440)	(10.3)	233,287
Subordinated debt	36,805	38,873	(2,069)	(5.3)	36,193

On-balance-sheet customer funds	755,744	695,506	60,238	8.7	624,886

Mutual funds	105,216	90,306	14,911	16.5	119,211
Pension funds	11,310	11,128	182	1.6	11,952
Managed portfolios	18,364	17,289	1,075	6.2	19,814
Savings-insurance policies	9,422	12,338	(2,916)	(23.6)	9,009

Other customer funds under management	144,313	131,061	13,251	10.1	159,986

Customer funds under management	900,057	826,567	73,489	8.9	784,872

Mutual funds
Million euros

			Variation
	31.12.09	31.12.08	Amount	%

Spain	40,616	44,694	(4,077)	(9.1)
Portugal	3,982	3,031	950	31.3
United Kingdom	10,937	7,180	3,757	52.3
Latin America	49,681	35,400	14,281	40.3

Total	105,216	90,306	14,911	16.5

Pension funds
Million euros

			Variation
	31.12.09	31.12.08	Amount	%

Spain	9,912	9,734	178	1.8
Portugal	1,398	1,394	4	0.3

Total	11,310	11,128	182	1.6

Customer funds under management
Million euros

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09	31.12.09

Public sector	13,752	11,742	15,016	13,720	17,080	14,089	14,917	13,293
Other residents	104,601	109,456	110,205	117,776	119,755	118,401	116,180	126,189
Demand deposits	51,179	51,123	51,016	51,300	52,918	55,873	57,689	61,000
Time deposits	32,680	40,420	43,404	46,783	48,374	44,748	43,842	49,177
REPOs	20,742	17,913	15,785	19,693	18,463	17,781	14,649	16,012
Non-resident sector	239,814	253,383	278,688	288,734	340,180	351,284	340,165	367,495
Demand deposits	116,551	119,105	135,827	151,774	178,147	188,329	181,906	195,823
Time deposits	93,176	103,415	115,549	115,620	132,412	137,586	137,136	148,485
REPOs	27,991	27,517	24,482	17,187	23,338	17,201	16,556	18,403
Public Sector	2,096	3,345	2,829	4,153	6,282	8,167	4,567	4,784

Customer deposits	358,168	374,582	403,909	420,229	477,015	483,774	471,263	506,976

Debt securities	235,703	240,825	238,488	236,403	228,891	221,454	213,566	211,963
Subordinated debt	36,194	35,788	36,345	38,873	39,818	41,687	37,752	36,805

On-balance-sheet customer funds	630,065	651,194	678,742	695,506	745,724	746,916	722,581	755,744

Mutual funds	122,812	119,348	109,880	90,306	89,116	94,630	100,265	105,216
Pension funds	11,537	11,324	11,172	11,128	10,567	10,706	11,081	11,310
Managed portfolios	17,381	17,062	18,260	17,289	16,612	17,950	17,426	18,364
Savings-insurance policies	9,821	10,484	11,260	12,338	12,970	14,223	15,526	9,422

Other customer funds under management	161,550	158,218	150,572	131,061	129,265	137,509	144,298	144,313

Customer funds under management	791,615	809,412	829,314	826,567	874,989	884,425	866,879	900,057

Mutual funds
Million euros

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09	31.12.09

Spain	60,110	55,254	51,984	44,694	41,042	40,619	40,646	40,616
Portugal	5,175	4,623	3,943	3,031	2,748	3,271	3,825	3,982
United Kingdom	8,542	8,741	8,541	7,180	7,461	9,060	9,821	10,937
Latin America	48,985	50,730	45,412	35,400	37,865	41,681	45,973	49,681

Total	122,812	119,348	109,880	90,306	89,116	94,630	100,265	105,216

Pension funds
Million euros

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09	31.12.09

Spain	10,107	9,915	9,819	9,734	9,273	9,412	9,753	9,912
Portugal	1,430	1,409	1,354	1,394	1,294	1,294	1,328	1,398

Total	11,537	11,324	11,172	11,128	10,567	10,706	11,081	11,310

Shareholders’ equity and minority interests
Million euros

			Variation
	31.12.09	31.12.08	Amount	%	31.12.07

Capital stock	4,114	3,997	117	2.9	3,127
Additional paid-in surplus	29,305	28,104	1,201	4.3	20,370
Reserves	31,796	28,024	3,772	13.5	23,458
Treasury stock	(30)	(421)	391	(92.9)	(0)

Shareholders’ equity (before profit and dividends)	65,186	59,704	5,482	9.2	46,955

Attributable profit	8,943	8,876	66	0.7	9,060
Interim dividend distributed	(1,285)	(1,711)	426	(24.9)	(1,538)
Interim dividend not distributed	(2,837)	(3,102)	265	(8.5)	(2,532)

Shareholders’ equity (after retained profit)	70,006	63,768	6,239	9.8	51,945

Valuation adjustments	(3,165)	(8,300)	5,135	(61.9)	722
Minority interests	5,204	2,415	2,789	115.5	2,358

Total equity (after retained profit)	72,045	57,883	14,163	24.5	55,026

Preferred shares and securities in subordinated debt	7,745	8,673	(927)	(10.7)	7,784

Total equity and capital with the nature of financial liabilities	79,791	66,555	13,235	19.9	62,810

Computable capital and BIS II ratio
Million euros

	31.12.09	31.12.08

Core capital	48,366	38,968
Basic capital	56,615	46,894
Supplementary capital	24,309	25,225
Deductions	(1,221)	(3,816)

Computable capital	79,704	68,302

Risk-weighted assets	561,684	514,003

BIS II ratio	14.2	13.3

Tier I (before deductions)	10.1	9.1

Core capital	8.6	7.5

Shareholders’ equity surplus (BIS II ratio)	34,769	27,182

Recorded profit and loss statement
Million euros

	2009	2008

Net consolidated profit	9,412	9,332

Other recroded revenues/expenses	5,551	(9,319)

Available-for-sale financial assets	566	(1,314)
Cash flow hedges	54	(279)
Hedges of net investments in businesses abroad	(1,171)	829
Exchange rates differences	5,573	(8,148)
Other revenues/expenses	112	(110)
Recorded in minority interests	417	(298)

Total recorded revenues/expenses	14,963	13

Attributale to the Parent Bank	14,077	(145)
Attributale to the minority interests	886	158

Key data by principal segments

	Net operating income				Attributable profit to the Group
			Variation				Variation
	2009	2008	Amount	%	2009	2008	Amount	%
Income statement (million euros)
Continental Europe	10,312	9,103	1,210	13.3	5,031	4,705	326	6.9

o/w: Santander Branch Network	3,252	3,300	(49)	(1.5)	2,012	1,907	105	5.5
Banesto	1,551	1,442	109	7.5	738	732	6	0.8
Santander Consumer Finance	2,976	2,395	581	24.3	632	696	(64)	(9.2)
Portugal	726	678	47	7.0	531	531	1	0.1

United Kingdom	3,231	2,127	1,104	51.9	1,726	1,247	479	38.4

Latin America	11,071	9,072	1,999	22.0	3,833	3,609	225	6.2

o/w: Brazil	7,376	5,441	1,935	35.6	2,167	1,769	398	22.5
Mexico	1,542	1,755	(212)	(12.1)	495	600	(105)	(17.6)
Chile	1,196	1,144	52	4.5	563	545	19	3.4

Sovereign	582		582		(25)		(25)

Operating areas	25,196	20,301	4,895	24.1	10,565	9,561	1,004	10.5

Corporate Activities	(2,236)	(1,761)	(475)	27.0	(1,623)	(685)	(938)	137.0

Total Group	22,960	18,540	4,420	23.8	8,943	8,876	66	0.7

	Efficiency ratio (1)		ROE		NPL ratio *		NPL coverage *
	2009	2008	2009	2008	31.12.09	31.12.08	31.12.09	31.12.08
Ratios (%)
Continental Europe	36.4	37.5	18.78	20.30	3.64	2.31	77	90

o/w: Santander Branch Network *	39.4	38.7	26.63	23.03	4.38	2.58	65	75
Banesto	40.0	41.8	17.24	18.29	2.97	1.64	64	106
Santander Consumer Finance	28.0	27.6	9.00	17.00	5.39	4.18	97	86
Portugal	42.8	44.1	25.38	27.05	2.27	1.72	65	77

United Kingdom	40.8	45.3	29.62	28.56	1.71	1.04	44	69

Latin America	37.3	43.9	23.67	24.59	4.25	2.95	105	108

o/w: Brazil	37.0	46.2	25.64	22.91	5.27	3.58	99	102
Mexico	34.2	35.3	18.43	20.76	1.84	2.41	264	132
Chile	33.2	34.6	32.29	37.26	3.20	2.64	89	102

Sovereign	60.2		—		5.35		62

Operating areas	38.3	41.4	21.02	22.62	3.21	2.02	76	91

Total Group	41.7	44.6	13.90	17.07	3.24	2.04	75	91

(1)	With amortisations

*
Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of December 2009 stood at 3.41% (1.93% in December 2008) and NPL coverage was 73% (96% in December 2008)

	Employees		Branches
	31.12.09	31.12.08	31.12.09	31.12.08
Operating means
Continental Europe	49,870	48,467	5,871	5,998

o/w: Santander Branch Network	19,064	19,447	2,934	2,933
Banesto	9,727	10,440	1,773	1,915
Santander Consumer Finance	9,362	8,052	311	290
Portugal	6,294	6,584	763	770

United Kingdom	22,949	24,379	1,322	1,303

Latin America*	85,974	96,405	5,745	6,089

o/w: Brazil	50,961	53,256	3,593	3,603
Mexico	12,466	13,932	1,093	1,129
Chile	11,751	12,079	498	507

Sovereign	8,847		722

Operating areas	167,640	169,251	13,660	13,390

Corporate Activities	1,820	1,710

Total Group	169,460	170,961	13,660	13,390

(*).-	In 2009, sale of Banco de Venezuela (5,600 employees; 285 branches)

Operating areas
Million euros

			Variation
	2009	2008	Amount	%
Income statement
Net interest income	28,509	23,103	5,406	23.4

Net fees	9,086	8,961	125	1.4
Gains (losses) on financial transactions	2,792	1,984	808	40.7
Other operating income*	421	570	(148)	(26.0)

Gross income	40,808	34,618	6,190	17.9

Operating expenses	(15,612)	(14,316)	(1,295)	9.0
General administrative expenses	(14,129)	(13,124)	(1,005)	7.7
Personnel	(8,143)	(7,558)	(585)	7.7
Other general administrative expenses	(5,986)	(5,566)	(420)	7.5
Depreciation and amortisation	(1,482)	(1,192)	(290)	24.3

Net operating income	25,196	20,301	4,895	24.1

Net loan-loss provisions	(9,533)	(6,631)	(2,902)	43.8
Other income	(865)	(745)	(120)	16.0

Profit before taxes	14,798	12,925	1,874	14.5

Tax on profit	(3,757)	(3,206)	(551)	17.2

Profit from continuing operations	11,041	9,719	1,322	13.6

Net profit from discontinued operations	45	319	(273)	(85.8)

Consolidated profit	11,086	10,037	1,049	10.5

Minority interests	521	476	45	9.4

Attributable profit to the Group	10,565	9,561	1,004	10.5

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.09	31.12.08	Amount	%
Balance sheet
Customer loans**	682,245	624,054	58,191	9.3
Trading portfolio (w/o loans)	114,694	143,297	(28,603)	(20.0)
Available-for-sale financial assets	59,751	34,798	24,952	71.7
Due from credit institutions**	139,895	114,760	25,135	21.9
Intangible assets and property and equipment	10,795	9,094	1,702	18.7
Other assets	88,150	78,767	9,383	11.9

Total assets/liabilities & shareholders’ equity	1,095,529	1,004,770	90,760	9.0

Customer deposits**	503,761	417,219	86,541	20.7
Marketable debt securities**	128,869	128,746	122	0.1
Subordinated debt**	17,673	15,489	2,184	14.1
Insurance liabilities	16,916	16,850	67	0.4
Due to credit institutions**	206,867	174,632	32,236	18.5
Other liabilities	168,995	210,271	(41,276)	(19.6)
Shareholders’ equity***	52,448	41,563	10,886	26.2

Other customer funds under management	144,313	131,061	13,251	10.1

Mutual funds	105,216	90,306	14,911	16.5
Pension funds	11,310	11,128	182	1.6
Managed portfolios	18,364	17,289	1,075	6.2
Savings-insurance policies	9,422	12,338	(2,916)	(23.6)

Customer funds under management	794,615	692,516	102,099	14.7

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	21.02	22.62	(1.60	p.)
Efficiency ratio (with amortisations)	38.26	41.36	(3.10	p.)
NPL ratio	3.21	2.02	1.19	p.
NPL coverage	75.76	90.84	(15.08	p.)
Number of employees (direct & indirect)	167,640	169,251	(1,611)		(1.0)
Number of branches	13,660	13,390	270		2.0

Operating areas
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09
Income statement
Net interest income	5,478	5,667	6,022	5,934	6,676	7,204	7,302	7,326

Net fees	2,290	2,240	2,329	2,102	2,151	2,375	2,302	2,257
Gains (losses) on financial transactions	609	465	366	545	749	683	783	577
Other operating income*	118	190	98	163	140	102	86	94

Gross income	8,495	8,562	8,816	8,745	9,717	10,364	10,474	10,254

Operating expenses	(3,529)	(3,539)	(3,680)	(3,568)	(3,746)	(3,876)	(3,917)	(4,072)
General administrative expenses	(3,252)	(3,239)	(3,359)	(3,275)	(3,402)	(3,507)	(3,538)	(3,682)
Personnel	(1,874)	(1,906)	(1,937)	(1,840)	(1,972)	(2,031)	(2,030)	(2,110)
Other general administrative expenses	(1,378)	(1,332)	(1,421)	(1,435)	(1,430)	(1,475)	(1,508)	(1,572)
Depreciation and amortisation	(277)	(301)	(321)	(293)	(344)	(369)	(379)	(390)

Net operating income	4,966	5,023	5,136	5,177	5,970	6,488	6,556	6,182

Net loan-loss provisions	(1,279)	(1,532)	(1,782)	(2,038)	(2,211)	(2,426)	(2,536)	(2,360)
Other income	(157)	(193)	(130)	(265)	(176)	(240)	(264)	(184)

Profit before taxes	3,531	3,298	3,223	2,873	3,583	3,821	3,757	3,638

Tax on profit	(963)	(860)	(766)	(616)	(965)	(915)	(959)	(918)

Profit from continuing operations	2,568	2,437	2,457	2,257	2,617	2,907	2,798	2,719

Net profit from discontinued operations	58	61	56	145	67	(6)	(4)	(11)

Consolidated profit	2,625	2,498	2,513	2,402	2,684	2,901	2,794	2,708

Minority interests	134	139	130	73	103	112	106	200

Attributable profit to the Group	2,491	2,358	2,383	2,329	2,581	2,789	2,688	2,508

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09	31.12.09
Balance sheet
Customer loans**	575,618	595,943	598,359	624,054	685,236	693,092	668,426	682,245
Trading portfolio (w/o loans)	113,275	121,927	114,200	143,297	143,013	128,326	118,826	114,694
Available-for-sale financial assets	27,959	29,489	32,951	34,798	43,762	47,771	55,735	59,751
Due from credit institutions**	101,082	117,693	96,787	114,760	126,505	137,136	124,256	139,895
Intangible assets and property and equipment	11,136	11,293	11,750	9,094	9,638	9,821	9,818	10,795
Other assets	47,424	50,365	79,833	78,767	84,649	95,065	83,099	88,150

Total assets/liabilities & shareholders’ equity	876,496	926,711	933,881	1,004,770	1,092,804	1,111,210	1,060,160	1,095,529

Customer deposits**	357,342	371,756	401,645	417,219	474,267	482,553	470,182	503,761
Marketable debt securities**	135,640	132,600	127,554	128,746	130,084	128,189	127,534	128,869
Subordinated debt**	13,618	13,893	13,742	15,489	16,491	18,224	17,630	17,673
Insurance liabilities	14,805	16,034	16,581	16,850	18,849	20,427	22,325	16,916
Due to credit institutions**	127,968	148,652	147,667	174,632	188,952	204,891	193,586	206,867
Other liabilities	186,025	200,606	183,605	210,271	211,585	206,639	177,992	168,995
Shareholders’ equity***	41,098	43,169	43,086	41,563	52,576	50,287	50,911	52,448

Other customer funds under management	161,550	158,219	150,572	131,061	129,265	137,509	144,298	144,313

Mutual funds	122,812	119,349	109,880	90,306	89,116	94,630	100,265	105,216
Pension funds	11,537	11,324	11,172	11,128	10,567	10,706	11,081	11,310
Managed portfolios	17,381	17,062	18,260	17,289	16,612	17,950	17,426	18,364
Savings-insurance policies	9,821	10,484	11,260	12,338	12,970	14,223	15,526	9,422

Customer funds under management	668,150	676,469	693,514	692,516	750,106	766,475	759,645	794,615

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Other information
NPL ratio	1.21	1.41	1.71	2.02	2.45	2.80	3.06	3.21
NPL coverage	133.61	116.99	104.17	90.84	81.03	73.81	73.64	75.76
Risk-weighted assets	455,191	417,497	436,535	477,122	514,325	524,302	506,436	518,709

Continental Europe
Million euros

			Variation
	2009	2008	Amount	%
Income statement
Net interest income	11,456	9,259	2,197	23.7

Net fees	3,787	4,074	(287)	(7.0)
Gains (losses) on financial transactions	609	764	(154)	(20.2)
Other operating income*	364	462	(98)	(21.3)

Gross income	16,217	14,559	1,658	11.4

Operating expenses	(5,904)	(5,456)	(448)	8.2
General administrative expenses	(5,335)	(4,956)	(379)	7.6
Personnel	(3,306)	(3,123)	(183)	5.9
Other general administrative expenses	(2,028)	(1,832)	(196)	10.7
Depreciation and amortisation	(569)	(500)	(69)	13.8

Net operating income	10,312	9,103	1,210	13.3

Net loan-loss provisions	(3,111)	(2,473)	(638)	25.8
Other income	(151)	(86)	(65)	76.4

Profit before taxes	7,050	6,544	507	7.7

Tax on profit	(1,882)	(1,703)	(178)	10.5

Profit from continuing operations	5,169	4,840	328	6.8

Net profit from discontinued operations	(45)	(21)	(24)	115.0

Consolidated profit	5,124	4,820	304	6.3

Minority interests	93	114	(21)	(18.6)

Attributable profit to the Group	5,031	4,705	326	6.9

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.09	31.12.08	Amount	%
Balance sheet
Customer loans**	322,026	325,378	(3,353)	(1.0)
Trading portfolio (w/o loans)	50,764	72,303	(21,538)	(29.8)
Available-for-sale financial assets	20,132	12,806	7,326	57.2
Due from credit institutions**	88,508	63,296	25,212	39.8
Intangible assets and property and equipment	5,054	4,612	442	9.6
Other assets	21,955	17,644	4,311	24.4

Total assets/liabilities & shareholders’ equity	508,439	496,039	12,400	2.5

Customer deposits**	198,144	165,762	32,382	19.5
Marketable debt securities**	50,610	52,076	(1,466)	(2.8)
Subordinated debt**	2,079	1,752	327	18.6
Insurance liabilities	10,287	13,889	(3,602)	(25.9)
Due to credit institutions**	115,487	85,232	30,255	35.5
Other liabilities	105,366	153,674	(48,308)	(31.4)
Shareholders’ equity***	26,466	23,653	2,813	11.9

Other customer funds under management	70,289	75,473	(5,184)	(6.9)

Mutual funds	44,598	47,725	(3,127)	(6.6)
Pension funds	11,310	11,128	182	1.6
Managed portfolios	5,499	4,479	1,020	22.8
Savings-insurance policies	8,882	12,141	(3,258)	(26.8)

Customer funds under management	321,122	295,064	26,058	8.8

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	18.78	20.30	(1.52	p.)
Efficiency ratio (with amortisations)	36.41	37.48	(1.07	p.)
NPL ratio	3.64	2.31	1.33	p.
NPL coverage	76.58	89.95	(13.37	p.)
Number of employees (direct & indirect)	49,870	48,467	1,403		2.9
Number of branches	5,871	5,998	(127)		(2.1)

Continental Europe
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09
Income statement
Net interest income	2,152	2,234	2,351	2,522	2,902	2,932	2,875	2,747

Net fees	1,049	1,038	1,046	941	955	1,039	922	870
Gains (losses) on financial transactions	232	77	144	310	121	164	215	110
Other operating income*	79	156	89	138	92	105	58	108

Gross income	3,513	3,505	3,631	3,911	4,071	4,240	4,071	3,835

Operating expenses	(1,346)	(1,348)	(1,379)	(1,383)	(1,466)	(1,472)	(1,450)	(1,516)
General administrative expenses	(1,223)	(1,222)	(1,253)	(1,258)	(1,327)	(1,332)	(1,311)	(1,365)
Personnel	(775)	(785)	(794)	(769)	(835)	(828)	(816)	(827)
Other general administrative expenses	(448)	(437)	(458)	(489)	(492)	(504)	(495)	(538)
Depreciation and amortisation	(123)	(125)	(126)	(126)	(139)	(140)	(139)	(152)

Net operating income	2,166	2,157	2,252	2,528	2,605	2,769	2,620	2,319

Net loan-loss provisions	(484)	(580)	(691)	(719)	(773)	(821)	(783)	(734)
Other income	5	3	(46)	(47)	(6)	(18)	(75)	(53)

Profit before taxes	1,688	1,579	1,515	1,762	1,825	1,930	1,763	1,532

Tax on profit	(451)	(419)	(399)	(435)	(480)	(489)	(466)	(447)

Profit from continuing operations	1,237	1,160	1,116	1,328	1,346	1,440	1,297	1,085

Net profit from discontinued operations	—	—	—	(21)	(18)	(10)	(5)	(12)

Consolidated profit	1,237	1,160	1,116	1,307	1,328	1,431	1,292	1,073

Minority interests	26	27	27	33	26	27	23	16

Attributable profit to the Group	1,210	1,133	1,089	1,273	1,302	1,404	1,268	1,057

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09	31.12.09
Balance sheet
Customer loans**	317,075	325,856	321,400	325,378	331,184	330,430	324,563	322,026
Trading portfolio (w/o loans)	53,698	59,972	60,247	72,303	68,294	60,724	51,655	50,764
Available-for-sale financial assets	9,224	8,463	11,034	12,806	15,997	18,303	19,205	20,132
Due from credit institutions**	56,093	66,672	55,711	63,296	70,702	77,420	71,504	88,508
Intangible assets and property and equipment	4,434	4,488	4,507	4,612	4,610	4,600	4,588	5,054
Other assets	12,497	13,438	16,711	17,644	19,067	21,750	24,022	21,955

Total assets/liabilities & shareholders’ equity	453,021	478,888	469,611	496,039	509,853	513,226	495,537	508,439

Customer deposits**	147,194	151,590	156,133	165,762	175,325	177,118	174,208	198,144
Marketable debt securities**	60,908	62,083	58,390	52,076	51,342	51,721	53,398	50,610
Subordinated debt**	2,407	2,338	1,763	1,752	1,715	2,066	2,026	2,079
Insurance liabilities	11,740	12,621	13,350	13,889	14,564	15,377	16,646	10,287
Due to credit institutions**	75,541	79,450	79,476	85,232	90,863	108,265	108,960	115,487
Other liabilities	132,751	146,966	136,326	153,674	147,655	131,719	113,482	105,366
Shareholders’ equity***	22,479	23,841	24,172	23,653	28,391	26,960	26,817	26,466

Other customer funds under management	92,697	86,893	84,119	75,473	70,959	72,807	75,607	70,289

Mutual funds	65,285	59,877	55,928	47,725	43,790	43,890	44,471	44,598
Pension funds	11,537	11,324	11,172	11,128	10,567	10,706	11,081	11,310
Managed portfolios	6,124	5,284	5,776	4,479	3,925	4,326	4,995	5,499
Savings-insurance policies	9,751	10,408	11,243	12,141	12,677	13,886	15,061	8,882

Customer funds under management	303,206	302,904	300,406	295,064	299,340	303,712	305,239	321,122

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Other information
NPL ratio	1.13	1.43	1.89	2.31	2.73	3.10	3.41	3.64
NPL coverage	158.54	129.23	108.62	89.95	80.68	74.95	71.12	76.58
Risk-weighted assets	290,298	258,447	268,796	261,325	257,416	254,915	252,500	257,582

Santander Branch Network
Million euros

			Variation
	2009	2008	Amount	%
Income statement
Net interest income	4,052	3,494	558	16.0

Net fees	1,188	1,589	(401)	(25.2)
Gains (losses) on financial transactions	132	217	(85)	(39.2)
Other operating income*	(8)	81	(90)	—

Gross income	5,363	5,381	(18)	(0.3)

Operating expenses	(2,111)	(2,080)	(31)	1.5
General administrative expenses	(1,951)	(1,923)	(28)	1.5
Personnel	(1,248)	(1,253)	5	(0.4)
Other general administrative expenses	(703)	(670)	(33)	4.9
Depreciation and amortisation	(160)	(157)	(3)	1.9

Net operating income	3,252	3,300	(49)	(1.5)

Net loan-loss provisions	(481)	(644)	163	(25.2)
Other income	(13)	(15)	2	(13.1)

Profit before taxes	2,757	2,641	116	4.4

Tax on profit	(743)	(715)	(28)	3.9

Profit from continuing operations	2,014	1,926	88	4.6

Net profit from discontinued operations	—	—	—	—

Consolidated profit	2,014	1,926	88	4.6

Minority interests	2	19	(17)	(89.3)

Attributable profit to the Group	2,012	1,907	105	5.5

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.09	31.12.08	Amount	%
Balance sheet
Customer loans**	115,582	121,658	(6,076)	(5.0)
Trading portfolio (w/o loans)	—	(2)	2	(100.0)
Available-for-sale financial assets	39	28	11	40.8
Due from credit institutions**	138	322	(184)	(57.2)
Intangible assets and property and equipment	1,227	1,228	(1)	(0.1)
Other assets	559	280	279	99.5

Total assets/liabilities & shareholders’ equity	117,545	123,514	(5,969)	(4.8)

Customer deposits**	72,636	58,309	14,327	24.6
Marketable debt securities**	—	—	—	—
Subordinated debt**	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions**	386	456	(70)	(15.4)
Other liabilities	37,309	56,769	(19,459)	(34.3)
Shareholders’ equity***	7,214	7,980	(766)	(9.6)

Other customer funds under management	28,961	39,049	(10,088)	(25.8)

Mutual funds	21,660	25,747	(4,087)	(15.9)
Pension funds	6,203	6,322	(118)	(1.9)
Managed portfolios	—	—	—	—
Savings-insurance policies	1,098	6,980	(5,883)	(84.3)

Customer funds under management	101,596	97,358	4,239	4.4

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	26.63	23.03	3.60	p.
Efficiency ratio (with amortisations)	39.37	38.67	0.70	p.
NPL ratio	4.38	2.58	1.80	p.
NPL coverage	64.86	74.88	(10.02	p.)
Number of employees (direct & indirect)	19,064	19,447	(383)		(2.0)
Number of branches	2,934	2,933	1		0.0

Santander Branch Network
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09
Income statement
Net interest income	847	858	865	923	1,031	1,033	1,003	986

Net fees	435	405	410	338	308	313	283	284
Gains (losses) on financial transactions	50	68	43	56	44	44	25	19
Other operating income*	7	9	3	62	1	2	(12)	0

Gross income	1,340	1,339	1,321	1,380	1,385	1,391	1,298	1,289

Operating expenses	(525)	(524)	(517)	(514)	(526)	(527)	(524)	(533)
General administrative expenses	(486)	(485)	(478)	(474)	(487)	(488)	(485)	(491)
Personnel	(323)	(323)	(313)	(295)	(320)	(316)	(313)	(299)
Other general administrative expenses	(163)	(162)	(165)	(180)	(167)	(171)	(172)	(192)
Depreciation and amortisation	(39)	(39)	(39)	(39)	(39)	(39)	(39)	(42)

Net operating income	814	815	804	867	859	864	773	756

Net loan-loss provisions	(117)	(167)	(230)	(131)	(104)	(139)	(121)	(117)
Other income	(1)	1	(6)	(9)	(6)	(7)	(6)	7

Profit before taxes	697	649	569	727	748	718	646	646

Tax on profit	(188)	(176)	(154)	(198)	(202)	(193)	(174)	(174)

Profit from continuing operations	509	473	415	529	546	525	471	471

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	509	473	415	529	546	525	471	471

Minority interests	0	0	0	18	0	1	1	0

Attributable profit to the Group	509	473	415	510	546	524	471	471

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09	31.12.09
Balance sheet
Customer loans**	118,020	119,835	116,997	121,658	121,672	120,039	116,523	115,582
Trading portfolio (w/o loans)	—	—	—	(2)	—	—	—	—
Available-for-sale financial assets	9	4	4	28	31	28	30	39
Due from credit institutions**	143	146	243	322	129	192	122	138
Intangible assets and property and equipment	1,229	1,229	1,229	1,228	1,228	1,228	1,228	1,227
Other assets	384	313	327	280	661	605	606	559

Total assets/liabilities & shareholders’ equity	119,784	121,527	118,800	123,514	123,721	122,092	118,509	117,545

Customer deposits**	50,263	53,665	54,640	58,309	59,614	60,772	65,310	72,636
Marketable debt securities**	—	—	—	—	—	—	—	—
Subordinated debt**	—	—	—	—	—	—	—	—
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions**	250	314	343	456	241	246	303	386
Other liabilities	60,932	59,099	55,564	56,769	56,190	53,543	45,531	37,309
Shareholders’ equity***	8,340	8,449	8,253	7,980	7,676	7,532	7,364	7,214

Other customer funds under management	47,812	44,659	42,269	39,049	36,760	34,981	35,645	28,961

Mutual funds	36,201	32,530	29,726	25,747	23,429	21,704	21,572	21,660
Pension funds	6,518	6,424	6,333	6,322	6,021	6,108	6,295	6,203
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	5,093	5,706	6,210	6,980	7,309	7,169	7,778	1,098

Customer funds under management	98,074	98,324	96,910	97,358	96,373	95,753	100,955	101,596

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Other information
NPL ratio	0.87	1.33	1.92	2.58	3.14	3.50	3.86	4.38
NPL coverage	193.13	129.57	101.59	74.88	60.76	56.98	52.16	64.86
Risk-weighted assets	104,095	74,794	76,310	74,700	74,533	76,810	77,308	76,357

Spread	3.82	3.87	3.95	3.86	3.40	3.15	2.99	2.78

Spread loans	1.38	1.39	1.43	1.70	2.21	2.26	2.31	2.25
Spread deposits	2.44	2.48	2.52	2.16	1.19	0.89	0.68	0.53

Banesto
Million euros

			Variation
	2009	2008	Amount	%
Income statement
Net interest income	1,747	1,594	153	9.6

Net fees	608	619	(12)	(1.9)
Gains (losses) on financial transactions	165	159	6	3.8
Other operating income*	64	105	(41)	(39.3)

Gross income	2,583	2,477	106	4.3

Operating expenses	(1,032)	(1,035)	3	(0.3)
General administrative expenses	(909)	(920)	11	(1.2)
Personnel	(683)	(695)	12	(1.8)
Other general administrative expenses	(226)	(225)	(1)	0.5
Depreciation and amortisation	(123)	(115)	(8)	7.1

Net operating income	1,551	1,442	109	7.5

Net loan-loss provisions	(379)	(300)	(80)	26.6
Other income	(23)	(11)	(13)	120.0

Profit before taxes	1,148	1,132	17	1.5

Tax on profit	(334)	(318)	(16)	4.9

Profit from continuing operations	814	813	1	0.1

Net profit from discontinued operations	—	—	—	—

Consolidated profit	814	813	1	0.1

Minority interests	77	82	(5)	(6.3)

Attributable profit to the Group	738	732	6	0.8

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.09	31.12.08	Amount	%
Balance sheet
Customer loans**	75,449	77,276	(1,827)	(2.4)
Trading portfolio (w/o loans)	6,857	5,232	1,625	31.1
Available-for-sale financial assets	7,837	5,689	2,148	37.8
Due from credit institutions**	23,500	20,556	2,945	14.3
Intangible assets and property and equipment	1,424	1,384	40	2.9
Other assets	7,332	7,232	100	1.4

Total assets/liabilities & shareholders’ equity	122,399	117,368	5,031	4.3

Customer deposits**	55,580	55,900	(320)	(0.6)
Marketable debt securities**	29,893	28,475	1,418	5.0
Subordinated debt**	1,340	1,028	312	30.3
Insurance liabilities	—	—	—	—
Due to credit institutions**	18,362	16,634	1,728	10.4
Other liabilities	12,892	11,366	1,526	13.4
Shareholders’ equity***	4,332	3,965	367	9.3

Other customer funds under management	11,035	9,806	1,230	12.5

Mutual funds	7,370	6,815	555	8.1
Pension funds	1,416	1,410	7	0.5
Managed portfolios	115	60	54	90.0
Savings-insurance policies	2,134	1,521	613	40.3

Customer funds under management	97,848	95,209	2,639	2.8

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	17.24	18.29	(1.05	p.)
Efficiency ratio (with amortisations)	39.95	41.78	(1.83	p.)
NPL ratio	2.97	1.64	1.33	p.
NPL coverage	64.10	106.50	(42.40	p.)
Number of employees (direct & indirect)	9,727	10,440	(713)		(6.8)
Number of branches	1,773	1,915	(142)		(7.4)

Banesto
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09
Income statement
Net interest income	393	386	414	401	422	445	450	429

Net fees	159	156	151	153	154	148	151	154
Gains (losses) on financial transactions	39	41	44	34	47	39	42	36
Other operating income*	17	44	18	26	12	26	11	15

Gross income	609	626	628	615	635	659	654	634

Operating expenses	(254)	(258)	(262)	(262)	(258)	(259)	(260)	(256)
General administrative expenses	(224)	(228)	(232)	(236)	(226)	(227)	(229)	(227)
Personnel	(169)	(173)	(175)	(178)	(170)	(172)	(173)	(167)
Other general administrative expenses	(55)	(56)	(57)	(58)	(56)	(55)	(56)	(60)
Depreciation and amortisation	(29)	(30)	(30)	(26)	(31)	(32)	(31)	(29)

Net operating income	355	369	366	353	378	401	394	379

Net loan-loss provisions	(62)	(70)	(74)	(94)	(81)	(93)	(95)	(111)
Other income	1	17	(11)	(18)	13	10	(28)	(18)

Profit before taxes	294	316	281	241	309	318	272	250

Tax on profit	(81)	(83)	(74)	(80)	(85)	(82)	(71)	(96)

Profit from continuing operations	213	233	207	161	224	236	201	154

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	213	233	207	161	224	236	201	154

Minority interests	22	23	22	13	21	22	20	13

Attributable profit to the Group	191	209	184	147	203	213	181	141

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09	31.12.09
Balance sheet
Customer loans**	75,710	78,093	73,854	77,276	76,956	76,992	73,427	75,449
Trading portfolio (w/o loans)	4,031	4,296	3,605	5,232	6,737	5,702	6,112	6,857
Available-for-sale financial assets	4,543	3,824	4,431	5,689	8,283	8,941	7,591	7,837
Due from credit institutions**	22,706	25,875	26,414	20,556	17,775	16,985	18,873	23,500
Intangible assets and property and equipment	1,351	1,355	1,358	1,384	1,380	1,408	1,409	1,424
Other assets	3,639	4,270	5,999	7,232	7,108	7,114	6,862	7,332

Total assets/liabilities & shareholders’ equity	111,980	117,714	115,660	117,368	118,239	117,141	114,274	122,399

Customer deposits**	51,195	53,436	53,550	55,900	57,399	58,009	54,114	55,580
Marketable debt securities**	31,643	32,137	30,297	28,475	27,739	29,337	29,466	29,893
Subordinated debt**	1,513	1,511	1,026	1,028	1,019	1,383	1,339	1,340
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions**	15,033	17,118	17,965	16,634	15,844	12,688	12,941	18,362
Other liabilities	8,585	9,508	8,821	11,366	11,938	11,412	12,098	12,892
Shareholders’ equity***	4,012	4,004	4,001	3,965	4,299	4,312	4,317	4,332

Other customer funds under management	12,193	11,003	10,340	9,806	9,936	10,270	10,689	11,035

Mutual funds	9,312	8,199	7,468	6,815	6,854	6,933	7,145	7,370
Pension funds	1,543	1,496	1,458	1,410	1,354	1,371	1,421	1,416
Managed portfolios	166	94	64	60	91	92	95	115
Savings-insurance policies	1,172	1,214	1,350	1,521	1,638	1,874	2,028	2,134

Customer funds under management	96,543	98,087	95,213	95,209	96,094	98,999	95,608	97,848

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Other information
NPL ratio	0.59	0.80	1.18	1.64	1.96	2.32	2.62	2.97
NPL coverage	269.05	201.94	145.77	106.50	84.90	72.68	70.03	64.10
Risk-weighted assets	72,161	61,381	63,420	61,425	63,668	62,042	59,142	63,516

Spread	3.27	3.43	3.35	3.17	2.69	2.51	2.27	2.28

Spread loans	1.37	1.42	1.45	1.53	1.90	1.94	1.96	1.99
Spread deposits	1.90	2.01	1.90	1.64	0.79	0.57	0.31	0.29

Santander Consumer Finance
Million euros

			Variation
	2009	2008	Amount	%
Income statement
Net interest income	3,268	2,480	788	31.8

Net fees	863	727	136	18.7
Gains (losses) on financial transactions	(15)	58	(73)	—
Other operating income*	18	43	(25)	(58.6)

Gross income	4,135	3,309	826	25.0

Operating expenses	(1,159)	(914)	(244)	26.7
General administrative expenses	(1,051)	(836)	(215)	25.7
Personnel	(519)	(402)	(118)	29.3
Other general administrative expenses	(532)	(435)	(97)	22.4
Depreciation and amortisation	(107)	(78)	(29)	37.4

Net operating income	2,976	2,395	581	24.3

Net loan-loss provisions	(1,967)	(1,391)	(576)	41.4
Other income	(46)	(21)	(25)	117.2

Profit before taxes	963	983	(20)	(2.0)

Tax on profit	(274)	(254)	(20)	7.7

Profit from continuing operations	689	729	(39)	(5.4)

Net profit from discontinued operations	(45)	(21)	(24)	115.0

Consolidated profit	645	708	(63)	(8.9)

Minority interests	13	11	1	9.7

Attributable profit to the Group	632	696	(64)	(9.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.09	31.12.08	Amount	%
Balance sheet
Customer loans**	56,893	53,884	3,010	5.6
Trading portfolio (w/o loans)	1,153	565	588	104.1
Available-for-sale financial assets	483	124	360	291.1
Due from credit institutions**	8,398	7,066	1,332	18.8
Intangible assets and property and equipment	864	930	(66)	(7.0)
Other assets	2,888	2,030	857	42.2

Total assets/liabilities & shareholders’ equity	70,680	64,599	6,081	9.4

Customer deposits**	26,114	18,031	8,083	44.8
Marketable debt securities**	7,395	12,851	(5,455)	(42.5)
Subordinated debt**	464	445	20	4.4
Insurance liabilities	—	—	—	—
Due to credit institutions**	25,423	25,970	(547)	(2.1)
Other liabilities	3,744	2,182	1,562	71.6
Shareholders’ equity***	7,539	5,120	2,419	47.3

Other customer funds under management	330	344	(14)	(4.1)

Mutual funds	276	285	(10)	(3.4)
Pension funds	55	59	(4)	(7.0)
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	34,304	31,671	2,633	8.3

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	9.00	17.00	(8.00	p.)
Efficiency ratio (with amortisations)	28.03	27.64	0.39	p.
NPL ratio	5.39	4.18	1.21	p.
NPL coverage	96.82	85.51	11.31	p.
Number of employees (direct & indirect)	9,362	8,052	1,310		16.3
Number of branches	311	290	21		7.2

Santander Consumer Finance
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09
Income statement
Net interest income	552	589	618	721	792	839	836	802

Net fees	156	188	203	180	204	219	225	215
Gains (losses) on financial transactions	9	22	30	(3)	23	(21)	(9)	(9)
Other operating income*	12	10	11	11	15	1	0	2

Gross income	729	808	862	909	1,035	1,038	1,052	1,010

Operating expenses	(213)	(214)	(245)	(242)	(290)	(281)	(282)	(306)
General administrative expenses	(196)	(195)	(225)	(220)	(263)	(258)	(254)	(276)
Personnel	(92)	(94)	(112)	(103)	(132)	(124)	(123)	(140)
Other general administrative expenses	(104)	(100)	(113)	(117)	(130)	(134)	(132)	(136)
Depreciation and amortisation	(17)	(19)	(20)	(22)	(27)	(23)	(27)	(30)

Net operating income	516	594	617	668	745	757	770	704

Net loan-loss provisions	(268)	(287)	(364)	(472)	(501)	(505)	(506)	(456)
Other income	1	(5)	2	(20)	(2)	(20)	(7)	(17)

Profit before taxes	249	302	255	176	242	233	257	231

Tax on profit	(71)	(91)	(75)	(17)	(64)	(69)	(73)	(67)

Profit from continuing operations	178	211	181	159	178	164	183	164

Net profit from discontinued operations	—	—	—	(21)	(18)	(10)	(5)	(12)

Consolidated profit	178	211	181	138	160	155	178	152

Minority interests	4	3	2	3	5	3	2	2

Attributable profit to the Group	174	209	179	136	156	151	176	149

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09	31.12.09
Balance sheet
Customer loans**	46,785	48,254	52,918	53,884	57,605	56,393	56,136	56,893
Trading portfolio (w/o loans)	24	6	501	565	644	147	267	1,153
Available-for-sale financial assets	182	112	135	124	157	175	173	483
Due from credit institutions**	3,085	5,013	4,681	7,066	8,085	8,405	8,491	8,398
Intangible assets and property and equipment	852	913	923	930	917	893	869	864
Other assets	1,574	1,399	2,042	2,030	2,477	2,785	3,174	2,888

Total assets/liabilities & shareholders’ equity	52,503	55,697	61,201	64,599	69,885	68,799	69,110	70,680

Customer deposits**	13,884	14,529	15,533	18,031	20,805	20,676	20,809	26,114
Marketable debt securities**	17,473	16,192	16,125	12,851	11,839	11,168	11,102	7,395
Subordinated debt**	547	506	439	445	427	419	413	464
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions**	15,971	17,805	21,904	25,970	27,171	26,559	26,452	25,423
Other liabilities	1,639	1,981	2,217	2,182	2,264	2,521	2,867	3,744
Shareholders’ equity***	2,990	4,684	4,983	5,120	7,380	7,456	7,468	7,539

Other customer funds under management	394	377	361	344	329	325	335	330

Mutual funds	327	313	299	285	274	270	279	276
Pension funds	66	64	61	59	55	55	56	55
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—	—

Customer funds under management	32,297	31,604	32,458	31,671	33,399	32,587	32,659	34,304

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Other information
NPL ratio	3.15	3.49	3.87	4.18	4.64	5.14	5.46	5.39
NPL coverage	92.16	90.32	86.69	85.51	89.02	90.44	92.05	96.82
Risk-weighted assets	36,578	40,353	42,811	45,814	48,043	47,684	48,373	48,892

Spread loans	3.78	3.76	3.85	4.03	4.32	4.61	4.69	4.82

Portugal
Million euros

			Variation
	2009	2008	Amount	%
Income statement
Net interest income	793	750	43	5.7

Net fees	344	353	(9)	(2.7)
Gains (losses) on financial transactions	81	57	24	42.6
Other operating income*	51	54	(2)	(4.5)

Gross income	1,269	1,214	55	4.5

Operating expenses	(544)	(536)	(8)	1.5
General administrative expenses	(469)	(464)	(5)	1.1
Personnel	(318)	(312)	(6)	1.9
Other general administrative expenses	(151)	(152)	1	(0.7)
Depreciation and amortisation	(75)	(72)	(3)	4.1

Net operating income	726	678	47	7.0

Net loan-loss provisions	(91)	(13)	(78)	605.6
Other income	9	(25)	34	—

Profit before taxes	643	640	3	0.4

Tax on profit	(111)	(109)	(2)	2.1

Profit from continuing operations	532	532	1	0.1

Net profit from discontinued operations	—	—	—	—

Consolidated profit	532	532	1	0.1

Minority interests	1	1	(0)	(11.5)

Attributable profit to the Group	531	531	1	0.1

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.09	31.12.08	Amount	%
Balance sheet
Customer loans**	32,294	32,594	(300)	(0.9)
Trading portfolio (w/o loans)	1,286	1,563	(277)	(17.7)
Available-for-sale financial assets	3,867	1,076	2,790	259.2
Due from credit institutions**	5,630	4,226	1,405	33.2
Intangible assets and property and equipment	486	490	(4)	(0.8)
Other assets	4,867	4,980	(113)	(2.3)

Total assets/liabilities & shareholders’ equity	48,430	44,929	3,501	7.8

Customer deposits**	14,946	15,497	(551)	(3.6)
Marketable debt securities**	11,677	8,691	2,986	34.4
Subordinated debt**	254	279	(25)	(9.1)
Insurance liabilities	4,794	4,056	737	18.2
Due to credit institutions**	13,672	12,892	780	6.0
Other liabilities	1,326	1,865	(539)	(28.9)
Shareholders’ equity***	1,762	1,648	114	6.9

Other customer funds under management	10,191	8,228	1,963	23.9

Mutual funds	3,982	3,031	950	31.3
Pension funds	1,398	1,394	4	0.3
Managed portfolios	122	163	(41)	(25.2)
Savings-insurance policies	4,689	3,639	1,050	28.9

Customer funds under management	37,068	32,695	4,373	13.4

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	25.38	27.05	(1.67	p.)
Efficiency ratio (with amortisations)	42.83	44.13	(1.30	p.)
NPL ratio	2.27	1.72	0.55	p.
NPL coverage	64.64	77.16	(12.52	p.)
Number of employees (direct & indirect)	6,294	6,584	(290)		(4.4)
Number of branches	763	770	(7)		(0.9)

Portugal
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09
Income statement
Net interest income	187	181	186	196	207	197	196	193

Net fees	94	90	88	82	91	80	88	85
Gains (losses) on financial transactions	14	18	20	4	14	26	24	17
Other operating income*	12	17	9	16	16	13	7	15

Gross income	307	307	303	298	328	315	316	310

Operating expenses	(132)	(134)	(134)	(136)	(131)	(133)	(141)	(139)
General administrative expenses	(114)	(114)	(118)	(118)	(113)	(115)	(123)	(118)
Personnel	(75)	(79)	(79)	(80)	(78)	(78)	(82)	(80)
Other general administrative expenses	(39)	(36)	(39)	(38)	(35)	(37)	(41)	(38)
Depreciation and amortisation	(17)	(19)	(17)	(18)	(18)	(18)	(18)	(21)

Net operating income	175	173	168	162	197	182	175	171

Net loan-loss provisions	1	(7)	1	(8)	(12)	(31)	(19)	(29)
Other income	(4)	(6)	(11)	(4)	(6)	12	(4)	7

Profit before taxes	172	159	159	150	179	163	153	149

Tax on profit	(32)	(21)	(25)	(30)	(34)	(21)	(25)	(30)

Profit from continuing operations	140	139	134	120	144	142	127	119

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	140	139	134	120	144	142	127	119

Minority interests	0	0	0	0	0	0	0	0

Attributable profit to the Group	139	138	133	120	144	141	127	119

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09	31.12.09
Balance sheet
Customer loans**	30,679	31,707	32,395	32,594	32,414	32,420	32,875	32,294
Trading portfolio (w/o loans)	1,131	1,202	1,119	1,563	1,696	1,388	1,477	1,286
Available-for-sale financial assets	1,092	1,081	1,052	1,076	1,352	1,935	3,331	3,867
Due from credit institutions**	4,063	5,009	4,506	4,226	4,297	5,424	4,665	5,630
Intangible assets and property and equipment	483	483	489	490	483	470	478	486
Other assets	4,117	4,058	4,716	4,980	4,512	4,761	4,606	4,867

Total assets/liabilities & shareholders’ equity	41,566	43,540	44,276	44,929	44,755	46,398	47,432	48,430

Customer deposits**	12,568	13,689	14,369	15,497	15,332	15,708	14,727	14,946
Marketable debt securities**	9,558	11,576	9,842	8,691	9,571	9,253	10,983	11,677
Subordinated debt**	346	316	294	279	254	263	270	254
Insurance liabilities	3,960	4,033	4,133	4,056	4,175	4,397	4,706	4,794
Due to credit institutions**	10,935	9,908	11,884	12,892	11,557	13,437	13,153	13,672
Other liabilities	1,901	2,133	1,882	1,865	1,391	1,403	1,608	1,326
Shareholders’ equity***	2,298	1,884	1,871	1,648	2,475	1,936	1,987	1,762

Other customer funds under management	10,187	9,755	9,176	8,228	7,909	9,022	10,034	10,191

Mutual funds	5,175	4,623	3,943	3,031	2,748	3,271	3,825	3,982
Pension funds	1,430	1,409	1,354	1,394	1,294	1,294	1,328	1,398
Managed portfolios	261	233	196	163	138	152	264	122
Savings-insurance policies	3,321	3,489	3,682	3,639	3,730	4,306	4,618	4,689

Customer funds under management	32,658	35,336	33,681	32,695	33,066	34,247	36,013	37,068

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Other information
NPL ratio	1.37	1.53	1.65	1.72	1.87	2.13	2.04	2.27
NPL coverage	106.56	92.82	82.21	77.16	71.15	65.29	68.44	64.64
Risk-weighted assets	24,388	25,105	25,581	26,270	25,198	23,338	23,007	23,992

Spread (Retail Banking)	3.43	3.33	3.27	3.05	2.35	2.15	2.12	1.95

Spread loans	1.47	1.39	1.37	1.48	1.61	1.70	1.72	1.73
Spread deposits	1.96	1.94	1.90	1.57	0.74	0.45	0.40	0.22

United Kingdom
Million euros

			Variation
	2009	2008	Amount	%
Income statement
Net interest income	3,934	2,411	1,522	63.1

Net fees	993	926	68	7.3
Gains (losses) on financial transactions	506	500	6	1.2
Other operating income*	27	50	(23)	(45.7)

Gross income	5,460	3,887	1,573	40.5

Operating expenses	(2,229)	(1,760)	(469)	26.6
General administrative expenses	(1,997)	(1,603)	(393)	24.5
Personnel	(1,170)	(986)	(184)	18.6
Other general administrative expenses	(827)	(617)	(210)	34.0
Depreciation and amortisation	(233)	(157)	(76)	48.2

Net operating income	3,231	2,127	1,104	51.9

Net loan-loss provisions	(881)	(456)	(425)	93.2
Other income	17	2	15	627.5

Profit before taxes	2,367	1,673	694	41.5

Tax on profit	(641)	(426)	(215)	50.4

Profit from continuing operations	1,726	1,247	479	38.4

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,726	1,247	479	38.4

Minority interests	0	—	0	—

Attributable profit to the Group	1,726	1,247	479	38.4

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.09	31.12.08	Amount	%
Balance sheet
Customer loans**	227,713	202,622	25,091	12.4
Trading portfolio (w/o loans)	41,245	50,029	(8,784)	(17.6)
Available-for-sale financial assets	897	2,785	(1,888)	(67.8)
Due from credit institutions**	28,745	31,518	(2,773)	(8.8)
Intangible assets and property and equipment	1,424	1,210	214	17.7
Other assets	24,522	30,626	(6,104)	(19.9)

Total assets/liabilities & shareholders’ equity	324,546	318,790	5,756	1.8

Customer deposits**	166,607	143,200	23,407	16.3
Marketable debt securities**	58,611	67,996	(9,385)	(13.8)
Subordinated debt**	8,577	9,890	(1,314)	(13.3)
Insurance liabilities	3	3	(0)	(3.2)
Due to credit institutions**	57,879	60,063	(2,184)	(3.6)
Other liabilities	26,946	32,306	(5,360)	(16.6)
Shareholders’ equity***	5,923	5,332	592	11.1

Other customer funds under management	10,937	7,180	3,757	52.3

Mutual funds	10,937	7,180	3,757	52.3
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	244,731	228,267	16,465	7.2

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	29.62	28.56	1.06	p.
Efficiency ratio (with amortisations)	40.83	45.29	(4.46	p.)
NPL ratio	1.71	1.04	0.67	p.
NPL coverage	43.78	68.53	(24.75	p.)
Number of employees (direct & indirect)	22,949	24,379	(1,430)		(5.9)
Number of branches	1,322	1,303	19		1.5

United Kingdom
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09
Income statement
Net interest income	583	571	623	635	908	1,004	1,019	1,002

Net fees	237	218	226	245	235	244	280	235
Gains (losses) on financial transactions	103	121	103	174	156	158	100	93
Other operating income*	15	14	15	6	7	6	9	5

Gross income	938	923	966	1,061	1,306	1,412	1,408	1,334

Operating expenses	(443)	(428)	(434)	(455)	(550)	(565)	(564)	(550)
General administrative expenses	(417)	(381)	(385)	(420)	(498)	(503)	(502)	(493)
Personnel	(240)	(238)	(245)	(263)	(288)	(288)	(297)	(296)
Other general administrative expenses	(178)	(142)	(140)	(157)	(210)	(214)	(205)	(197)
Depreciation and amortisation	(26)	(47)	(50)	(35)	(52)	(62)	(62)	(57)

Net operating income	495	495	531	605	756	847	844	784

Net loan-loss provisions	(80)	(73)	(111)	(192)	(208)	(200)	(246)	(226)
Other income	2	(2)	6	(4)	1	(0)	(3)	20

Profit before taxes	417	420	426	410	548	647	594	578

Tax on profit	(106)	(105)	(110)	(106)	(139)	(171)	(165)	(166)

Profit from continuing operations	311	316	317	304	409	475	430	412

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	311	316	317	304	409	475	430	412

Minority interests	—	—	—	—	—	—	0	0

Attributable profit to the Group	311	316	317	304	409	475	430	412

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09	31.12.09
Balance sheet
Customer loans**	164,844	170,941	173,549	202,622	212,624	227,793	215,569	227,713
Trading portfolio (w/o loans)	35,222	35,372	31,616	50,029	50,250	44,482	44,785	41,245
Available-for-sale financial assets	39	39	1,303	2,785	840	919	874	897
Due from credit institutions**	25,286	26,029	19,121	31,518	28,889	31,155	27,027	28,745
Intangible assets and property and equipment	4,291	4,274	4,325	1,210	1,227	1,387	1,317	1,424
Other assets	7,664	7,431	32,538	30,626	26,359	29,234	24,854	24,522

Total assets/liabilities & shareholders’ equity	237,346	244,086	262,452	318,790	320,190	334,970	314,427	324,546

Customer deposits**	106,288	105,546	128,474	143,200	148,338	162,882	159,094	166,607
Marketable debt securities**	68,195	63,085	61,235	67,996	57,854	57,104	56,592	58,611
Subordinated debt**	7,986	7,438	7,843	9,890	8,800	9,144	8,569	8,577
Insurance liabilities	5	5	4	3	2	3	3	3
Due to credit institutions**	28,691	40,779	40,067	60,063	62,952	65,090	53,716	57,879
Other liabilities	21,782	23,052	20,640	32,306	36,581	34,593	30,820	26,946
Shareholders’ equity***	4,400	4,181	4,191	5,332	5,662	6,154	5,632	5,923

Other customer funds under management	8,542	8,741	8,541	7,180	7,461	9,060	9,821	10,937

Mutual funds	8,542	8,741	8,541	7,180	7,461	9,060	9,821	10,937
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—	—

Customer funds under management	191,011	184,810	206,092	228,267	222,454	238,190	234,077	244,731

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Other information
NPL ratio	0.66	0.70	0.76	1.04	1.25	1.54	1.65	1.71
NPL coverage	59.26	54.86	57.12	68.53	56.33	45.41	47.76	43.78
Risk-weighted assets	87,282	63,804	67,350	86,168	82,668	86,654	81,501	77,646

Spread (Retail Banking)	2.00	1.95	2.01	2.02	2.04	2.22	2.25	2.31

Spread loans	0.66	0.70	0.77	0.88	1.13	1.44	1.67	1.82
Spread deposits	1.34	1.25	1.24	1.14	0.91	0.78	0.58	0.49

United Kingdom
Million pound sterling

			Variation
	2009	2008	Amount	%
Income statement
Net interest income	3,501	1,916	1,586	82.8

Net fees	884	735	149	20.2
Gains (losses) on financial transactions	451	397	53	13.4
Other operating income*	24	40	(16)	(39.2)

Gross income	4,860	3,088	1,772	57.4

Operating expenses	(1,985)	(1,399)	(586)	41.9
General administrative expenses	(1,777)	(1,274)	(503)	39.5
Personnel	(1,041)	(783)	(258)	32.9
Other general administrative expenses	(736)	(490)	(246)	50.1
Depreciation and amortisation	(207)	(125)	(82)	66.0

Net operating income	2,876	1,689	1,186	70.2

Net loan-loss provisions	(784)	(362)	(422)	116.5
Other income	15	2	13	715.2

Profit before taxes	2,107	1,329	778	58.5

Tax on profit	(570)	(339)	(232)	68.5

Profit from continuing operations	1,536	991	546	55.1

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,536	991	546	55.1

Minority interests	0	—	0	—

Attributable profit to the Group	1,536	991	546	55.1

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.09	31.12.08	Amount	%
Balance sheet
Customer loans**	202,232	192,997	9,234	4.8
Trading portfolio (w/o loans)	36,630	47,653	(11,023)	(23.1)
Available-for-sale financial assets	797	2,653	(1,856)	(70.0)
Due from credit institutions**	25,528	30,020	(4,492)	(15.0)
Intangible assets and property and equipment	1,265	1,153	112	9.7
Other assets	21,778	29,172	(7,393)	(25.3)

Total assets/liabilities & shareholders’ equity	288,229	303,647	(15,418)	(5.1)

Customer deposits**	147,964	136,398	11,566	8.5
Marketable debt securities**	52,052	64,766	(12,714)	(19.6)
Subordinated debt**	7,617	9,420	(1,804)	(19.1)
Insurance liabilities	2	3	(0)	(9.7)
Due to credit institutions**	51,403	57,210	(5,807)	(10.2)
Other liabilities	23,931	30,771	(6,840)	(22.2)
Shareholders’ equity***	5,261	5,078	182	3.6

Other customer funds under management	9,713	6,839	2,874	42.0

Mutual funds	9,713	6,839	2,874	42.0
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	217,346	217,424	(78)	(0.0)

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

United Kingdom
Million pound sterling

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09
Income statement
Net interest income	441	452	494	528	825	883	888	905

Net fees	180	173	180	203	213	214	244	212
Gains (losses) on financial transactions	78	95	82	143	141	139	86	85
Other operating income*	11	11	12	6	6	6	8	5

Gross income	710	732	767	879	1,186	1,242	1,226	1,206

Operating expenses	(335)	(339)	(345)	(379)	(500)	(496)	(491)	(497)
General administrative expenses	(316)	(302)	(306)	(349)	(453)	(442)	(437)	(446)
Personnel	(181)	(189)	(194)	(219)	(262)	(253)	(258)	(267)
Other general administrative expenses	(135)	(113)	(112)	(131)	(191)	(188)	(179)	(178)
Depreciation and amortisation	(19)	(37)	(39)	(29)	(47)	(55)	(54)	(52)

Net operating income	374	392	422	501	686	745	735	709

Net loan-loss provisions	(61)	(58)	(88)	(156)	(189)	(176)	(215)	(204)
Other income	2	(1)	4	(3)	1	(0)	(3)	18

Profit before taxes	316	333	339	342	498	570	517	522

Tax on profit	(80)	(83)	(87)	(88)	(126)	(151)	(143)	(150)

Profit from continuing operations	235	250	252	254	372	419	374	372

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	235	250	252	254	372	419	374	372

Minority interests	—	—	—	—	—	—	0	0

Attributable profit to the Group	235	250	252	254	372	419	374	372

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09	31.12.09
Balance sheet
Customer loans**	131,183	135,428	137,156	192,997	197,911	194,103	196,017	202,232
Trading portfolio (w/o loans)	28,030	28,023	24,986	47,653	46,773	37,903	40,723	36,630
Available-for-sale financial assets	31	31	1,030	2,653	782	783	795	797
Due from credit institutions**	20,123	20,621	15,111	30,020	26,890	26,547	24,575	25,528
Intangible assets and property and equipment	3,415	3,386	3,418	1,153	1,142	1,182	1,198	1,265
Other assets	6,099	5,887	25,715	29,172	24,535	24,910	22,600	21,778

Total assets/liabilities & shareholders’ equity	188,880	193,377	207,416	303,647	298,033	285,428	285,908	288,229

Customer deposits**	84,584	83,618	101,533	136,398	138,073	138,792	144,665	147,964
Marketable debt securities**	54,269	49,979	48,394	64,766	53,851	48,658	51,459	52,052
Subordinated debt**	6,356	5,893	6,198	9,420	8,191	7,792	7,792	7,617
Insurance liabilities	4	4	3	3	2	2	2	2
Due to credit institutions**	22,832	32,307	31,665	57,210	58,596	55,463	48,844	51,403
Other liabilities	17,334	18,263	16,311	30,771	34,049	29,477	28,025	23,931
Shareholders’ equity***	3,501	3,312	3,312	5,078	5,270	5,244	5,121	5,261

Other customer funds under management	6,797	6,925	6,750	6,839	6,945	7,720	8,930	9,713

Mutual funds	6,797	6,925	6,750	6,839	6,945	7,720	8,930	9,713
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—	—

Customer funds under management	152,006	146,415	162,875	217,424	207,060	202,962	212,846	217,346

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Latin America
Million euros

			Variation
	2009	2008	Amount	%
Income statement
Net interest income	11,959	11,432	527	4.6

Net fees	3,925	3,962	(36)	(0.9)
Gains (losses) on financial transactions	1,663	720	943	130.9
Other operating income*	121	57	64	110.9

Gross income	17,668	16,172	1,497	9.3

Operating expenses	(6,597)	(7,100)	502	(7.1)
General administrative expenses	(6,032)	(6,565)	533	(8.1)
Personnel	(3,210)	(3,449)	239	(6.9)
Other general administrative expenses	(2,822)	(3,117)	294	(9.4)
Depreciation and amortisation	(566)	(535)	(31)	5.8

Net operating income	11,071	9,072	1,999	22.0

Net loan-loss provisions	(4,970)	(3,702)	(1,268)	34.3
Other income	(673)	(662)	(11)	1.7

Profit before taxes	5,428	4,708	720	15.3

Tax on profit	(1,257)	(1,077)	(180)	16.7

Profit from continuing operations	4,171	3,631	540	14.9

Net profit from discontinued operations	90	340	(250)	(73.5)

Consolidated profit	4,261	3,971	290	7.3

Minority interests	428	362	66	18.1

Attributable profit to the Group	3,833	3,609	225	6.2

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.09	31.12.08	Amount	%
Balance sheet
Customer loans**	97,901	96,054	1,848	1.9
Trading portfolio (w/o loans)	22,521	20,965	1,555	7.4
Available-for-sale financial assets	29,154	19,208	9,946	51.8
Due from credit institutions**	22,146	19,946	2,200	11.0
Intangible assets and property and equipment	3,926	3,272	654	20.0
Other assets	38,105	30,496	7,608	24.9

Total assets/liabilities & shareholders’ equity	213,753	189,941	23,812	12.5

Customer deposits**	108,122	108,257	(136)	(0.1)
Marketable debt securities**	8,411	8,674	(263)	(3.0)
Subordinated debt**	4,888	3,847	1,042	27.1
Insurance liabilities	6,627	2,958	3,669	124.1
Due to credit institutions**	32,765	29,331	3,434	11.7
Other liabilities	34,994	24,291	10,703	44.1
Shareholders’ equity***	17,946	12,583	5,363	42.6

Other customer funds under management	62,759	48,408	14,351	29.6

Mutual funds	49,681	35,400	14,281	40.3
Pension funds	—	—	—	—
Managed portfolios	12,538	12,810	(272)	(2.1)
Savings-insurance policies	540	198	342	173.1

Customer funds under management	184,181	169,186	14,994	8.9

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	23.67	24.59	(0.92	p.)
Efficiency ratio (with amortisations)	37.34	43.90	(6.56	p.)
NPL ratio	4.25	2.95	1.30	p.
NPL coverage	105.21	108.31	(3.10	p.)
Number of employees (direct & indirect)	85,974	96,405	(10,431)		(10.8)
Number of branches	5,745	6,089	(344)		(5.6)

Latin America
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09
Income statement
Net interest income	2,744	2,863	3,049	2,777	2,662	2,962	3,110	3,224

Net fees	1,004	984	1,057	917	891	983	997	1,055
Gains (losses) on financial transactions	274	267	119	61	483	322	451	408
Other operating income*	24	20	(5)	19	47	43	42	(10)

Gross income	4,045	4,134	4,219	3,773	4,083	4,309	4,599	4,677

Operating expenses	(1,740)	(1,764)	(1,866)	(1,730)	(1,539)	(1,595)	(1,676)	(1,787)
General administrative expenses	(1,612)	(1,636)	(1,721)	(1,597)	(1,407)	(1,459)	(1,528)	(1,637)
Personnel	(860)	(883)	(898)	(808)	(744)	(787)	(801)	(878)
Other general administrative expenses	(752)	(753)	(823)	(789)	(664)	(672)	(727)	(759)
Depreciation and amortisation	(128)	(128)	(145)	(133)	(132)	(135)	(148)	(150)

Net operating income	2,305	2,371	2,353	2,043	2,545	2,714	2,923	2,890

Net loan-loss provisions	(715)	(878)	(981)	(1,128)	(1,136)	(1,228)	(1,351)	(1,255)
Other income	(164)	(194)	(90)	(215)	(170)	(222)	(168)	(112)

Profit before taxes	1,427	1,298	1,282	701	1,238	1,264	1,403	1,522

Tax on profit	(407)	(337)	(257)	(76)	(357)	(266)	(330)	(304)

Profit from continuing operations	1,020	962	1,025	625	882	998	1,073	1,219

Net profit from discontinued operations	58	61	56	166	84	3	1	1

Consolidated profit	1,077	1,022	1,080	791	966	1,001	1,074	1,220

Minority interests	108	112	103	39	77	85	83	184

Attributable profit to the Group	969	910	977	752	890	917	992	1,035

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09	31.12.09
Balance sheet
Customer loans**	93,699	99,146	103,410	96,054	99,963	97,305	93,885	97,901
Trading portfolio (w/o loans)	24,354	26,584	22,338	20,965	24,122	22,916	22,182	22,521
Available-for-sale financial assets	18,696	20,987	20,613	19,208	20,394	20,941	26,557	29,154
Due from credit institutions**	19,703	24,992	21,955	19,946	26,631	28,139	24,958	22,146
Intangible assets and property and equipment	2,412	2,531	2,918	3,272	3,212	3,323	3,514	3,926
Other assets	27,263	29,496	30,584	30,496	31,303	38,635	31,313	38,105

Total assets/liabilities & shareholders’ equity	186,128	203,737	201,818	189,941	205,625	211,258	202,409	213,753

Customer deposits**	103,860	114,621	117,038	108,257	112,495	107,619	105,246	108,122
Marketable debt securities**	6,537	7,433	7,929	8,674	8,738	9,073	7,804	8,411
Subordinated debt**	3,224	4,117	4,137	3,847	4,165	4,497	4,669	4,888
Insurance liabilities	3,059	3,408	3,227	2,958	4,283	5,047	5,676	6,627
Due to credit institutions**	23,735	28,422	28,117	29,331	33,274	30,134	30,393	32,765
Other liabilities	31,492	30,588	26,639	24,291	25,906	38,788	32,304	34,994
Shareholders’ equity***	14,221	15,148	14,731	12,583	16,764	16,101	16,316	17,946

Other customer funds under management	60,312	62,585	57,912	48,408	50,255	55,104	58,423	62,759

Mutual funds	48,985	50,731	45,412	35,400	37,865	41,681	45,973	49,681
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	11,256	11,779	12,483	12,810	12,097	13,086	11,984	12,538
Savings-insurance policies	70	76	17	198	293	338	465	540

Customer funds under management	173,933	188,755	187,016	169,186	175,653	176,293	176,142	184,181

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Other information
NPL ratio	2.39	2.48	2.65	2.95	3.27	3.97	4.20	4.25
NPL coverage	129.53	123.05	115.57	108.31	106.89	96.51	103.47	105.21
Risk-weighted assets	77,612	95,246	100,389	129,629	139,260	143,817	131,701	140,075

Latin America
Million dollars

			Variation
	2009	2008	Amount	%
Income statement
Net interest income	16,630	16,736	(106)	(0.6)

Net fees	5,458	5,800	(341)	(5.9)
Gains (losses) on financial transactions	2,313	1,055	1,258	119.3
Other operating income*	169	84	84	100.4

Gross income	24,570	23,674	896	3.8

Operating expenses	(9,174)	(10,394)	1,219	(11.7)
General administrative expenses	(8,388)	(9,611)	1,223	(12.7)
Personnel	(4,463)	(5,049)	585	(11.6)
Other general administrative expenses	(3,924)	(4,562)	638	(14.0)
Depreciation and amortisation	(787)	(783)	(4)	0.5

Net operating income	15,395	13,281	2,115	15.9

Net loan-loss provisions	(6,911)	(5,419)	(1,492)	27.5
Other income	(936)	(969)	33	(3.4)

Profit before taxes	7,548	6,892	656	9.5

Tax on profit	(1,748)	(1,576)	(171)	10.9

Profit from continuing operations	5,801	5,316	485	9.1

Net profit from discontinued operations	125	497	(372)	(74.8)

Consolidated profit	5,926	5,813	113	1.9

Minority interests	595	530	65	12.2

Attributable profit to the Group	5,331	5,283	48	0.9

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.09	31.12.08	Amount	%
Balance sheet
Customer loans**	141,037	133,678	7,359	5.5
Trading portfolio (w/o loans)	32,444	29,178	3,266	11.2
Available-for-sale financial assets	41,999	26,731	15,267	57.1
Due from credit institutions**	31,904	27,759	4,145	14.9
Intangible assets and property and equipment	5,656	4,553	1,102	24.2
Other assets	54,893	42,442	12,452	29.3

Total assets/liabilities & shareholders’ equity	307,932	264,341	43,592	16.5

Customer deposits**	155,760	150,662	5,098	3.4
Marketable debt securities**	12,117	12,072	45	0.4
Subordinated debt**	7,042	5,354	1,689	31.5
Insurance liabilities	9,547	4,116	5,431	131.9
Due to credit institutions**	47,201	40,820	6,381	15.6
Other liabilities	50,412	33,806	16,606	49.1
Shareholders’ equity***	25,853	17,512	8,341	47.6

Other customer funds under management	90,411	67,370	23,042	34.2

Mutual funds	71,571	49,266	22,305	45.3
Pension funds	—	—	—	—
Managed portfolios	18,062	17,828	234	1.3
Savings-insurance policies	778	275	503	182.7

Customer funds under management	265,331	235,457	29,874	12.7

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Latin America
Million dollars

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09
Income statement
Net interest income	4,107	4,466	4,583	3,579	3,467	4,022	4,423	4,718

Net fees	1,503	1,537	1,589	1,171	1,160	1,335	1,420	1,544
Gains (losses) on financial transactions	410	417	175	52	628	443	641	602
Other operating income*	36	32	(9)	25	62	58	60	(11)

Gross income	6,055	6,452	6,339	4,828	5,317	5,857	6,544	6,852

Operating expenses	(2,605)	(2,753)	(2,805)	(2,231)	(2,004)	(2,168)	(2,388)	(2,615)
General administrative expenses	(2,413)	(2,553)	(2,586)	(2,059)	(1,832)	(1,984)	(2,177)	(2,394)
Personnel	(1,287)	(1,378)	(1,349)	(1,035)	(968)	(1,070)	(1,142)	(1,284)
Other general administrative expenses	(1,126)	(1,175)	(1,237)	(1,024)	(864)	(914)	(1,035)	(1,110)
Depreciation and amortisation	(192)	(200)	(219)	(172)	(171)	(184)	(211)	(220)

Net operating income	3,451	3,699	3,534	2,597	3,313	3,689	4,156	4,237

Net loan-loss provisions	(1,070)	(1,366)	(1,477)	(1,506)	(1,479)	(1,669)	(1,919)	(1,845)
Other income	(245)	(302)	(133)	(289)	(222)	(301)	(242)	(171)

Profit before taxes	2,136	2,032	1,924	802	1,612	1,719	1,995	2,222

Tax on profit	(609)	(528)	(384)	(55)	(464)	(365)	(471)	(448)

Profit from continuing operations	1,526	1,503	1,540	747	1,148	1,354	1,524	1,774

Net profit from discontinued operations	86	95	84	233	110	7	5	3

Consolidated profit	1,613	1,598	1,623	980	1,258	1,361	1,529	1,777

Minority interests	161	175	155	39	100	115	118	262

Attributable profit to the Group	1,451	1,423	1,468	940	1,158	1,247	1,411	1,515

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09	31.12.09
Balance sheet
Customer loans**	148,157	156,294	147,908	133,678	133,030	137,530	137,475	141,037
Trading portfolio (w/o loans)	38,509	41,906	31,950	29,178	32,102	32,390	32,482	32,444
Available-for-sale financial assets	29,563	33,084	29,482	26,731	27,141	29,597	38,887	41,999
Due from credit institutions**	31,155	39,398	31,402	27,759	35,441	39,772	36,546	31,904
Intangible assets and property and equipment	3,814	3,991	4,173	4,553	4,274	4,696	5,145	5,656
Other assets	43,109	46,498	43,744	42,442	41,658	54,607	45,851	54,893

Total assets/liabilities & shareholders’ equity	294,306	321,171	288,660	264,341	273,646	298,593	296,387	307,932

Customer deposits**	164,223	180,688	167,400	150,662	149,708	152,109	154,112	155,760
Marketable debt securities**	10,337	11,717	11,341	12,072	11,629	12,824	11,427	12,117
Subordinated debt**	5,098	6,490	5,917	5,354	5,542	6,356	6,837	7,042
Insurance liabilities	4,837	5,373	4,615	4,116	5,700	7,133	8,312	9,547
Due to credit institutions**	37,529	44,804	40,216	40,820	44,281	42,591	44,505	47,201
Other liabilities	49,795	48,220	38,102	33,806	34,475	54,823	47,302	50,412
Shareholders’ equity***	22,486	23,880	21,070	17,512	22,310	22,757	23,892	25,853

Other customer funds under management	95,365	98,659	82,832	67,370	66,880	77,884	85,549	90,411

Mutual funds	77,456	79,972	64,952	49,266	50,390	58,911	67,319	71,571
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	17,798	18,568	17,855	17,828	16,099	18,496	17,549	18,062
Savings-insurance policies	111	119	25	275	391	477	681	778

Customer funds under management	275,023	297,554	267,489	235,457	233,759	249,173	257,925	265,331

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Latin America. Results
Million euros

	Gross income		Net operating income		Attributable profit to the Group
	2009	Var. (%)	2009	Var. (%)	2009	Var. (%)

Brazil	11,702	15.8	7,376	35.6	2,167	22.5
Mexico	2,342	(13.6)	1,542	(12.1)	495	(17.6)
Chile	1,790	2.4	1,196	4.5	563	3.4
Puerto Rico	334	0.9	166	10.4	33	—
Colombia	159	2.7	67	13.0	33	23.9
Argentina	710	14.7	417	28.7	226	4.9
Uruguay	144	196.4	66	395.0	51	462.3
Rest	197	99.7	66	—	109	(61.6)

Subtotal	17,378	9.9	10,896	23.1	3,677	7.3

Santander Private Banking	290	(18.5)	175	(21.1)	156	(13.5)

Total	17,668	9.3	11,071	22.0	3,833	6.2

Latin America. Results
Million dollars

	Gross income		Net operating income		Attributable profit to the Group
	2009	Var. (%)	2009	Var. (%)	2009	Var. (%)

Brazil	16,272	10.0	10,258	28.8	3,013	16.4
Mexico	3,257	(17.9)	2,145	(16.5)	688	(21.7)
Chile	2,489	(2.8)	1,663	(0.7)	783	(1.8)
Puerto Rico	464	(4.2)	230	4.9	46	—
Colombia	221	(2.5)	94	7.4	46	17.6
Argentina	988	9.0	579	22.2	315	(0.4)
Uruguay	201	181.5	92	370.2	71	434.1
Rest	273	89.7	92	—	151	(63.5)

Subtotal	24,166	4.4	15,152	16.9	5,113	1.9

Santander Private Banking	404	(22.5)	243	(25.0)	217	(17.8)

Total	24,570	3.8	15,395	15.9	5,331	0.9

Brazil
Million euros

			Variation
	2009	2008	Amount	%
Income statement
Net interest income	8,215	7,244	970	13.4

Net fees	2,486	2,428	58	2.4
Gains (losses) on financial transactions	908	415	493	118.9
Other operating income*	93	16	76	468.3

Gross income	11,702	10,104	1,598	15.8

Operating expenses	(4,325)	(4,663)	338	(7.2)
General administrative expenses	(3,977)	(4,345)	368	(8.5)
Personnel	(2,040)	(2,199)	158	(7.2)
Other general administrative expenses	(1,936)	(2,146)	210	(9.8)
Depreciation and amortisation	(349)	(318)	(30)	9.6

Net operating income	7,376	5,441	1,935	35.6

Net loan-loss provisions	(3,523)	(2,193)	(1,330)	60.6
Other income	(658)	(623)	(36)	5.7

Profit before taxes	3,195	2,625	570	21.7

Tax on profit	(908)	(821)	(86)	10.5

Profit from continuing operations	2,288	1,804	484	26.8

Net profit from discontinued operations	—	—	—	—

Consolidated profit	2,288	1,804	484	26.8

Minority interests	121	35	86	246.0

Attributable profit to the Group	2,167	1,769	398	22.5

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.09	31.12.08	Amount	%
Balance sheet
Customer loans**	53,924	43,941	9,983	22.7
Trading portfolio (w/o loans)	8,070	7,002	1,068	15.3
Available-for-sale financial assets	18,882	10,135	8,747	86.3
Due from credit institutions**	11,360	10,689	671	6.3
Intangible assets and property and equipment	2,950	2,056	895	43.5
Other assets	24,094	15,075	9,019	59.8

Total assets/liabilities & shareholders’ equity	119,279	88,897	30,382	34.2

Customer deposits**	59,274	48,189	11,085	23.0
Marketable debt securities**	4,587	3,734	853	22.8
Subordinated debt**	3,838	2,830	1,007	35.6
Insurance liabilities	6,183	2,704	3,479	128.7
Due to credit institutions**	13,465	12,725	740	5.8
Other liabilities	21,279	12,704	8,575	67.5
Shareholders’ equity***	10,654	6,010	4,644	77.3

Other customer funds under management	37,969	24,803	13,166	53.1

Mutual funds	34,521	23,860	10,661	44.7
Pension funds	—	—	—	—
Managed portfolios	3,034	796	2,237	280.9
Savings-insurance policies	414	147	268	182.6

Customer funds under management	105,667	79,556	26,111	32.8

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	25.64	22.91	2.73	p.
Efficiency ratio (with amortisations)	36.96	46.15	(9.19	p.)
NPL ratio	5.27	3.58	1.69	p.
NPL coverage	99.20	102.44	(3.24	p.)
Number of employees (direct & indirect)	50,961	53,256	(2,295)		(4.3)
Number of branches	3,593	3,603	(10)		(0.3)

Brazil
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09
Income statement
Net interest income	1,773	1,845	1,935	1,691	1,768	1,988	2,166	2,293

Net fees	629	593	667	539	535	614	642	695
Gains (losses) on financial transactions	172	137	76	29	197	105	316	289
Other operating income*	20	3	(6)	(1)	44	33	35	(19)

Gross income	2,594	2,578	2,673	2,259	2,544	2,740	3,160	3,258

Operating expenses	(1,155)	(1,173)	(1,248)	(1,087)	(970)	(1,032)	(1,108)	(1,214)
General administrative expenses	(1,079)	(1,095)	(1,160)	(1,011)	(890)	(948)	(1,015)	(1,124)
Personnel	(551)	(562)	(587)	(499)	(454)	(492)	(512)	(582)
Other general administrative expenses	(528)	(533)	(573)	(513)	(435)	(456)	(503)	(542)
Depreciation and amortisation	(76)	(77)	(89)	(76)	(81)	(85)	(93)	(91)

Net operating income	1,439	1,405	1,424	1,172	1,573	1,708	2,052	2,043

Net loan-loss provisions	(435)	(514)	(587)	(657)	(706)	(795)	(1,035)	(987)
Other income	(173)	(189)	(106)	(154)	(166)	(219)	(154)	(120)

Profit before taxes	832	701	731	361	701	694	863	937

Tax on profit	(319)	(232)	(245)	(26)	(260)	(160)	(224)	(264)

Profit from continuing operations	513	470	486	336	442	534	639	673

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	513	470	486	336	442	534	639	673

Minority interests	11	10	9	5	6	9	11	95

Attributable profit to the Group	502	460	477	330	436	525	628	578

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09	31.12.09
Balance sheet
Customer loans**	41,028	46,661	46,999	43,941	46,791	50,425	50,512	53,924
Trading portfolio (w/o loans)	8,619	8,324	6,578	7,002	8,328	7,314	7,800	8,070
Available-for-sale financial assets	9,188	12,090	11,432	10,135	9,925	12,581	17,186	18,882
Due from credit institutions**	11,101	16,086	11,943	10,689	13,933	16,166	14,535	11,360
Intangible assets and property and equipment	1,259	1,414	1,713	2,056	2,157	2,372	2,613	2,950
Other assets	18,583	20,203	20,156	15,075	16,771	19,657	20,045	24,094

Total assets/liabilities & shareholders’ equity	89,779	104,780	98,821	88,897	97,905	108,514	112,690	119,279

Customer deposits**	46,456	56,203	55,295	48,189	50,775	56,732	59,112	59,274
Marketable debt securities**	2,335	3,504	3,925	3,734	3,741	3,983	4,222	4,587
Subordinated debt**	2,333	3,277	3,149	2,830	3,060	3,432	3,660	3,838
Insurance liabilities	2,856	3,194	2,940	2,704	4,013	4,729	5,302	6,183
Due to credit institutions**	10,502	13,345	11,631	12,725	16,976	15,014	12,810	13,465
Other liabilities	17,822	16,921	14,512	12,704	11,521	16,376	18,521	21,279
Shareholders’ equity***	7,474	8,336	7,369	6,010	7,819	8,247	9,064	10,654

Other customer funds under management	34,402	36,277	30,914	24,803	26,577	30,372	35,233	37,969

Mutual funds	33,451	35,229	30,014	23,860	24,539	27,427	31,947	34,521
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	887	977	891	796	1,793	2,664	2,902	3,034
Savings-insurance policies	64	71	9	147	245	280	384	414

Customer funds under management	85,526	99,260	93,283	79,556	84,153	94,520	102,227	105,667

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Other information
NPL ratio	3.20	3.24	3.35	3.58	3.86	4.75	5.09	5.27
NPL coverage	122.89	115.77	108.74	102.44	106.81	92.29	95.08	99.20
Risk-weighted assets	23,701	35,780	36,833	70,033	73,736	79,226	78,694	84,935

Spread (Retail Banking)	16.76	16.44	16.29	16.87	17.01	17.43	16.68	16.02

Spread loans	15.51	15.20	15.00	15.59	15.94	16.39	15.81	15.12
Spread deposits	1.25	1.24	1.29	1.28	1.07	1.04	0.87	0.90

Brazil
Million dollars

			Variation
	2009	2008	Amount	%
Income statement
Net interest income	11,423	10,605	818	7.7

Net fees	3,458	3,555	(97)	(2.7)
Gains (losses) on financial transactions	1,263	607	655	107.9
Other operating income*	129	24	105	439.8

Gross income	16,272	14,792	1,481	10.0

Operating expenses	(6,015)	(6,826)	812	(11.9)
General administrative expenses	(5,530)	(6,360)	830	(13.1)
Personnel	(2,837)	(3,219)	382	(11.9)
Other general administrative expenses	(2,693)	(3,142)	449	(14.3)
Depreciation and amortisation	(485)	(466)	(19)	4.1

Net operating income	10,258	7,965	2,292	28.8

Net loan-loss provisions	(4,899)	(3,211)	(1,688)	52.6
Other income	(915)	(911)	(4)	0.4

Profit before taxes	4,443	3,843	600	15.6

Tax on profit	(1,262)	(1,202)	(60)	5.0

Profit from continuing operations	3,181	2,641	541	20.5

Net profit from discontinued operations	—	—	—	—

Consolidated profit	3,181	2,641	541	20.5

Minority interests	168	51	117	228.7

Attributable profit to the Group	3,013	2,589	424	16.4

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.09	31.12.08	Amount	%
Balance sheet
Customer loans**	77,682	61,152	16,530	27.0
Trading portfolio (w/o loans)	11,625	9,744	1,881	19.3
Available-for-sale financial assets	27,201	14,105	13,096	92.9
Due from credit institutions**	16,365	14,876	1,489	10.0
Intangible assets and property and equipment	4,250	2,861	1,389	48.6
Other assets	34,710	20,979	13,730	65.4

Total assets/liabilities & shareholders’ equity	171,834	123,718	48,116	38.9

Customer deposits**	85,390	67,065	18,325	27.3
Marketable debt securities**	6,608	5,197	1,411	27.2
Subordinated debt**	5,528	3,939	1,589	40.3
Insurance liabilities	8,907	3,763	5,144	136.7
Due to credit institutions**	19,398	17,710	1,688	9.5
Other liabilities	30,654	17,680	12,974	73.4
Shareholders’ equity***	15,348	8,364	6,984	83.5

Other customer funds under management	54,698	34,518	20,180	58.5

Mutual funds	49,731	33,205	16,525	49.8
Pension funds	—	—	—	—
Managed portfolios	4,370	1,108	3,262	294.3
Savings-insurance policies	597	204	393	192.5

Customer funds under management	152,224	110,718	41,505	37.5

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Brazil
Million dollars

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09
Income statement
Net interest income	2,654	2,879	2,909	2,164	2,302	2,698	3,075	3,348

Net fees	942	927	1,003	683	697	833	913	1,014
Gains (losses) on financial transactions	258	215	112	22	257	146	441	419
Other operating income*	30	5	(9)	(2)	57	45	51	(24)

Gross income	3,883	4,026	4,016	2,867	3,312	3,723	4,480	4,757

Operating expenses	(1,729)	(1,831)	(1,876)	(1,390)	(1,264)	(1,403)	(1,576)	(1,772)
General administrative expenses	(1,614)	(1,710)	(1,743)	(1,293)	(1,158)	(1,288)	(1,444)	(1,639)
Personnel	(825)	(878)	(882)	(634)	(592)	(668)	(729)	(848)
Other general administrative expenses	(790)	(832)	(861)	(659)	(567)	(620)	(715)	(791)
Depreciation and amortisation	(114)	(121)	(133)	(97)	(105)	(115)	(132)	(133)

Net operating income	2,155	2,195	2,139	1,476	2,048	2,320	2,905	2,985

Net loan-loss provisions	(651)	(800)	(884)	(875)	(920)	(1,079)	(1,460)	(1,440)
Other income	(259)	(295)	(158)	(199)	(216)	(296)	(223)	(181)

Profit before taxes	1,245	1,099	1,097	402	913	945	1,222	1,364

Tax on profit	(478)	(365)	(367)	7	(338)	(221)	(318)	(385)

Profit from continuing operations	767	735	730	409	575	724	903	979

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	767	735	730	409	575	724	903	979

Minority interests	16	15	14	6	7	12	16	133

Attributable profit to the Group	751	719	716	403	568	712	888	846

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09	31.12.09
Balance sheet
Customer loans**	64,873	73,557	67,222	61,152	62,270	71,271	73,964	77,682
Trading portfolio (w/o loans)	13,629	13,123	9,408	9,744	11,082	10,338	11,422	11,625
Available-for-sale financial assets	14,528	19,059	16,351	14,105	13,209	17,783	25,166	27,201
Due from credit institutions**	17,553	25,358	17,082	14,876	18,543	22,849	21,283	16,365
Intangible assets and property and equipment	1,991	2,230	2,451	2,861	2,871	3,352	3,826	4,250
Other assets	29,384	31,848	28,830	20,979	22,318	27,783	29,351	34,710

Total assets/liabilities & shareholders’ equity	141,958	165,175	141,343	123,718	130,292	153,374	165,013	171,834

Customer deposits**	73,457	88,599	79,089	67,065	67,572	80,186	86,558	85,390
Marketable debt securities**	3,692	5,523	5,614	5,197	4,978	5,630	6,182	6,608
Subordinated debt**	3,688	5,166	4,504	3,939	4,073	4,851	5,359	5,528
Insurance liabilities	4,517	5,035	4,205	3,763	5,341	6,684	7,764	8,907
Due to credit institutions**	16,606	21,037	16,636	17,710	22,592	21,221	18,758	19,398
Other liabilities	28,180	26,674	20,757	17,680	15,332	23,146	27,120	30,654
Shareholders’ equity***	11,818	13,141	10,539	8,364	10,405	11,656	13,272	15,348

Other customer funds under management	54,396	57,186	44,216	34,518	35,368	42,928	51,592	54,698

Mutual funds	52,892	55,535	42,929	33,205	32,657	38,766	46,780	49,731
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	1,403	1,540	1,274	1,108	2,386	3,766	4,249	4,370
Savings-insurance policies	101	111	13	204	326	396	563	597

Customer funds under management	135,233	156,474	133,423	110,718	111,991	133,594	149,691	152,224

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Brazil
Million brazilian real

			Variation
	2009	2008	Amount	%
Income statement
Net interest income	22,653	19,250	3,403	17.7

Net fees	6,857	6,453	404	6.3
Gains (losses) on financial transactions	2,504	1,102	1,402	127.1
Other operating income*	255	43	212	489.8

Gross income	32,269	26,848	5,421	20.2

Operating expenses	(11,927)	(12,390)	463	(3.7)
General administrative expenses	(10,966)	(11,545)	578	(5.0)
Personnel	(5,626)	(5,842)	216	(3.7)
Other general administrative expenses	(5,340)	(5,702)	362	(6.4)
Depreciation and amortisation	(961)	(845)	(116)	13.7

Net operating income	20,342	14,458	5,884	40.7

Net loan-loss provisions	(9,715)	(5,828)	(3,887)	66.7
Other income	(1,815)	(1,654)	(161)	9.7

Profit before taxes	8,811	6,975	1,836	26.3

Tax on profit	(2,503)	(2,182)	(320)	14.7

Profit from continuing operations	6,309	4,793	1,516	31.6

Net profit from discontinued operations	—	—	—	—

Consolidated profit	6,309	4,793	1,516	31.6

Minority interests	334	93	241	259.1

Attributable profit to the Group	5,975	4,700	1,275	27.1

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.09	31.12.08	Amount	%
Balance sheet
Customer loans**	135,418	142,526	(7,107)	(5.0)
Trading portfolio (w/o loans)	20,266	22,711	(2,445)	(10.8)
Available-for-sale financial assets	47,418	32,874	14,544	44.2
Due from credit institutions**	28,528	34,671	(6,143)	(17.7)
Intangible assets and property and equipment	7,409	6,668	741	11.1
Other assets	60,507	48,896	11,611	23.7

Total assets/liabilities & shareholders’ equity	299,546	288,345	11,200	3.9

Customer deposits**	148,855	156,307	(7,452)	(4.8)
Marketable debt securities**	11,519	12,112	(593)	(4.9)
Subordinated debt**	9,637	9,181	457	5.0
Insurance liabilities	15,527	8,770	6,757	77.0
Due to credit institutions**	33,815	41,275	(7,461)	(18.1)
Other liabilities	53,438	41,206	12,231	29.7
Shareholders’ equity***	26,756	19,494	7,261	37.2

Other customer funds under management	95,351	80,450	14,901	18.5

Mutual funds	86,692	77,391	9,301	12.0
Pension funds	—	—	—	—
Managed portfolios	7,619	2,584	5,035	194.9
Savings-insurance policies	1,040	475	565	118.8

Customer funds under management	265,361	258,049	7,313	2.8

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Brazil
Million brazilian real

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09
Income statement
Net interest income	4,613	4,773	4,830	5,033	5,334	5,618	5,783	5,918

Net fees	1,637	1,533	1,666	1,616	1,615	1,737	1,712	1,793
Gains (losses) on financial transactions	449	354	183	116	595	288	867	755
Other operating income*	51	7	(15)	(0)	131	92	93	(61)

Gross income	6,750	6,668	6,665	6,765	7,676	7,734	8,454	8,405

Operating expenses	(3,005)	(3,034)	(3,116)	(3,235)	(2,928)	(2,912)	(2,951)	(3,136)
General administrative expenses	(2,806)	(2,834)	(2,894)	(3,011)	(2,685)	(2,674)	(2,704)	(2,904)
Personnel	(1,433)	(1,455)	(1,465)	(1,490)	(1,371)	(1,389)	(1,362)	(1,504)
Other general administrative expenses	(1,373)	(1,379)	(1,430)	(1,521)	(1,313)	(1,285)	(1,342)	(1,400)
Depreciation and amortisation	(199)	(200)	(222)	(225)	(243)	(239)	(247)	(232)

Net operating income	3,745	3,634	3,549	3,530	4,747	4,821	5,503	5,270

Net loan-loss provisions	(1,131)	(1,331)	(1,471)	(1,895)	(2,131)	(2,247)	(2,789)	(2,548)
Other income	(450)	(490)	(260)	(455)	(500)	(621)	(401)	(293)

Profit before taxes	2,164	1,814	1,818	1,180	2,116	1,953	2,313	2,429

Tax on profit	(830)	(599)	(607)	(146)	(783)	(441)	(594)	(684)

Profit from continuing operations	1,334	1,214	1,211	1,034	1,333	1,512	1,719	1,745

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	1,334	1,214	1,211	1,034	1,333	1,512	1,719	1,745

Minority interests	28	25	23	17	17	25	30	261

Attributable profit to the Group	1,305	1,189	1,188	1,017	1,316	1,487	1,689	1,484

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09	31.12.09
Balance sheet
Customer loans**	113,048	117,176	129,364	142,526	143,962	138,512	131,583	135,418
Trading portfolio (w/o loans)	23,749	20,904	18,105	22,711	25,622	20,091	20,320	20,266
Available-for-sale financial assets	25,317	30,362	31,465	32,874	30,537	34,560	44,771	47,418
Due from credit institutions**	30,587	40,395	32,874	34,671	42,869	44,405	37,863	28,528
Intangible assets and property and equipment	3,470	3,552	4,716	6,668	6,637	6,515	6,806	7,409
Other assets	51,205	50,733	55,480	48,896	51,598	53,995	52,216	60,507

Total assets/liabilities & shareholders’ equity	247,376	263,122	272,004	288,345	301,225	298,078	293,559	299,546

Customer deposits**	128,006	141,138	152,201	156,307	156,221	155,838	153,987	148,855
Marketable debt securities**	6,434	8,799	10,803	12,112	11,509	10,941	10,998	11,519
Subordinated debt**	6,427	8,229	8,667	9,181	9,416	9,428	9,533	9,637
Insurance liabilities	7,871	8,020	8,093	8,770	12,348	12,990	13,812	15,527
Due to credit institutions**	28,938	33,512	32,014	41,275	52,230	41,243	33,371	33,815
Other liabilities	49,106	42,491	39,944	41,206	35,446	44,984	48,246	53,438
Shareholders’ equity***	20,594	20,934	20,282	19,494	24,056	22,653	23,611	26,756

Other customer funds under management	94,791	91,098	85,091	80,450	81,769	83,429	91,782	95,351

Mutual funds	92,170	88,467	82,613	77,391	75,500	75,341	83,221	86,692
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	2,445	2,453	2,452	2,584	5,516	7,319	7,560	7,619
Savings-insurance policies	177	177	25	475	753	769	1,001	1,040

Customer funds under management	235,658	249,263	256,762	258,049	258,915	259,636	266,301	265,361

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Mexico
Million euros

			Variation
	2009	2008	Amount	%
Income statement
Net interest income	1,521	1,953	(432)	(22.1)

Net fees	509	599	(90)	(15.1)
Gains (losses) on financial transactions	331	183	148	80.5
Other operating income*	(18)	(24)	6	(24.5)

Gross income	2,342	2,711	(369)	(13.6)

Operating expenses	(800)	(957)	156	(16.4)
General administrative expenses	(713)	(862)	148	(17.2)
Personnel	(383)	(450)	66	(14.7)
Other general administrative expenses	(330)	(412)	82	(19.9)
Depreciation and amortisation	(87)	(95)	8	(8.5)

Net operating income	1,542	1,755	(212)	(12.1)

Net loan-loss provisions	(767)	(878)	110	(12.6)
Other income	(25)	(5)	(21)	452.5

Profit before taxes	749	872	(123)	(14.1)

Tax on profit	(94)	(88)	(6)	7.0

Profit from continuing operations	655	784	(129)	(16.4)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	655	784	(129)	(16.4)

Minority interests	161	184	(24)	(12.8)

Attributable profit to the Group	495	600	(105)	(17.6)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.09	31.12.08	Amount	%
Balance sheet
Customer loans**	11,489	12,756	(1,267)	(9.9)
Trading portfolio (w/o loans)	9,056	8,485	571	6.7
Available-for-sale financial assets	4,038	3,951	87	2.2
Due from credit institutions**	5,205	10,724	(5,519)	(51.5)
Intangible assets and property and equipment	367	487	(120)	(24.7)
Other assets	3,653	3,730	(76)	(2.1)

Total assets/liabilities & shareholders’ equity	33,808	40,132	(6,324)	(15.8)

Customer deposits**	15,879	19,744	(3,865)	(19.6)
Marketable debt securities**	419	2,539	(2,121)	(83.5)
Subordinated debt**	52	54	(2)	(4.4)
Insurance liabilities	226	142	84	58.8
Due to credit institutions**	8,739	10,624	(1,885)	(17.7)
Other liabilities	6,091	4,447	1,644	37.0
Shareholders’ equity***	2,402	2,581	(179)	(6.9)

Other customer funds under management	8,235	6,810	1,425	20.9

Mutual funds	8,148	6,766	1,382	20.4
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	87	44	44	100.4

Customer funds under management	24,585	29,148	(4,563)	(15.7)

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	18.43	20.76	(2.33	p.)
Efficiency ratio (with amortisations)	34.16	35.28	(1.12	p.)
NPL ratio	1.84	2.41	(0.57	p.)
NPL coverage	264.36	132.10	132.26	p.
Number of employees (direct & indirect)	12,466	13,932	(1,466)		(10.5)
Number of branches	1,093	1,129	(36)		(3.2)

Mexico
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09
Income statement
Net interest income	472	477	515	489	379	390	381	370

Net fees	151	159	155	134	125	134	131	120
Gains (losses) on financial transactions	61	111	13	(1)	109	125	68	29
Other operating income*	(6)	(3)	(8)	(8)	(9)	(3)	(2)	(4)

Gross income	677	744	675	615	603	646	577	516

Operating expenses	(227)	(220)	(252)	(258)	(201)	(199)	(200)	(200)
General administrative expenses	(205)	(197)	(226)	(234)	(181)	(176)	(178)	(178)
Personnel	(112)	(111)	(116)	(110)	(94)	(99)	(94)	(96)
Other general administrative expenses	(93)	(86)	(110)	(123)	(87)	(77)	(84)	(82)
Depreciation and amortisation	(23)	(23)	(25)	(24)	(19)	(23)	(22)	(22)

Net operating income	449	525	424	357	402	447	377	315

Net loan-loss provisions	(140)	(208)	(255)	(274)	(218)	(235)	(169)	(146)
Other income	(8)	(5)	24	(16)	(4)	(9)	(10)	(2)

Profit before taxes	302	312	193	66	180	204	198	167

Tax on profit	(49)	(68)	34	(4)	(32)	(42)	(40)	19

Profit from continuing operations	252	244	227	62	149	162	159	186

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	252	244	227	62	149	162	159	186

Minority interests	64	64	50	6	38	42	37	43

Attributable profit to the Group	188	179	177	56	111	119	121	143

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09	31.12.09
Balance sheet
Customer loans**	14,468	15,647	16,537	12,756	12,295	12,800	11,431	11,489
Trading portfolio (w/o loans)	9,493	11,523	11,305	8,485	10,089	9,564	7,767	9,056
Available-for-sale financial assets	3,722	4,230	4,403	3,951	4,630	3,248	3,268	4,038
Due from credit institutions**	6,416	8,569	8,541	10,724	10,722	8,247	6,377	5,205
Intangible assets and property and equipment	435	457	485	487	379	380	355	367
Other assets	3,202	3,366	3,405	3,730	3,283	3,414	3,268	3,653

Total assets/liabilities & shareholders’ equity	37,736	43,792	44,675	40,132	41,398	37,652	32,467	33,808

Customer deposits**	19,786	22,123	21,914	19,744	18,675	16,178	15,002	15,879
Marketable debt securities**	1,200	1,443	1,365	2,539	2,223	2,156	699	419
Subordinated debt**	48	48	53	54	57	53	51	52
Insurance liabilities	98	113	165	142	131	163	189	226
Due to credit institutions**	8,636	11,736	12,738	10,624	10,465	9,340	8,538	8,739
Other liabilities	5,362	5,333	5,324	4,447	7,052	6,933	5,492	6,091
Shareholders’ equity***	2,606	2,997	3,116	2,581	2,795	2,827	2,494	2,402

Other customer funds under management	9,379	10,087	10,235	6,810	7,404	8,070	7,978	8,235

Mutual funds	9,379	10,087	10,235	6,766	7,361	8,019	7,925	8,148
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	44	42	51	53	87

Customer funds under management	30,412	33,700	33,566	29,148	28,359	26,457	23,731	24,585

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Other information
NPL ratio	1.31	1.45	2.06	2.41	2.80	3.04	2.45	1.84
NPL coverage	174.92	157.91	134.45	132.10	127.95	122.07	221.34	264.36
Risk-weighted assets	16,088	21,608	21,880	18,242	18,541	18,308	17,000	18,035

Spread (Retail Banking)	14.71	14.90	14.70	14.27	14.19	13.35	12.49	12.28

Spread loans	11.19	11.44	10.99	10.69	10.83	10.77	10.40	10.21
Spread deposits	3.52	3.46	3.71	3.58	3.36	2.58	2.09	2.07

Mexico
Million dollars

			Variation
	2009	2008	Amount	%
Income statement
Net interest income	2,115	2,859	(744)	(26.0)

Net fees	708	877	(170)	(19.3)
Gains (losses) on financial transactions	461	269	192	71.5
Other operating income*	(26)	(36)	10	(28.3)

Gross income	3,257	3,969	(712)	(17.9)

Operating expenses	(1,113)	(1,400)	288	(20.5)
General administrative expenses	(992)	(1,262)	270	(21.4)
Personnel	(533)	(658)	125	(19.0)
Other general administrative expenses	(459)	(603)	144	(23.9)
Depreciation and amortisation	(121)	(139)	18	(13.1)

Net operating income	2,145	2,569	(424)	(16.5)

Net loan-loss provisions	(1,067)	(1,285)	218	(17.0)
Other income	(35)	(7)	(29)	424.8

Profit before taxes	1,042	1,277	(235)	(18.4)

Tax on profit	(131)	(129)	(2)	1.6

Profit from continuing operations	911	1,148	(237)	(20.6)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	911	1,148	(237)	(20.6)

Minority interests	223	270	(46)	(17.2)

Attributable profit to the Group	688	878	(191)	(21.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.09	31.12.08	Amount	%
Balance sheet
Customer loans**	16,550	17,753	(1,202)	(6.8)
Trading portfolio (w/o loans)	13,046	11,808	1,238	10.5
Available-for-sale financial assets	5,817	5,498	319	5.8
Due from credit institutions**	7,498	14,925	(7,426)	(49.8)
Intangible assets and property and equipment	528	677	(149)	(22.0)
Other assets	5,263	5,191	72	1.4

Total assets/liabilities & shareholders’ equity	48,704	55,852	(7,148)	(12.8)

Customer deposits**	22,876	27,478	(4,603)	(16.7)
Marketable debt securities**	603	3,534	(2,931)	(82.9)
Subordinated debt**	75	76	(1)	(1.1)
Insurance liabilities	325	198	127	64.4
Due to credit institutions**	12,589	14,785	(2,196)	(14.8)
Other liabilities	8,775	6,189	2,586	41.8
Shareholders’ equity***	3,461	3,592	(132)	(3.7)

Other customer funds under management	11,863	9,477	2,386	25.2

Mutual funds	11,737	9,416	2,321	24.6
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	126	61	65	107.4

Customer funds under management	35,417	40,565	(5,148)	(12.7)

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Mexico
Million dollars

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09
Income statement
Net interest income	707	744	774	634	493	531	545	546

Net fees	225	248	233	171	162	181	187	177
Gains (losses) on financial transactions	91	172	18	(12)	142	170	100	49
Other operating income*	(10)	(5)	(12)	(10)	(12)	(4)	(4)	(6)

Gross income	1,013	1,160	1,013	782	785	878	828	766

Operating expenses	(340)	(343)	(378)	(339)	(261)	(271)	(286)	(295)
General administrative expenses	(307)	(308)	(341)	(307)	(236)	(239)	(255)	(262)
Personnel	(168)	(173)	(175)	(142)	(123)	(135)	(135)	(141)
Other general administrative expenses	(139)	(134)	(166)	(165)	(113)	(105)	(120)	(121)
Depreciation and amortisation	(34)	(35)	(38)	(32)	(25)	(32)	(31)	(32)

Net operating income	673	817	635	444	524	607	542	471

Net loan-loss provisions	(210)	(323)	(384)	(368)	(283)	(319)	(245)	(220)
Other income	(12)	(7)	37	(25)	(6)	(12)	(15)	(3)

Profit before taxes	451	486	288	51	235	277	283	248

Tax on profit	(74)	(106)	53	(2)	(41)	(57)	(56)	24

Profit from continuing operations	377	381	340	50	194	220	226	272

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	377	381	340	50	194	220	226	272

Minority interests	96	100	75	(1)	49	57	53	63

Attributable profit to the Group	282	280	266	51	145	162	173	208

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09	31.12.09
Balance sheet
Customer loans**	22,876	24,666	23,653	17,753	16,362	18,092	16,739	16,550
Trading portfolio (w/o loans)	15,010	18,165	16,169	11,808	13,427	13,517	11,373	13,046
Available-for-sale financial assets	5,886	6,667	6,297	5,498	6,162	4,590	4,786	5,817
Due from credit institutions**	10,146	13,509	12,215	14,925	14,269	11,656	9,338	7,498
Intangible assets and property and equipment	688	720	694	677	504	537	520	528
Other assets	5,063	5,305	4,870	5,191	4,369	4,825	4,785	5,263

Total assets/liabilities & shareholders’ equity	59,669	69,034	63,899	55,852	55,092	53,217	47,541	48,704

Customer deposits**	31,286	34,875	31,343	27,478	24,853	22,866	21,967	22,876
Marketable debt securities**	1,897	2,274	1,952	3,534	2,959	3,047	1,024	603
Subordinated debt**	75	75	75	76	76	75	75	75
Insurance liabilities	156	177	237	198	174	231	277	325
Due to credit institutions**	13,656	18,501	18,220	14,785	13,927	13,202	12,503	12,589
Other liabilities	8,478	8,406	7,615	6,189	9,385	9,800	8,042	8,775
Shareholders’ equity***	4,121	4,725	4,457	3,592	3,720	3,996	3,652	3,461

Other customer funds under management	14,829	15,901	14,639	9,477	9,853	11,407	11,682	11,863

Mutual funds	14,829	15,901	14,639	9,416	9,797	11,335	11,605	11,737
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	61	56	72	77	126

Customer funds under management	48,087	53,125	48,010	40,565	37,740	37,395	34,749	35,417

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Mexico
Million new mexican peso

			Variation
	2009	2008	Amount	%
Income statement
Net interest income	28,551	31,752	(3,201)	(10.1)

Net fees	9,556	9,745	(190)	(1.9)
Gains (losses) on financial transactions	6,219	2,983	3,236	108.5
Other operating income*	(347)	(398)	51	(12.8)

Gross income	43,979	44,083	(104)	(0.2)

Operating expenses	(15,023)	(15,554)	531	(3.4)
General administrative expenses	(13,396)	(14,014)	618	(4.4)
Personnel	(7,200)	(7,312)	112	(1.5)
Other general administrative expenses	(6,196)	(6,702)	506	(7.6)
Depreciation and amortisation	(1,627)	(1,540)	(87)	5.7

Net operating income	28,955	28,528	427	1.5

Net loan-loss provisions	(14,407)	(14,271)	(136)	1.0
Other income	(477)	(75)	(402)	538.0

Profit before taxes	14,071	14,183	(112)	(0.8)

Tax on profit	(1,769)	(1,432)	(337)	23.5

Profit from continuing operations	12,302	12,751	(449)	(3.5)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	12,302	12,751	(449)	(3.5)

Minority interests	3,014	2,994	21	0.7

Attributable profit to the Group	9,288	9,757	(469)	(4.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.09	31.12.08	Amount	%
Balance sheet
Customer loans**	217,391	245,341	(27,950)	(11.4)
Trading portfolio (w/o loans)	171,364	163,192	8,171	5.0
Available-for-sale financial assets	76,410	75,984	426	0.6
Due from credit institutions**	98,490	206,258	(107,768)	(52.2)
Intangible assets and property and equipment	6,937	9,358	(2,421)	(25.9)
Other assets	69,132	71,739	(2,607)	(3.6)

Total assets/liabilities & shareholders’ equity	639,723	771,873	(132,149)	(17.1)

Customer deposits**	300,471	379,748	(79,277)	(20.9)
Marketable debt securities**	7,923	48,841	(40,918)	(83.8)
Subordinated debt**	982	1,044	(62)	(6.0)
Insurance liabilities	4,273	2,735	1,538	56.2
Due to credit institutions**	165,361	204,327	(38,965)	(19.1)
Other liabilities	115,255	85,533	29,723	34.8
Shareholders’ equity***	45,458	49,646	(4,188)	(8.4)

Other customer funds under management	155,821	130,971	24,850	19.0

Mutual funds	154,171	130,134	24,037	18.5
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	1,650	837	813	97.2

Customer funds under management	465,197	560,603	(95,407)	(17.0)

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Mexico
Million new mexican peso

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09
Income statement
Net interest income	7,642	7,764	7,985	8,361	7,102	7,079	7,230	7,140

Net fees	2,436	2,592	2,405	2,313	2,333	2,424	2,481	2,317
Gains (losses) on financial transactions	979	1,813	161	30	2,042	2,274	1,302	601
Other operating income*	(103)	(47)	(121)	(127)	(176)	(49)	(48)	(74)

Gross income	10,954	12,122	10,430	10,577	11,301	11,728	10,964	9,985

Operating expenses	(3,681)	(3,577)	(3,908)	(4,389)	(3,760)	(3,608)	(3,795)	(3,861)
General administrative expenses	(3,316)	(3,208)	(3,518)	(3,973)	(3,397)	(3,184)	(3,381)	(3,435)
Personnel	(1,813)	(1,809)	(1,805)	(1,885)	(1,770)	(1,797)	(1,784)	(1,849)
Other general administrative expenses	(1,503)	(1,399)	(1,713)	(2,087)	(1,626)	(1,387)	(1,597)	(1,586)
Depreciation and amortisation	(365)	(369)	(390)	(417)	(363)	(425)	(414)	(426)

Net operating income	7,273	8,545	6,523	6,188	7,541	8,120	7,170	6,124

Net loan-loss provisions	(2,267)	(3,391)	(3,985)	(4,628)	(4,079)	(4,259)	(3,217)	(2,852)
Other income	(127)	(77)	392	(262)	(80)	(161)	(197)	(39)

Profit before taxes	4,879	5,077	2,929	1,298	3,382	3,700	3,756	3,233

Tax on profit	(800)	(1,109)	572	(95)	(594)	(765)	(751)	341

Profit from continuing operations	4,078	3,968	3,502	1,203	2,788	2,935	3,004	3,575

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	4,078	3,968	3,502	1,203	2,788	2,935	3,004	3,575

Minority interests	1,034	1,047	768	145	706	768	706	834

Attributable profit to the Group	3,044	2,921	2,734	1,058	2,082	2,167	2,298	2,741

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09	31.12.09
Balance sheet
Customer loans**	244,455	253,953	259,846	245,341	230,686	237,489	225,716	217,391
Trading portfolio (w/o loans)	160,394	187,020	177,626	163,192	189,294	177,439	153,366	171,364
Available-for-sale financial assets	62,896	68,644	69,179	75,984	86,876	60,255	64,532	76,410
Due from credit institutions**	108,416	139,080	134,194	206,258	201,168	153,006	125,923	98,490
Intangible assets and property and equipment	7,355	7,418	7,619	9,358	7,103	7,053	7,013	6,937
Other assets	54,101	54,622	53,498	71,739	61,592	63,335	64,521	69,132

Total assets/liabilities & shareholders’ equity	637,618	710,736	701,961	771,873	776,720	698,576	641,071	639,723

Customer deposits**	334,317	359,054	344,324	379,748	350,387	300,159	296,217	300,471
Marketable debt securities**	20,271	23,413	21,447	48,841	41,714	39,999	13,811	7,923
Subordinated debt**	805	777	828	1,044	1,066	991	1,014	982
Insurance liabilities	1,662	1,826	2,599	2,735	2,457	3,032	3,742	4,273
Due to credit institutions**	145,926	190,477	200,151	204,327	196,344	173,297	168,596	165,361
Other liabilities	90,598	86,548	83,650	85,533	132,309	128,642	108,446	115,255
Shareholders’ equity***	44,038	48,642	48,963	49,646	52,443	52,457	49,245	45,458

Other customer funds under management	158,468	163,708	160,818	130,971	138,913	149,734	157,533	155,821

Mutual funds	158,468	163,708	160,818	130,134	138,119	148,790	156,491	154,171
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	837	794	944	1,042	1,650

Customer funds under management	513,861	546,952	527,417	560,603	532,080	490,883	468,575	465,197

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Chile
Million euros

			Variation
	2009	2008	Amount	%
Income statement
Net interest income	1,190	1,328	(138)	(10.4)

Net fees	356	350	6	1.6
Gains (losses) on financial transactions	210	30	180	608.3
Other operating income*	34	41	(6)	(15.3)

Gross income	1,790	1,748	42	2.4

Operating expenses	(594)	(604)	10	(1.7)
General administrative expenses	(527)	(545)	18	(3.3)
Personnel	(321)	(335)	14	(4.1)
Other general administrative expenses	(206)	(210)	4	(2.1)
Depreciation and amortisation	(67)	(60)	(8)	12.9

Net operating income	1,196	1,144	52	4.5

Net loan-loss provisions	(418)	(354)	(64)	18.0
Other income	34	(20)	54	—

Profit before taxes	813	770	43	5.5

Tax on profit	(113)	(96)	(18)	18.4

Profit from continuing operations	699	674	25	3.7

Net profit from discontinued operations	—	—	—	—

Consolidated profit	699	674	25	3.7

Minority interests	136	130	6	4.9

Attributable profit to the Group	563	545	19	3.4

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.09	31.12.08	Amount	%
Balance sheet
Customer loans**	19,379	17,033	2,346	13.8
Trading portfolio (w/o loans)	2,508	2,903	(395)	(13.6)
Available-for-sale financial assets	2,815	1,496	1,320	88.2
Due from credit institutions**	2,531	1,985	546	27.5
Intangible assets and property and equipment	352	301	51	16.9
Other assets	2,631	1,463	1,168	79.8

Total assets/liabilities & shareholders’ equity	30,216	25,180	5,036	20.0

Customer deposits**	14,624	13,980	643	4.6
Marketable debt securities**	3,183	2,184	999	45.7
Subordinated debt**	813	779	35	4.4
Insurance liabilities	198	94	104	110.6
Due to credit institutions**	6,257	4,182	2,075	49.6
Other liabilities	3,454	2,739	715	26.1
Shareholders’ equity***	1,687	1,222	465	38.1

Other customer funds under management	5,328	3,062	2,266	74.0

Mutual funds	5,290	3,055	2,235	73.2
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	39	8	31	404.5

Customer funds under management	23,948	20,006	3,943	19.7

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	32.29	37.26	(4.97	p.)
Efficiency ratio (with amortisations)	33.19	34.57	(1.38	p.)
NPL ratio	3.20	2.64	0.56	p.
NPL coverage	88.99	102.42	(13.43	p.)
Number of employees (direct & indirect)	11,751	12,079	(328)		(2.7)
Number of branches	498	507	(9)		(1.8)

Chile
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09
Income statement
Net interest income	299	329	368	331	245	327	298	321

Net fees	89	91	89	82	83	89	90	93
Gains (losses) on financial transactions	3	(0)	17	9	108	34	39	29
Other operating income*	9	15	1	15	10	11	4	9

Gross income	400	435	475	438	446	461	431	452

Operating expenses	(155)	(161)	(151)	(137)	(142)	(152)	(149)	(151)
General administrative expenses	(139)	(146)	(137)	(122)	(127)	(134)	(132)	(134)
Personnel	(85)	(92)	(83)	(74)	(77)	(82)	(80)	(82)
Other general administrative expenses	(54)	(55)	(54)	(49)	(50)	(52)	(52)	(52)
Depreciation and amortisation	(16)	(15)	(14)	(15)	(15)	(17)	(17)	(18)

Net operating income	244	274	324	301	303	310	282	300

Net loan-loss provisions	(71)	(96)	(89)	(98)	(135)	(114)	(93)	(76)
Other income	11	2	(4)	(29)	7	5	4	19

Profit before taxes	184	180	232	174	176	200	193	243

Tax on profit	(20)	(21)	(31)	(24)	(29)	(29)	(29)	(27)

Profit from continuing operations	164	159	200	151	146	171	165	217

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	164	159	200	151	146	171	165	217

Minority interests	31	34	41	24	29	31	31	44

Attributable profit to the Group	133	126	159	127	117	140	133	173

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09	31.12.09
Balance sheet
Customer loans**	18,733	16,653	18,200	17,033	18,836	18,541	17,552	19,379
Trading portfolio (w/o loans)	2,522	2,258	2,449	2,903	2,764	3,024	3,241	2,508
Available-for-sale financial assets	2,257	1,625	1,719	1,496	2,173	2,045	2,601	2,815
Due from credit institutions**	2,005	1,808	1,573	1,985	2,615	2,286	1,895	2,531
Intangible assets and property and equipment	355	306	327	301	338	343	316	352
Other assets	1,806	1,793	2,026	1,463	1,519	1,480	1,394	2,631

Total assets/liabilities & shareholders’ equity	27,678	24,442	26,295	25,180	28,244	27,719	27,000	30,216

Customer deposits**	15,851	13,836	14,502	13,980	15,281	14,640	12,880	14,624
Marketable debt securities**	2,425	2,254	2,402	2,184	2,549	2,669	2,614	3,183
Subordinated debt**	682	632	759	779	850	824	776	813
Insurance liabilities	88	83	102	94	121	137	167	198
Due to credit institutions**	3,843	4,121	4,000	4,182	4,337	4,138	5,032	6,257
Other liabilities	2,990	2,192	3,119	2,739	3,010	3,527	3,922	3,454
Shareholders’ equity***	1,800	1,325	1,410	1,222	2,097	1,783	1,609	1,687

Other customer funds under management	4,223	3,846	3,426	3,062	4,159	4,581	4,492	5,328

Mutual funds	4,217	3,841	3,418	3,055	4,153	4,575	4,463	5,290
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	6	5	8	8	6	7	28	39

Customer funds under management	23,181	20,568	21,090	20,006	22,840	22,715	20,761	23,948

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Other information
NPL ratio	2.23	2.28	2.45	2.64	3.05	3.30	3.38	3.20
NPL coverage	109.38	111.18	110.83	102.42	94.77	93.84	94.45	88.99
Risk-weighted assets	18,297	16,325	17,252	16,631	18,348	18,267	17,427	18,731

Spread (Retail Banking)	8.40	8.61	8.69	8.51	7.92	7.81	7.48	7.38

Spread loans	5.33	5.45	5.24	5.35	5.90	5.89	5.61	5.26
Spread deposits	3.07	3.16	3.45	3.16	2.02	1.92	1.87	2.12

Chile
Million dollars

			Variation
	2009	2008	Amount	%
Income statement
Net interest income	1,655	1,944	(289)	(14.9)

Net fees	495	513	(18)	(3.5)
Gains (losses) on financial transactions	292	43	248	572.9
Other operating income*	48	59	(12)	(19.5)

Gross income	2,489	2,559	(70)	(2.8)

Operating expenses	(826)	(885)	59	(6.6)
General administrative expenses	(733)	(798)	65	(8.2)
Personnel	(446)	(490)	43	(8.9)
Other general administrative expenses	(286)	(308)	22	(7.0)
Depreciation and amortisation	(94)	(87)	(6)	7.3

Net operating income	1,663	1,675	(12)	(0.7)

Net loan-loss provisions	(581)	(518)	(63)	12.1
Other income	48	(29)	77	—

Profit before taxes	1,130	1,127	3	0.2

Tax on profit	(157)	(140)	(17)	12.5

Profit from continuing operations	973	987	(15)	(1.5)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	973	987	(15)	(1.5)

Minority interests	189	190	(1)	(0.4)

Attributable profit to the Group	783	797	(14)	(1.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.09	31.12.08	Amount	%
Balance sheet
Customer loans**	27,917	23,704	4,213	17.8
Trading portfolio (w/o loans)	3,614	4,040	(427)	(10.6)
Available-for-sale financial assets	4,056	2,082	1,974	94.8
Due from credit institutions**	3,646	2,763	884	32.0
Intangible assets and property and equipment	506	418	88	21.0
Other assets	3,790	2,036	1,754	86.1

Total assets/liabilities & shareholders’ equity	43,529	35,043	8,486	24.2

Customer deposits**	21,067	19,457	1,610	8.3
Marketable debt securities**	4,585	3,040	1,546	50.8
Subordinated debt**	1,172	1,084	88	8.1
Insurance liabilities	285	131	154	118.0
Due to credit institutions**	9,014	5,820	3,194	54.9
Other liabilities	4,976	3,812	1,164	30.5
Shareholders’ equity***	2,430	1,701	730	42.9

Other customer funds under management	7,676	4,262	3,415	80.1

Mutual funds	7,620	4,251	3,369	79.3
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	56	11	45	422.2

Customer funds under management	34,500	27,842	6,658	23.9

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Chile
Million dollars

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09
Income statement
Net interest income	447	513	554	429	319	442	425	469

Net fees	133	141	134	105	108	121	128	137
Gains (losses) on financial transactions	4	0	27	13	140	49	58	45
Other operating income*	14	24	1	21	13	15	7	13

Gross income	598	678	715	568	580	627	617	664

Operating expenses	(232)	(251)	(227)	(174)	(185)	(206)	(212)	(222)
General administrative expenses	(208)	(228)	(206)	(156)	(166)	(183)	(188)	(197)
Personnel	(128)	(143)	(125)	(94)	(100)	(112)	(114)	(120)
Other general administrative expenses	(80)	(85)	(81)	(62)	(65)	(71)	(74)	(76)
Depreciation and amortisation	(24)	(23)	(21)	(19)	(20)	(23)	(25)	(26)

Net operating income	366	427	488	394	395	421	405	442

Net loan-loss provisions	(107)	(149)	(133)	(129)	(176)	(156)	(134)	(115)
Other income	16	4	(6)	(43)	9	6	6	27

Profit before taxes	275	282	349	222	229	272	276	354

Tax on profit	(30)	(32)	(47)	(30)	(38)	(39)	(41)	(39)

Profit from continuing operations	246	249	301	191	191	232	235	314

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	246	249	301	191	191	232	235	314

Minority interests	47	53	62	29	38	42	45	64

Attributable profit to the Group	199	196	240	162	152	190	190	250

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09	31.12.09
Balance sheet
Customer loans**	29,621	26,251	26,032	23,704	25,066	26,206	25,702	27,917
Trading portfolio (w/o loans)	3,988	3,560	3,503	4,040	3,678	4,274	4,746	3,614
Available-for-sale financial assets	3,569	2,562	2,459	2,082	2,892	2,891	3,808	4,056
Due from credit institutions**	3,170	2,850	2,250	2,763	3,480	3,232	2,775	3,646
Intangible assets and property and equipment	561	482	467	418	449	484	463	506
Other assets	2,856	2,826	2,897	2,036	2,021	2,092	2,042	3,790

Total assets/liabilities & shareholders’ equity	43,764	38,531	37,609	35,043	37,587	39,178	39,535	43,529

Customer deposits**	25,064	21,810	20,743	19,457	20,336	20,693	18,860	21,067
Marketable debt securities**	3,834	3,553	3,435	3,040	3,392	3,773	3,827	4,585
Subordinated debt**	1,079	997	1,086	1,084	1,131	1,165	1,136	1,172
Insurance liabilities	139	132	146	131	161	194	244	285
Due to credit institutions**	6,076	6,496	5,721	5,820	5,771	5,848	7,368	9,014
Other liabilities	4,727	3,455	4,462	3,812	4,005	4,985	5,744	4,976
Shareholders’ equity***	2,846	2,088	2,017	1,701	2,790	2,520	2,356	2,430

Other customer funds under management	6,677	6,063	4,901	4,262	5,535	6,475	6,577	7,676

Mutual funds	6,668	6,056	4,889	4,251	5,527	6,466	6,536	7,620
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	10	8	11	11	8	9	41	56

Customer funds under management	36,654	32,423	30,164	27,842	30,395	32,105	30,401	34,500

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Chile
Million chilean peso

			Variation
	2009	2008	Amount	%
Income statement
Net interest income	922,540	1,005,679	(83,139)	(8.3)

Net fees	275,706	265,131	10,575	4.0
Gains (losses) on financial transactions	162,691	22,436	140,256	625.1
Other operating income*	26,682	30,772	(4,091)	(13.3)

Gross income	1,387,619	1,324,018	63,601	4.8

Operating expenses	(460,616)	(457,776)	(2,840)	0.6
General administrative expenses	(408,486)	(412,689)	4,204	(1.0)
Personnel	(248,818)	(253,331)	4,513	(1.8)
Other general administrative expenses	(159,668)	(159,358)	(310)	0.2
Depreciation and amortisation	(52,131)	(45,087)	(7,044)	15.6

Net operating income	927,002	866,242	60,761	7.0

Net loan-loss provisions	(323,734)	(268,029)	(55,705)	20.8
Other income	26,683	(15,099)	41,782	—

Profit before taxes	629,951	583,114	46,837	8.0

Tax on profit	(87,762)	(72,404)	(15,358)	21.2

Profit from continuing operations	542,190	510,710	31,479	6.2

Net profit from discontinued operations	—	—	—	—

Consolidated profit	542,190	510,710	31,479	6.2

Minority interests	105,546	98,293	7,253	7.4

Attributable profit to the Group	436,643	412,417	24,226	5.9

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.09	31.12.08	Amount	%
Balance sheet
Customer loans**	14,160,779	15,105,480	(944,701)	(6.3)
Trading portfolio (w/o loans)	1,833,019	2,574,611	(741,592)	(28.8)
Available-for-sale financial assets	2,057,305	1,326,474	730,831	55.1
Due from credit institutions**	1,849,613	1,760,592	89,022	5.1
Intangible assets and property and equipment	256,862	266,657	(9,795)	(3.7)
Other assets	1,922,558	1,297,632	624,926	48.2

Total assets/liabilities & shareholders’ equity	22,080,136	22,331,446	(251,309)	(1.1)

Customer deposits**	10,686,115	12,398,745	(1,712,631)	(13.8)
Marketable debt securities**	2,325,952	1,937,166	388,786	20.1
Subordinated debt**	594,247	690,578	(96,331)	(13.9)
Insurance liabilities	144,628	83,355	61,273	73.5
Due to credit institutions**	4,572,448	3,708,803	863,645	23.3
Other liabilities	2,523,885	2,429,055	94,831	3.9
Shareholders’ equity***	1,232,860	1,083,743	149,117	13.8

Other customer funds under management	3,893,733	2,715,735	1,177,997	43.4

Mutual funds	3,865,472	2,708,937	1,156,535	42.7
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	28,261	6,799	21,462	315.7

Customer funds under management	17,500,046	17,742,225	(242,178)	(1.4)

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Chile
Million chilean peso

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09
Income statement
Net interest income	207,070	240,343	282,670	275,595	192,686	252,445	232,271	245,138

Net fees	61,375	66,167	68,862	68,728	65,590	68,777	70,016	71,324
Gains (losses) on financial transactions	1,930	33	12,878	7,595	84,842	25,826	30,392	21,632
Other operating income*	6,448	11,120	916	12,288	7,849	8,424	3,448	6,961

Gross income	276,823	317,663	365,327	364,205	350,966	355,472	336,127	345,054

Operating expenses	(107,558)	(117,799)	(117,193)	(115,227)	(112,051)	(116,938)	(116,013)	(115,615)
General administrative expenses	(96,317)	(106,920)	(106,321)	(103,131)	(100,147)	(103,588)	(102,598)	(102,152)
Personnel	(59,189)	(66,961)	(64,789)	(62,393)	(60,712)	(63,358)	(62,085)	(62,662)
Other general administrative expenses	(37,128)	(39,959)	(41,532)	(40,739)	(39,435)	(40,230)	(40,513)	(39,490)
Depreciation and amortisation	(11,241)	(10,879)	(10,872)	(12,096)	(11,904)	(13,349)	(13,415)	(13,463)

Net operating income	169,264	199,864	248,134	248,979	238,916	238,534	220,113	229,439

Net loan-loss provisions	(49,365)	(69,687)	(68,320)	(80,657)	(106,137)	(87,686)	(72,324)	(57,587)
Other income	7,528	1,741	(2,638)	(21,730)	5,573	3,531	2,990	14,590

Profit before taxes	127,428	131,918	177,177	146,591	138,351	154,379	150,780	186,442

Tax on profit	(13,744)	(15,200)	(23,878)	(19,582)	(23,014)	(22,185)	(22,277)	(20,287)

Profit from continuing operations	113,684	116,718	153,299	127,010	115,337	132,194	128,503	166,155

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	113,684	116,718	153,299	127,010	115,337	132,194	128,503	166,155

Minority interests	21,575	24,685	31,298	20,735	23,147	23,938	24,539	33,923

Attributable profit to the Group	92,109	92,034	122,001	106,274	92,190	108,256	103,964	132,233

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09	31.12.09
Balance sheet
Customer loans**	13,076,086	13,678,185	14,297,909	15,105,480	14,552,351	13,889,053	14,073,134	14,160,779
Trading portfolio (w/o loans)	1,760,436	1,854,979	1,924,286	2,574,611	2,135,485	2,265,010	2,598,537	1,833,019
Available-for-sale financial assets	1,575,377	1,334,827	1,350,779	1,326,474	1,678,929	1,532,075	2,085,028	2,057,305
Due from credit institutions**	1,399,238	1,484,836	1,235,770	1,760,592	2,020,461	1,712,758	1,519,456	1,849,613
Intangible assets and property and equipment	247,731	251,167	256,703	266,657	260,761	256,655	253,627	256,862
Other assets	1,260,825	1,472,372	1,591,385	1,297,632	1,173,288	1,108,846	1,117,858	1,922,558

Total assets/liabilities & shareholders’ equity	19,319,693	20,076,366	20,656,832	22,331,446	21,821,275	20,764,397	21,647,640	22,080,136

Customer deposits**	11,064,344	11,364,353	11,392,878	12,398,745	11,806,277	10,967,042	10,327,008	10,686,115
Marketable debt securities**	1,692,466	1,851,037	1,886,693	1,937,166	1,969,513	1,999,484	2,095,610	2,325,952
Subordinated debt**	476,187	519,259	596,509	690,578	656,441	617,396	622,146	594,247
Insurance liabilities	61,256	68,576	80,042	83,355	93,554	102,888	133,754	144,628
Due to credit institutions**	2,682,307	3,384,791	3,142,321	3,708,803	3,350,489	3,099,571	4,034,388	4,572,448
Other liabilities	2,086,914	1,800,230	2,450,571	2,429,055	2,325,195	2,642,210	3,144,869	2,523,885
Shareholders’ equity**	1,256,219	1,088,119	1,107,819	1,083,743	1,619,806	1,335,806	1,289,866	1,232,860

Other customer funds under management	2,947,700	3,159,299	2,691,671	2,715,735	3,213,503	3,431,922	3,601,321	3,893,733

Mutual funds	2,943,497	3,155,229	2,685,411	2,708,937	3,208,585	3,426,996	3,578,676	3,865,472
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	4,203	4,070	6,260	6,799	4,918	4,925	22,645	28,261

Customer funds under management	16,180,697	16,893,948	16,567,750	17,742,225	17,645,734	17,015,844	16,646,084	17,500,046

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Corporate Activities
Million euros

			Variation
	2009	2008	Amount	%
Income statement
Net interest income	(2,210)	(2,157)	(53)	2.5

Net fees	(6)	59	(64)	—
Gains (losses) on financial transactions	631	613	18	3.0
Dividends	121	229	(107)	(47.0)
Income from equity-accounted method	(15)	97	(113)	—
Other operating income/expenses	52	32	21	65.9

Gross income	(1,427)	(1,128)	(298)	26.4

Operating expenses	(809)	(633)	(177)	27.9
General administrative expenses	(695)	(455)	(240)	52.7
Personnel	(307)	(200)	(108)	53.9
Other general administrative expenses	(388)	(256)	(132)	51.7
Depreciation and amortisation	(114)	(177)	63	(35.7)

Net operating income	(2,236)	(1,761)	(475)	27.0

Net loan-loss provisions	50	30	19	63.2
Other income	(848)	227	(1,075)	—

Profit before taxes (w/o capital gains)	(3,034)	(1,503)	(1,531)	101.8

Tax on profit	1,421	815	606	74.4

Profit from continuing operations (w/o capital gains)	(1,614)	(688)	(925)	134.4

Net profit from discontinued operations	(15)	0	(15)	—

Consolidated profit (w/o capital gains)	(1,628)	(688)	(940)	136.6

Minority interests	(5)	(4)	(2)	46.8

Attributable profit to the Group (w/o capital gains)	(1,623)	(685)	(938)	137.0

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	(1,623)	(685)	(938)	137.0

			Variation
	31.12.09	31.12.08	Amount	%
Balance sheet
Trading portfolio (w/o loans)	4,331	2,689	1,642	61.1
Available-for-sale financial assets	26,870	14,122	12,748	90.3
Investments	32	1,216	(1,185)	(97.4)
Goodwill	22,865	18,836	4,029	21.4
Liquidity lent to the Group	49,677	77,011	(27,335)	(35.5)
Capital assigned to Group areas	52,448	41,563	10,886	26.2
Other assets	64,511	92,187	(27,677)	(30.0)

Total assets/liabilities & shareholders’ equity	220,733	247,624	(26,891)	(10.9)

Customer deposits*	3,216	3,010	206	6.8
Marketable debt securities*	83,094	107,657	(24,563)	(22.8)
Subordinated debt	19,131	23,384	(4,253)	(18.2)
Other liabilities	50,106	53,870	(3,764)	(7.0)
Group capital and reserves**	65,186	59,704	5,482	9.2

Other customer funds under management	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	105,442	134,051	(28,609)	(21.3)

*	Including all on-balance sheet balances for this item

**	Not including profit of the year

Resources
Number of employees (direct & indirect)	1,820	1,710	110	6.4

Corporate Activities
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09
Income statement
Net interest income	(543)	(410)	(541)	(663)	(637)	(588)	(480)	(505)

Net fees	(3)	12	17	32	13	(1)	(12)	(6)
Gains (losses) on financial transactions	148	353	213	(101)	113	294	(6)	229
Dividends	22	141	17	49	23	51	28	20
Income from equity-accounted method	95	46	(61)	17	(16)	7	(1)	(5)
Other operating income/expenses	11	10	1	9	9	20	0	23

Gross income	(271)	151	(352)	(657)	(496)	(217)	(470)	(244)

Operating expenses	(177)	(190)	(127)	(139)	(220)	(211)	(168)	(210)
General administrative expenses	(111)	(148)	(101)	(96)	(185)	(175)	(141)	(195)
Personnel	(77)	(64)	(42)	(16)	(87)	(75)	(65)	(81)
Other general administrative expenses	(34)	(83)	(59)	(80)	(98)	(100)	(75)	(114)
Depreciation and amortisation	(66)	(42)	(25)	(43)	(35)	(36)	(28)	(15)

Net operating income	(448)	(39)	(478)	(796)	(716)	(428)	(638)	(454)

Net loan-loss provisions	(2)	(67)	(5)	104	2	9	(38)	76
Other income	(97)	67	155	103	(126)	(232)	(197)	(293)

Profit before taxes (w/o capital gains)	(547)	(39)	(328)	(589)	(840)	(651)	(873)	(670)

Tax on profit	264	203	149	199	352	286	400	383

Profit from continuing operations (w/o capital gains)	(283)	164	(180)	(390)	(489)	(365)	(473)	(287)

Net profit from discontinued operations	—	—	—	0	—	—	(3)	(11)

Consolidated profit (w/o capital gains)	(283)	164	(180)	(389)	(489)	(365)	(476)	(298)

Minority interests	2	(2)	(2)	(2)	(4)	1	(10)	7

Attributable profit to the Group (w/o capital gains)	(285)	166	(178)	(388)	(485)	(366)	(466)	(306)

Net extraordinary capital gains and allowances	—	—	—	—	—	—	—	—

Attributable profit to the Group	(285)	166	(178)	(388)	(485)	(366)	(466)	(306)

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09	31.12.09
Balance sheet
Trading portfolio (w/o loans)	2,939	2,674	3,288	2,689	2,763	4,120	4,194	4,331
Available-for-sale financial assets	15,171	17,156	16,334	14,122	16,930	24,233	27,349	26,870
Investments	3,979	4,343	4,310	1,216	106	48	31	32
Goodwill	20,886	21,651	21,306	18,836	20,719	23,192	23,474	22,865
Liquidity lent to the Group	85,657	90,898	75,779	77,011	77,647	68,585	56,506	49,677
Capital assigned to Group areas	41,098	43,169	43,086	41,563	52,576	50,287	50,911	52,448
Other assets	62,191	61,505	84,229	92,187	88,852	89,701	68,225	64,511

Total assets/liabilities & shareholders’ equity	231,921	241,396	248,332	247,624	259,593	260,166	230,691	220,733

Customer deposits*	826	2,826	2,264	3,010	2,748	1,221	1,081	3,216
Marketable debt securities*	100,063	108,224	110,934	107,657	98,807	93,266	86,032	83,094
Subordinated debt	22,576	21,894	22,603	23,384	23,327	23,463	20,121	19,131
Other liabilities	52,971	56,792	61,042	53,870	65,264	77,037	58,562	50,106
Group capital and reserves***	55,486	51,660	51,490	59,704	69,447	65,180	64,895	65,186

Other customer funds under management	—	—	—	—	—	—	—	—

Mutual funds	—	—	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—	—

Customer funds under management	123,465	132,945	135,800	134,051	124,882	117,950	107,234	105,442

*	Including all on-balance sheet balances for this item

**	Not including profit of the year

Other information
Risk-weighted assets	58,489	48,362	36,360	36,891	31,763	35,119	43,211	42,975

Spain
Million euros

			Variation
	2009	2008	Amount	%
Income statement
Net interest income	7,397	6,374	1,023	16.1

Net fees	2,525	3,070	(544)	(17.7)
Gains (losses) on financial transactions	566	669	(104)	(15.5)
Other operating income*	291	375	(84)	(22.4)

Gross income	10,779	10,488	291	2.8

Operating expenses	(4,064)	(4,039)	(25)	0.6
General administrative expenses	(3,694)	(3,695)	2	(0.0)
Personnel	(2,396)	(2,428)	31	(1.3)
Other general administrative expenses	(1,297)	(1,268)	(30)	2.3
Depreciation and amortisation	(370)	(343)	(27)	7.8

Net operating income	6,715	6,449	266	4.1

Net loan-loss provisions	(1,265)	(1,317)	52	(3.9)
Other income	(127)	(41)	(86)	210.2

Profit before taxes	5,323	5,091	232	4.6

Tax on profit	(1,454)	(1,344)	(110)	8.2

Profit from continuing operations	3,869	3,748	122	3.2

Net profit from discontinued operations	—	—	—	—

Consolidated profit	3,869	3,748	122	3.2

Minority interests	78	104	(26)	(25.0)

Attributable profit to the Group	3,791	3,644	148	4.1

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.09	31.12.08	Amount	%
Balance sheet
Customer loans**	237,885	248,360	(10,475)	(4.2)
Trading portfolio (w/o loans)	47,869	70,175	(22,306)	(31.8)
Available-for-sale financial assets	15,656	11,368	4,288	37.7
Due from credit institutions**	56,822	48,381	8,442	17.4
Intangible assets and property and equipment	4,025	3,640	385	10.6
Other assets	14,380	10,788	3,592	33.3

Total assets/liabilities & shareholders’ equity	376,638	392,712	(16,074)	(4.1)

Customer deposits**	155,425	135,768	19,657	14.5
Marketable debt securities**	34,022	36,704	(2,682)	(7.3)
Subordinated debt**	1,811	1,454	357	24.6
Insurance liabilities	5,448	9,808	(4,360)	(44.5)
Due to credit institutions**	61,017	38,648	22,370	57.9
Other liabilities	100,292	152,505	(52,213)	(34.2)
Shareholders’ equity***	18,622	17,825	798	4.5

Other customer funds under management	60,098	67,245	(7,147)	(10.6)

Mutual funds	40,616	44,694	(4,077)	(9.1)
Pension funds	9,912	9,734	178	1.8
Managed portfolios	5,377	4,316	1,061	24.6
Savings-insurance policies	4,193	8,502	(4,309)	(50.7)

Customer funds under management	251,356	241,172	10,184	4.2

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	20.12	20.50	(0.38	p.)
Efficiency ratio (with amortisations)	37.70	38.51	(0.81	p.)
NPL ratio	3.41	1.95	1.46	p.
NPL coverage	73.35	98.48	(25.13	p.)
Number of employees (direct & indirect)	33,262	34,492	(1,230)		(3.6)
Number of branches	4,865	5,022	(157)		(3.1)

Spain
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09
Income statement
Net interest income	1,493	1,569	1,601	1,709	1,918	1,891	1,839	1,749

Net fees	831	792	763	683	642	722	591	570
Gains (losses) on financial transactions	217	49	98	305	88	163	211	104
Other operating income*	58	133	68	116	61	91	48	91

Gross income	2,600	2,544	2,531	2,814	2,709	2,867	2,689	2,514

Operating expenses	(1,011)	(1,012)	(1,010)	(1,005)	(1,011)	(1,010)	(1,002)	(1,041)
General administrative expenses	(926)	(926)	(922)	(922)	(920)	(917)	(910)	(946)
Personnel	(614)	(618)	(609)	(587)	(610)	(604)	(599)	(583)
Other general administrative expenses	(312)	(308)	(313)	(335)	(310)	(313)	(312)	(363)
Depreciation and amortisation	(86)	(86)	(87)	(84)	(91)	(93)	(92)	(95)

Net operating income	1,588	1,532	1,521	1,808	1,699	1,857	1,687	1,473

Net loan-loss provisions	(238)	(330)	(398)	(350)	(305)	(350)	(306)	(304)
Other income	10	12	(27)	(36)	(6)	(9)	(61)	(52)

Profit before taxes	1,361	1,213	1,096	1,422	1,388	1,498	1,321	1,117

Tax on profit	(360)	(329)	(298)	(357)	(376)	(390)	(356)	(331)

Profit from continuing operations	1,001	884	798	1,065	1,012	1,108	964	785

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	1,001	884	798	1,065	1,012	1,108	964	785

Minority interests	24	25	25	30	22	23	20	13

Attributable profit to the Group	977	860	773	1,034	990	1,085	944	772

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09	31.12.09
Balance sheet
Customer loans**	243,615	249,951	242,690	248,360	248,849	248,608	240,896	237,885
Trading portfolio (w/o loans)	52,422	58,339	58,627	70,175	65,891	58,928	49,650	47,869
Available-for-sale financial assets	7,675	6,929	9,652	11,368	14,337	15,748	15,212	15,656
Due from credit institutions**	43,282	54,909	51,021	48,381	49,166	46,916	42,006	56,822
Intangible assets and property and equipment	3,541	3,547	3,544	3,640	3,588	3,590	3,583	4,025
Other assets	7,179	8,128	10,243	10,788	12,182	14,290	16,283	14,380

Total assets/liabilities & shareholders’ equity	357,713	381,803	375,776	392,712	394,013	388,080	367,630	376,638

Customer deposits**	124,361	126,151	130,004	135,768	143,291	141,877	141,195	155,425
Marketable debt securities**	43,726	43,558	41,490	36,704	35,727	36,989	37,615	34,022
Subordinated debt**	2,014	2,002	1,450	1,454	1,442	1,791	1,751	1,811
Insurance liabilities	7,763	8,573	9,181	9,808	10,366	10,950	11,881	5,448
Due to credit institutions**	32,917	39,493	42,850	38,648	36,932	50,413	47,654	61,017
Other liabilities	129,564	142,856	132,521	152,505	146,350	127,280	108,825	100,292
Shareholders’ equity***	17,367	19,170	18,281	17,825	19,905	18,780	18,709	18,622

Other customer funds under management	82,510	77,139	74,944	67,245	63,049	63,785	65,573	60,098

Mutual funds	60,110	55,254	51,984	44,694	41,042	40,619	40,646	40,616
Pension funds	10,107	9,915	9,819	9,734	9,273	9,412	9,753	9,912
Managed portfolios	5,864	5,050	5,580	4,316	3,788	4,175	4,731	5,377
Savings-insurance policies	6,430	6,919	7,561	8,502	8,947	9,580	10,443	4,193

Customer funds under management	252,612	248,849	247,887	241,172	243,509	244,443	246,134	251,356

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Other information
NPL ratio	0.84	1.08	1.50	1.95	2.40	2.72	2.98	3.41
NPL coverage	202.28	164.94	128.79	98.48	80.84	71.20	66.94	73.35

Sovereign
Million euros

2009
Income statement
Net interest income	1,160

Net fees	380
Gains (losses) on financial transactions	13
Other operating income*	(91)

Gross income	1,463

Operating expenses	(881)
General administrative expenses	(766)
Personnel	(457)
Other general administrative expenses	(309)
Depreciation and amortisation	(114)

Net operating income	582

Net loan-loss provisions	(571)
Other income	(58)

Profit before taxes	(47)

Tax on profit	22

Profit from continuing operations	(25)

Net profit from discontinued operations	—

Consolidated profit	(25)

Minority interests	—

Attributable profit to the Group	(25)

*	Including dividends, income from equity-accounted method and other operating income/expenses

31.12.09
Balance sheet
Customer loans**	34,605
Trading portfolio (w/o loans)	163
Available-for-sale financial assets	9,568
Due from credit institutions**	496
Intangible assets and property and equipment	391
Other assets	3,568

Total assets/liabilities & shareholders’ equity	48,791

Customer deposits**	30,888
Marketable debt securities**	11,236
Subordinated debt**	2,129
Insurance liabilities	—
Due to credit institutions**	736
Other liabilities	1,689
Shareholders’ equity***	2,113

Other customer funds under management	327

Mutual funds	—
Pension funds	—
Managed portfolios	327
Savings-insurance policies	—

Customer funds under management	44,581

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	—
Efficiency ratio (with amortisations)	60.19
NPL ratio	5.35
NPL coverage	62.45
Number of employees (direct & indirect)	8,847
Number of branches	722

Sovereign
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09
Income statement
Net interest income	203	307	298	353

Net fees	70	109	104	98
Gains (losses) on financial transactions	(10)	40	18	(35)
Other operating income*	(6)	(52)	(23)	(9)

Gross income	257	403	395	408

Operating expenses	(191)	(245)	(226)	(218)
General administrative expenses	(169)	(213)	(197)	(187)
Personnel	(105)	(128)	(116)	(108)
Other general administrative expenses	(64)	(85)	(81)	(79)
Depreciation and amortisation	(22)	(32)	(30)	(31)

Net operating income	65	158	169	190

Net loan-loss provisions	(94)	(176)	(155)	(146)
Other income	(1)	(0)	(18)	(39)

Profit before taxes	(29)	(19)	(4)	5

Tax on profit	10	12	2	(2)

Profit from continuing operations	(20)	(7)	(2)	3

Net profit from discontinued operations	—	—	—	—

Consolidated profit	(20)	(7)	(2)	3

Minority interests	—	—	—	—

Attributable profit to the Group	(20)	(7)	(2)	3

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09
Balance sheet
Customer loans**	41,466	37,564	34,409	34,605
Trading portfolio (w/o loans)	346	204	203	163
Available-for-sale financial assets	6,531	7,609	9,100	9,568
Due from credit institutions**	284	422	767	496
Intangible assets and property and equipment	590	511	399	391
Other assets	7,920	5,446	2,910	3,568

Total assets/liabilities & shareholders’ equity	57,137	51,756	47,788	48,791

Customer deposits**	38,108	34,934	31,634	30,888
Marketable debt securities**	12,150	10,291	9,740	11,236
Subordinated debt**	1,811	2,517	2,366	2,129
Insurance liabilities	—	—	—	—
Due to credit institutions**	1,864	1,402	516	736
Other liabilities	1,444	1,539	1,386	1,689
Shareholders’ equity***	1,760	1,072	2,146	2,113

Other customer funds under management	589	538	447	327

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	589	538	447	327
Savings-insurance policies	—	—	—	—

Customer funds under management	52,659	48,280	44,187	44,581

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	3.98	4.34	4.82	5.35
NPL coverage	65.85	67.30	68.36	62.45

Sovereign
Million dollars

2009
Income statement
Net interest income	1,614

Net fees	529
Gains (losses) on financial transactions	18
Other operating income*	(126)

Gross income	2,034

Operating expenses	(1,224)
General administrative expenses	(1,065)
Personnel	(636)
Other general administrative expenses	(429)
Depreciation and amortisation	(159)

Net operating income	810

Net loan-loss provisions	(794)
Other income	(80)

Profit before taxes	(65)

Tax on profit	30

Profit from continuing operations	(35)

Net profit from discontinued operations	—

Consolidated profit	(35)

Minority interests	—

Attributable profit to the Group	(35)

*	Including dividends, income from equity-accounted method and other operating income/expenses

31.12.09
Balance sheet
Customer loans**	49,852
Trading portfolio (w/o loans)	235
Available-for-sale financial assets	13,784
Due from credit institutions**	714
Intangible assets and property and equipment	564
Other assets	5,140

Total assets/liabilities & shareholders’ equity	70,289

Customer deposits**	44,497
Marketable debt securities**	16,187
Subordinated debt**	3,068
Insurance liabilities	—
Due to credit institutions**	1,061
Other liabilities	2,433
Shareholders’ equity***	3,043

Other customer funds under management	472

Mutual funds	—
Pension funds	—
Managed portfolios	472
Savings-insurance policies	—

Customer funds under management	64,223

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Sovereign
Million dollars

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09
Income statement
Net interest income	264	414	422	513

Net fees	91	147	147	144
Gains (losses) on financial transactions	(13)	52	25	(47)
Other operating income*	(8)	(70)	(34)	(14)

Gross income	334	544	561	595

Operating expenses	(249)	(332)	(323)	(321)
General administrative expenses	(220)	(289)	(280)	(276)
Personnel	(136)	(174)	(166)	(160)
Other general administrative expenses	(84)	(115)	(115)	(116)
Depreciation and amortisation	(29)	(43)	(42)	(45)

Net operating income	85	212	238	274

Net loan-loss provisions	(122)	(238)	(221)	(214)
Other income	(1)	(0)	(24)	(55)

Profit before taxes	(38)	(26)	(7)	6

Tax on profit	12	16	3	(2)

Profit from continuing operations	(25)	(10)	(4)	4

Net profit from discontinued operations	—	—	—	—

Consolidated profit	(25)	(10)	(4)	4

Minority interests	—	—	—	—

Attributable profit to the Group	(25)	(10)	(4)	4

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09
Balance sheet
Customer loans**	55,183	53,093	50,385	49,852
Trading portfolio (w/o loans)	461	288	298	235
Available-for-sale financial assets	8,691	10,755	13,325	13,784
Due from credit institutions**	378	596	1,124	714
Intangible assets and property and equipment	785	723	584	564
Other assets	10,540	7,697	4,261	5,140

Total assets/liabilities & shareholders’ equity	76,037	73,151	69,976	70,289

Customer deposits**	50,715	49,376	46,321	44,497
Marketable debt securities**	16,169	14,545	14,263	16,187
Subordinated debt**	2,411	3,558	3,465	3,068
Insurance liabilities	—	—	—	—
Due to credit institutions**	2,481	1,982	756	1,061
Other liabilities	1,921	2,175	2,030	2,433
Shareholders’ equity***	2,342	1,515	3,142	3,043

Other customer funds under management	784	760	654	472

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	784	760	654	472
Savings-insurance policies	—	—	—	—

Customer funds under management	70,078	68,239	64,702	64,223

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Retail Banking
Million euros

			Variation
	2009	2008	Amount	%
Income statement
Net interest income	25,942	20,854	5,087	24.4

Net fees	7,524	7,458	66	0.9
Gains (losses) on financial transactions	1,376	883	493	55.8
Other operating income*	(91)	169	(260)	—

Gross income	34,751	29,365	5,386	18.3

Operating expenses	(14,101)	(12,680)	(1,421)	11.2
General administrative expenses	(12,734)	(11,616)	(1,118)	9.6
Personnel	(7,280)	(6,640)	(640)	9.6
Other general administrative expenses	(5,454)	(4,976)	(478)	9.6
Depreciation and amortisation	(1,368)	(1,064)	(304)	28.5

Net operating income	20,649	16,685	3,965	23.8

Net loan-loss provisions	(9,578)	(6,345)	(3,233)	51.0
Other income	(814)	(704)	(110)	15.6

Profit before taxes	10,257	9,636	622	6.5

Tax on profit	(2,413)	(2,150)	(264)	12.3

Profit from continuing operations	7,844	7,486	358	4.8

Net profit from discontinued operations	45	319	(273)	(85.8)

Consolidated profit	7,889	7,805	85	1.1

Minority interests	493	456	37	8.0

Attributable profit to the Group	7,397	7,349	48	0.7

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.09	31.12.08	Amount	%
Business volumes
Total assets	812,027	740,119	71,908	9.7
Customer loans	618,847	557,907	60,940	10.9
Customer deposits	451,044	368,069	82,975	22.5

Retail Banking
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09
Income statement
Net interest income	5,061	5,136	5,359	5,298	6,034	6,507	6,649	6,752

Net fees	1,896	1,869	1,980	1,713	1,776	1,907	1,945	1,896
Gains (losses) on financial transactions	284	298	174	127	362	293	392	329
Other operating income*	30	47	8	85	30	(42)	(32)	(48)

Gross income	7,271	7,351	7,520	7,222	8,201	8,665	8,954	8,930

Operating expenses	(3,118)	(3,127)	(3,269)	(3,166)	(3,379)	(3,523)	(3,552)	(3,647)
General administrative expenses	(2,871)	(2,856)	(2,981)	(2,908)	(3,065)	(3,178)	(3,203)	(3,288)
Personnel	(1,641)	(1,672)	(1,702)	(1,625)	(1,767)	(1,834)	(1,816)	(1,862)
Other general administrative expenses	(1,230)	(1,184)	(1,279)	(1,283)	(1,297)	(1,344)	(1,387)	(1,426)
Depreciation and amortisation	(246)	(270)	(288)	(259)	(315)	(345)	(349)	(359)

Net operating income	4,153	4,224	4,251	4,056	4,822	5,142	5,403	5,282

Net loan-loss provisions	(1,244)	(1,516)	(1,735)	(1,850)	(2,169)	(2,481)	(2,533)	(2,396)
Other income	(147)	(177)	(111)	(269)	(166)	(227)	(229)	(191)

Profit before taxes	2,762	2,531	2,405	1,938	2,487	2,435	2,640	2,695

Tax on profit	(708)	(615)	(493)	(333)	(618)	(535)	(613)	(647)

Profit from continuing operations	2,054	1,916	1,911	1,604	1,869	1,900	2,027	2,048

Net profit from discontinued operations	58	61	56	145	67	(6)	(4)	(11)

Consolidated profit	2,111	1,977	1,967	1,749	1,936	1,894	2,023	2,037

Minority interests	130	133	124	69	95	106	97	195

Attributable profit to the Group	1,981	1,844	1,843	1,680	1,841	1,788	1,926	1,842

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09	31.12.09
Business volumes
Total assets	633,552	656,552	693,831	740,119	807,693	820,673	778,714	812,027
Customer loans	500,276	519,532	527,276	557,907	608,118	620,126	599,146	618,847
Customer deposits	289,828	306,731	344,321	368,069	415,454	429,979	426,592	451,044

Retail Banking Continental Europe
Million euros

			Variation
	2009	2008	Amount	%
Income statement
Net interest income	10,370	8,413	1,958	23.3

Net fees	3,108	3,391	(283)	(8.4)
Gains (losses) on financial transactions	324	412	(88)	(21.3)
Other operating income*	63	220	(158)	(71.6)

Gross income	13,864	12,436	1,429	11.5

Operating expenses	(5,201)	(4,754)	(447)	9.4
General administrative expenses	(4,703)	(4,314)	(389)	9.0
Personnel	(2,915)	(2,738)	(178)	6.5
Other general administrative expenses	(1,788)	(1,576)	(212)	13.4
Depreciation and amortisation	(498)	(440)	(58)	13.2

Net operating income	8,663	7,682	981	12.8

Net loan-loss provisions	(3,146)	(2,336)	(809)	34.6
Other income	(110)	(80)	(30)	38.1

Profit before taxes	5,408	5,266	142	2.7

Tax on profit	(1,431)	(1,355)	(76)	5.6

Profit from continuing operations	3,976	3,911	66	1.7

Net profit from discontinued operations	(45)	(21)	(24)	115.0

Consolidated profit	3,932	3,890	42	1.1

Minority interests	88	108	(20)	(18.9)

Attributable profit to the Group	3,844	3,782	62	1.6

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09
Income statement
Net interest income	2,000	2,032	2,103	2,277	2,580	2,654	2,614	2,522

Net fees	864	860	894	773	779	785	777	766
Gains (losses) on financial transactions	110	133	131	38	110	81	75	58
Other operating income*	33	56	30	101	25	26	(7)	19

Gross income	3,007	3,080	3,159	3,190	3,495	3,547	3,458	3,365

Operating expenses	(1,174)	(1,174)	(1,202)	(1,205)	(1,294)	(1,303)	(1,282)	(1,322)
General administrative expenses	(1,065)	(1,062)	(1,091)	(1,096)	(1,172)	(1,181)	(1,160)	(1,191)
Personnel	(678)	(688)	(696)	(676)	(739)	(732)	(720)	(724)
Other general administrative expenses	(387)	(374)	(396)	(420)	(433)	(449)	(440)	(466)
Depreciation and amortisation	(109)	(112)	(111)	(109)	(122)	(122)	(122)	(132)

Net operating income	1,833	1,907	1,957	1,985	2,201	2,244	2,176	2,043

Net loan-loss provisions	(461)	(551)	(682)	(643)	(771)	(822)	(793)	(759)
Other income	(4)	3	(26)	(53)	9	(11)	(62)	(46)

Profit before taxes	1,369	1,359	1,249	1,289	1,438	1,410	1,322	1,238

Tax on profit	(362)	(360)	(323)	(310)	(373)	(350)	(346)	(362)

Profit from continuing operations	1,006	999	926	979	1,065	1,060	976	876

Net profit from discontinued operations	—	—	—	(21)	(18)	(10)	(5)	(12)

Consolidated profit	1,006	999	926	958	1,047	1,051	970	864

Minority interests	25	26	24	33	25	26	22	14

Attributable profit to the Group	981	974	902	925	1,022	1,024	948	849

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Spain
Million euros

			Variation
	2009	2008	Amount	%
Income statement
Net interest income	6,460	5,627	833	14.8

Net fees	1,948	2,482	(534)	(21.5)
Gains (losses) on financial transactions	321	354	(33)	(9.4)
Other operating income*	25	161	(136)	(84.2)

Gross income	8,754	8,624	130	1.5

Operating expenses	(3,481)	(3,466)	(15)	0.4
General administrative expenses	(3,165)	(3,175)	10	(0.3)
Personnel	(2,074)	(2,104)	30	(1.4)
Other general administrative expenses	(1,091)	(1,071)	(20)	1.9
Depreciation and amortisation	(316)	(290)	(26)	8.9

Net operating income	5,273	5,158	114	2.2

Net loan-loss provisions	(1,301)	(1,215)	(86)	7.1
Other income	(96)	(39)	(57)	148.2

Profit before taxes	3,876	3,905	(29)	(0.8)

Tax on profit	(1,054)	(1,021)	(33)	3.3

Profit from continuing operations	2,822	2,884	(63)	(2.2)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	2,822	2,884	(63)	(2.2)

Minority interests	73	98	(25)	(25.7)

Attributable profit to the Group	2,749	2,786	(37)	(1.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Spain
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09
Income statement
Net interest income	1,362	1,391	1,381	1,493	1,631	1,650	1,617	1,562

Net fees	666	637	631	548	501	498	472	478
Gains (losses) on financial transactions	101	121	98	34	91	93	77	60
Other operating income*	19	47	14	82	2	20	(9)	12

Gross income	2,148	2,195	2,124	2,157	2,225	2,261	2,156	2,112

Operating expenses	(866)	(869)	(863)	(868)	(870)	(868)	(862)	(882)
General administrative expenses	(793)	(795)	(789)	(798)	(792)	(789)	(783)	(801)
Personnel	(530)	(535)	(526)	(513)	(530)	(524)	(519)	(501)
Other general administrative expenses	(263)	(259)	(263)	(285)	(262)	(265)	(265)	(299)
Depreciation and amortisation	(73)	(74)	(74)	(70)	(78)	(79)	(78)	(81)

Net operating income	1,282	1,327	1,260	1,289	1,355	1,393	1,295	1,230

Net loan-loss provisions	(229)	(307)	(395)	(284)	(301)	(346)	(319)	(335)
Other income	2	15	(16)	(39)	(1)	(9)	(50)	(36)

Profit before taxes	1,055	1,035	849	966	1,053	1,038	927	858

Tax on profit	(276)	(279)	(230)	(236)	(283)	(266)	(248)	(257)

Profit from continuing operations	779	756	619	730	770	772	679	601

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	779	756	619	730	770	772	679	601

Minority interests	23	23	22	31	20	22	19	12

Attributable profit to the Group	756	733	597	699	750	750	659	590

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Portugal
Million euros

			Variation
	2009	2008	Amount	%
Income statement
Net interest income	741	712	29	4.1

Net fees	285	297	(13)	(4.2)
Gains (losses) on financial transactions	36	20	17	85.6
Other operating income*	15	20	(4)	(21.4)

Gross income	1,077	1,048	29	2.8

Operating expenses	(507)	(496)	(11)	2.2
General administrative expenses	(437)	(428)	(9)	2.0
Personnel	(299)	(290)	(9)	3.0
Other general administrative expenses	(138)	(139)	0	(0.0)
Depreciation and amortisation	(70)	(68)	(2)	3.2

Net operating income	570	552	18	3.3

Net loan-loss provisions	(91)	(13)	(78)	605.6
Other income	10	(26)	37	—

Profit before taxes	490	513	(23)	(4.5)

Tax on profit	(70)	(75)	5	(6.9)

Profit from continuing operations	419	437	(18)	(4.1)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	419	437	(18)	(4.1)

Minority interests	1	1	(0)	(11.1)

Attributable profit to the Group	418	436	(18)	(4.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Portugal
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09
Income statement
Net interest income	180	173	177	181	195	186	181	178

Net fees	79	76	75	68	72	65	77	72
Gains (losses) on financial transactions	9	2	8	1	0	14	14	9
Other operating income*	5	4	4	7	8	3	(1)	5

Gross income	273	255	263	257	275	268	270	265

Operating expenses	(122)	(124)	(125)	(126)	(121)	(125)	(133)	(127)
General administrative expenses	(106)	(106)	(109)	(108)	(105)	(108)	(116)	(108)
Personnel	(69)	(73)	(73)	(74)	(72)	(74)	(77)	(75)
Other general administrative expenses	(36)	(32)	(36)	(34)	(32)	(35)	(38)	(33)
Depreciation and amortisation	(16)	(18)	(16)	(17)	(16)	(17)	(17)	(19)

Net operating income	151	131	139	131	154	142	137	138

Net loan-loss provisions	1	(7)	1	(8)	(12)	(27)	(19)	(32)
Other income	(4)	(10)	(8)	(4)	(6)	11	(4)	9

Profit before taxes	148	114	131	119	135	126	114	115

Tax on profit	(26)	(11)	(16)	(22)	(23)	(12)	(15)	(21)

Profit from continuing operations	122	103	116	97	112	115	99	94

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	122	103	116	97	112	115	99	94

Minority interests	0	0	0	0	0	0	0	0

Attributable profit to the Group	122	102	115	97	112	114	98	94

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	3.43	3.33	3.27	3.05	2.35	2.15	2.12	1.95

Spread loans	1.47	1.39	1.37	1.48	1.61	1.70	1.72	1.73
Spread deposits	1.96	1.94	1.90	1.57	0.74	0.45	0.40	0.22

Retail Banking United Kingdom
Million euros

			Variation
	2009	2008	Amount	%
Income statement
Net interest income	3,821	2,337	1,484	63.5

Net fees	925	822	103	12.5
Gains (losses) on financial transactions	63	80	(17)	(20.8)
Other operating income*	23	51	(27)	(54.0)

Gross income	4,832	3,289	1,543	46.9

Operating expenses	(2,066)	(1,570)	(497)	31.6
General administrative expenses	(1,840)	(1,420)	(419)	29.5
Personnel	(1,093)	(909)	(184)	20.3
Other general administrative expenses	(747)	(512)	(235)	46.0
Depreciation and amortisation	(227)	(149)	(77)	51.8

Net operating income	2,766	1,720	1,046	60.8

Net loan-loss provisions	(908)	(385)	(523)	135.7
Other income	1	2	(2)	(63.2)

Profit before taxes	1,859	1,337	522	39.0

Tax on profit	(523)	(340)	(183)	53.8

Profit from continuing operations	1,335	997	339	34.0

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,335	997	339	34.0

Minority interests	0	—	0	—

Attributable profit to the Group	1,335	997	339	34.0

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09
Income statement
Net interest income	568	554	596	620	871	972	996	983

Net fees	201	200	213	208	221	231	259	214
Gains (losses) on financial transactions	22	15	15	27	42	(2)	(14)	38
Other operating income*	15	14	15	6	7	6	5	5

Gross income	807	783	838	861	1,141	1,207	1,245	1,239

Operating expenses	(387)	(377)	(392)	(412)	(512)	(530)	(522)	(501)
General administrative expenses	(364)	(333)	(345)	(379)	(461)	(469)	(464)	(445)
Personnel	(218)	(219)	(226)	(245)	(276)	(275)	(273)	(269)
Other general administrative expenses	(145)	(114)	(119)	(134)	(186)	(194)	(190)	(177)
Depreciation and amortisation	(24)	(45)	(48)	(33)	(51)	(61)	(59)	(56)

Net operating income	419	406	446	449	628	677	723	738

Net loan-loss provisions	(72)	(81)	(101)	(131)	(210)	(244)	(231)	(224)
Other income	13	(5)	(2)	(3)	1	0	0	(0)

Profit before taxes	360	319	343	316	419	433	492	514

Tax on profit	(91)	(78)	(89)	(82)	(107)	(111)	(142)	(164)

Profit from continuing operations	268	241	254	234	313	322	350	351

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	268	241	254	234	313	322	350	351

Minority interests	—	—	—	—	—	—	0	0

Attributable profit to the Group	268	241	254	234	313	322	350	351

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	2.00	1.95	2.01	2.02	2.04	2.22	2.25	2.31

Spread loans	0.66	0.70	0.77	0.88	1.13	1.44	1.67	1.82
Spread deposits	1.34	1.25	1.24	1.14	0.91	0.78	0.58	0.49

Retail Banking United Kingdom
Million pound sterling

			Variation
	2009	2008	Amount	%
Income statement
Net interest income	3,401	1,857	1,544	83.2

Net fees	823	653	170	26.1
Gains (losses) on financial transactions	56	63	(7)	(11.2)
Other operating income*	21	40	(19)	(48.4)

Gross income	4,301	2,613	1,688	64.6

Operating expenses	(1,839)	(1,247)	(592)	47.5
General administrative expenses	(1,637)	(1,128)	(509)	45.1
Personnel	(973)	(722)	(251)	34.7
Other general administrative expenses	(665)	(406)	(258)	63.6
Depreciation and amortisation	(202)	(119)	(83)	70.1

Net operating income	2,462	1,366	1,096	80.2

Net loan-loss provisions	(808)	(306)	(502)	164.1
Other income	1	2	(1)	(58.8)

Profit before taxes	1,655	1,062	592	55.8

Tax on profit	(466)	(270)	(195)	72.3

Profit from continuing operations	1,189	792	397	50.1

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,189	792	397	50.1

Minority interests	0	—	0	—

Attributable profit to the Group	1,189	792	397	50.1

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom
Million pound sterling

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09
Income statement
Net interest income	430	439	473	515	791	855	868	888

Net fees	152	158	169	173	200	203	226	194
Gains (losses) on financial transactions	17	12	12	22	38	(3)	(13)	34
Other operating income*	11	11	12	6	6	6	4	5

Gross income	611	621	666	716	1,036	1,061	1,085	1,120

Operating expenses	(293)	(299)	(312)	(343)	(465)	(466)	(454)	(453)
General administrative expenses	(275)	(264)	(274)	(315)	(419)	(412)	(403)	(403)
Personnel	(165)	(173)	(180)	(204)	(250)	(241)	(238)	(243)
Other general administrative expenses	(110)	(91)	(94)	(111)	(169)	(171)	(165)	(160)
Depreciation and amortisation	(18)	(35)	(38)	(28)	(46)	(54)	(51)	(51)

Net operating income	317	322	354	373	571	595	630	666

Net loan-loss provisions	(55)	(64)	(80)	(107)	(190)	(215)	(201)	(202)
Other income	10	(4)	(2)	(2)	1	0	0	(0)

Profit before taxes	272	254	272	264	381	381	429	464

Tax on profit	(69)	(62)	(70)	(69)	(97)	(97)	(125)	(147)

Profit from continuing operations	203	191	202	196	284	283	305	317

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	203	191	202	196	284	283	305	317

Minority interests	—	—	—	—	—	—	0	0

Attributable profit to the Group	203	191	202	196	284	283	305	317

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America
Million euros

			Variation
	2009	2008	Amount	%
Income statement
Net interest income	10,590	10,104	485	4.8

Net fees	3,111	3,245	(134)	(4.1)
Gains (losses) on financial transactions	976	392	584	149.1
Other operating income*	(86)	(102)	16	(15.5)

Gross income	14,591	13,639	952	7.0

Operating expenses	(5,954)	(6,357)	403	(6.3)
General administrative expenses	(5,425)	(5,882)	457	(7.8)
Personnel	(2,815)	(2,994)	179	(6.0)
Other general administrative expenses	(2,610)	(2,888)	278	(9.6)
Depreciation and amortisation	(529)	(475)	(54)	11.3

Net operating income	8,637	7,283	1,355	18.6

Net loan-loss provisions	(4,953)	(3,623)	(1,330)	36.7
Other income	(647)	(627)	(20)	3.2

Profit before taxes	3,037	3,032	5	0.2

Tax on profit	(480)	(454)	(26)	5.8

Profit from continuing operations	2,557	2,578	(21)	(0.8)

Net profit from discontinued operations	90	340	(250)	(73.5)

Consolidated profit	2,647	2,918	(271)	(9.3)

Minority interests	405	348	57	16.4

Attributable profit to the Group	2,242	2,570	(328)	(12.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09
Income statement
Net interest income	2,493	2,550	2,660	2,401	2,379	2,574	2,743	2,894

Net fees	831	810	873	731	707	781	805	818
Gains (losses) on financial transactions	151	150	28	62	219	175	314	268
Other operating income*	(17)	(23)	(38)	(23)	5	(22)	(7)	(62)

Gross income	3,458	3,488	3,523	3,171	3,309	3,509	3,855	3,918

Operating expenses	(1,557)	(1,576)	(1,675)	(1,549)	(1,381)	(1,445)	(1,521)	(1,606)
General administrative expenses	(1,443)	(1,462)	(1,545)	(1,433)	(1,262)	(1,315)	(1,383)	(1,465)
Personnel	(745)	(765)	(780)	(704)	(648)	(699)	(707)	(761)
Other general administrative expenses	(698)	(696)	(765)	(729)	(614)	(616)	(676)	(704)
Depreciation and amortisation	(114)	(114)	(130)	(117)	(119)	(131)	(138)	(141)

Net operating income	1,901	1,912	1,848	1,622	1,928	2,064	2,334	2,312

Net loan-loss provisions	(711)	(884)	(952)	(1,077)	(1,094)	(1,238)	(1,354)	(1,267)
Other income	(156)	(175)	(83)	(213)	(175)	(215)	(149)	(107)

Profit before taxes	1,034	853	813	333	659	611	830	938

Tax on profit	(255)	(177)	(82)	59	(147)	(86)	(127)	(120)

Profit from continuing operations	779	676	732	392	511	525	703	818

Net profit from discontinued operations	58	61	56	166	84	3	1	1

Consolidated profit	837	736	787	558	596	528	705	819

Minority interests	105	107	100	36	70	80	75	180

Attributable profit to the Group	732	629	687	522	525	448	630	639

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America
Million dollars

			Variation
	2009	2008	Amount	%
Income statement
Net interest income	14,726	14,792	(66)	(0.4)

Net fees	4,326	4,750	(424)	(8.9)
Gains (losses) on financial transactions	1,358	574	784	136.6
Other operating income*	(120)	(149)	29	(19.7)

Gross income	20,290	19,967	323	1.6

Operating expenses	(8,279)	(9,306)	1,027	(11.0)
General administrative expenses	(7,544)	(8,611)	1,067	(12.4)
Personnel	(3,914)	(4,383)	469	(10.7)
Other general administrative expenses	(3,630)	(4,228)	598	(14.1)
Depreciation and amortisation	(735)	(695)	(40)	5.7

Net operating income	12,011	10,661	1,350	12.7

Net loan-loss provisions	(6,888)	(5,304)	(1,584)	29.9
Other income	(899)	(918)	18	(2.0)

Profit before taxes	4,224	4,439	(215)	(4.9)

Tax on profit	(668)	(665)	(3)	0.5

Profit from continuing operations	3,556	3,774	(219)	(5.8)

Net profit from discontinued operations	125	497	(372)	(74.8)

Consolidated profit	3,681	4,272	(590)	(13.8)

Minority interests	563	509	54	10.6

Attributable profit to the Group	3,118	3,763	(644)	(17.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America
Million dollars

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09
Income statement
Net interest income	3,731	3,980	3,997	3,083	3,098	3,498	3,901	4,230

Net fees	1,244	1,265	1,312	929	920	1,061	1,146	1,199
Gains (losses) on financial transactions	227	235	40	72	285	239	441	392
Other operating income*	(26)	(36)	(58)	(29)	6	(29)	(10)	(87)

Gross income	5,175	5,444	5,292	4,055	4,309	4,769	5,478	5,734

Operating expenses	(2,330)	(2,460)	(2,518)	(1,998)	(1,799)	(1,965)	(2,166)	(2,350)
General administrative expenses	(2,159)	(2,282)	(2,322)	(1,848)	(1,644)	(1,787)	(1,969)	(2,143)
Personnel	(1,115)	(1,195)	(1,172)	(901)	(844)	(950)	(1,007)	(1,113)
Other general administrative expenses	(1,044)	(1,087)	(1,150)	(946)	(799)	(838)	(962)	(1,031)
Depreciation and amortisation	(171)	(178)	(196)	(151)	(155)	(178)	(196)	(206)

Net operating income	2,845	2,985	2,774	2,057	2,510	2,804	3,312	3,384

Net loan-loss provisions	(1,064)	(1,375)	(1,433)	(1,433)	(1,424)	(1,680)	(1,923)	(1,861)
Other income	(234)	(273)	(123)	(288)	(228)	(291)	(216)	(163)

Profit before taxes	1,547	1,337	1,219	336	858	833	1,173	1,360

Tax on profit	(381)	(279)	(120)	115	(192)	(119)	(181)	(176)

Profit from continuing operations	1,166	1,058	1,099	451	666	713	993	1,184

Net profit from discontinued operations	86	95	84	233	110	7	5	3

Consolidated profit	1,253	1,153	1,182	684	776	720	997	1,188

Minority interests	157	167	150	35	91	108	107	257

Attributable profit to the Group	1,096	986	1,032	649	684	612	891	931

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million euros

			Variation
	2009	2008	Amount	%
Income statement
Net interest income	7,361	6,550	811	12.4

Net fees	1,940	1,947	(7)	(0.4)
Gains (losses) on financial transactions	579	58	521	901.2
Other operating income*	(46)	(44)	(2)	4.5

Gross income	9,834	8,511	1,323	15.5

Operating expenses	(3,998)	(4,236)	239	(5.6)
General administrative expenses	(3,665)	(3,949)	283	(7.2)
Personnel	(1,824)	(1,924)	100	(5.2)
Other general administrative expenses	(1,841)	(2,025)	183	(9.1)
Depreciation and amortisation	(332)	(288)	(45)	15.5

Net operating income	5,837	4,275	1,562	36.5

Net loan-loss provisions	(3,529)	(2,143)	(1,386)	64.7
Other income	(631)	(589)	(42)	7.2

Profit before taxes	1,677	1,543	133	8.6

Tax on profit	(348)	(347)	(1)	0.4

Profit from continuing operations	1,328	1,196	132	11.0

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,328	1,196	132	11.0

Minority interests	109	37	72	194.9

Attributable profit to the Group	1,219	1,159	60	5.1

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09
Income statement
Net interest income	1,654	1,682	1,716	1,498	1,577	1,754	1,946	2,084

Net fees	511	476	545	416	419	482	516	524
Gains (losses) on financial transactions	44	24	(12)	2	103	38	253	184
Other operating income*	0	(13)	(15)	(16)	21	(12)	(0)	(54)

Gross income	2,209	2,168	2,234	1,900	2,119	2,262	2,716	2,738

Operating expenses	(1,049)	(1,063)	(1,137)	(988)	(889)	(963)	(1,028)	(1,116)
General administrative expenses	(979)	(992)	(1,056)	(922)	(815)	(880)	(941)	(1,029)
Personnel	(480)	(490)	(514)	(439)	(403)	(449)	(461)	(511)
Other general administrative expenses	(499)	(502)	(542)	(482)	(412)	(431)	(480)	(518)
Depreciation and amortisation	(70)	(71)	(81)	(67)	(74)	(83)	(88)	(87)

Net operating income	1,160	1,106	1,097	911	1,230	1,298	1,687	1,621

Net loan-loss provisions	(431)	(521)	(573)	(618)	(675)	(823)	(1,035)	(995)
Other income	(163)	(176)	(101)	(149)	(166)	(209)	(141)	(115)

Profit before taxes	567	409	423	144	388	266	510	512

Tax on profit	(202)	(107)	(109)	70	(118)	(38)	(75)	(117)

Profit from continuing operations	365	303	314	214	270	228	435	395

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	365	303	314	214	270	228	435	395

Minority interests	12	11	10	5	3	7	6	94

Attributable profit to the Group	353	292	304	209	267	221	430	301

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	16.76	16.44	16.29	16.87	17.01	17.43	16.68	16.02

Spread loans	15.51	15.20	15.00	15.59	15.94	16.39	15.81	15.12
Spread deposits	1.25	1.24	1.29	1.28	1.07	1.04	0.87	0.90

Retail Banking Brazil
Million dollars

			Variation
	2009	2008	Amount	%
Income statement
Net interest income	10,237	9,589	648	6.8

Net fees	2,698	2,851	(152)	(5.3)
Gains (losses) on financial transactions	804	85	720	851.0
Other operating income*	(64)	(65)	1	(0.8)

Gross income	13,675	12,460	1,216	9.8

Operating expenses	(5,559)	(6,202)	643	(10.4)
General administrative expenses	(5,097)	(5,780)	684	(11.8)
Personnel	(2,536)	(2,816)	280	(9.9)
Other general administrative expenses	(2,561)	(2,964)	404	(13.6)
Depreciation and amortisation	(462)	(421)	(41)	9.7

Net operating income	8,116	6,258	1,858	29.7

Net loan-loss provisions	(4,907)	(3,137)	(1,771)	56.5
Other income	(877)	(862)	(16)	1.8

Profit before taxes	2,331	2,259	72	3.2

Tax on profit	(484)	(508)	24	(4.7)

Profit from continuing operations	1,847	1,751	96	5.5

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,847	1,751	96	5.5

Minority interests	152	54	98	180.1

Attributable profit to the Group	1,695	1,697	(2)	(0.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million dollars

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09
Income statement
Net interest income	2,475	2,626	2,579	1,909	2,053	2,382	2,762	3,039

Net fees	765	744	819	523	545	654	733	766
Gains (losses) on financial transactions	66	38	(19)	(0)	134	54	350	267
Other operating income*	0	(21)	(23)	(22)	27	(16)	(0)	(75)

Gross income	3,306	3,387	3,356	2,410	2,759	3,074	3,845	3,997

Operating expenses	(1,569)	(1,659)	(1,709)	(1,265)	(1,158)	(1,309)	(1,463)	(1,630)
General administrative expenses	(1,465)	(1,549)	(1,587)	(1,179)	(1,061)	(1,196)	(1,338)	(1,502)
Personnel	(718)	(765)	(773)	(560)	(525)	(610)	(656)	(746)
Other general administrative expenses	(746)	(784)	(814)	(620)	(536)	(586)	(682)	(756)
Depreciation and amortisation	(105)	(110)	(121)	(85)	(97)	(113)	(124)	(128)

Net operating income	1,737	1,728	1,648	1,145	1,601	1,765	2,383	2,368

Net loan-loss provisions	(645)	(810)	(863)	(819)	(879)	(1,116)	(1,461)	(1,451)
Other income	(244)	(274)	(151)	(193)	(216)	(283)	(205)	(173)

Profit before taxes	848	644	634	133	506	366	717	743

Tax on profit	(302)	(169)	(163)	126	(154)	(55)	(107)	(168)

Profit from continuing operations	546	475	471	259	351	311	610	574

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	546	475	471	259	351	311	610	574

Minority interests	17	16	15	5	3	10	8	131

Attributable profit to the Group	529	458	456	253	348	301	602	444

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million brazilian real

			Variation
	2009	2008	Amount	%
Income statement
Net interest income	20,300	17,405	2,895	16.6

Net fees	5,351	5,174	177	3.4
Gains (losses) on financial transactions	1,595	154	1,442	939.1
Other operating income*	(127)	(117)	(10)	8.4

Gross income	27,119	22,615	4,504	19.9

Operating expenses	(11,024)	(11,256)	233	(2.1)
General administrative expenses	(10,107)	(10,492)	384	(3.7)
Personnel	(5,029)	(5,112)	82	(1.6)
Other general administrative expenses	(5,078)	(5,380)	302	(5.6)
Depreciation and amortisation	(916)	(765)	(152)	19.9

Net operating income	16,095	11,359	4,737	41.7

Net loan-loss provisions	(9,732)	(5,693)	(4,038)	70.9
Other income	(1,740)	(1,564)	(176)	11.2

Profit before taxes	4,623	4,101	522	12.7

Tax on profit	(961)	(922)	(38)	4.2

Profit from continuing operations	3,663	3,179	484	15.2

Net profit from discontinued operations	—	—	—	—

Consolidated profit	3,663	3,179	484	15.2

Minority interests	302	99	203	206.0

Attributable profit to the Group	3,361	3,080	281	9.1

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million brazilian real

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09
Income statement
Net interest income	4,302	4,352	4,280	4,471	4,758	4,957	5,201	5,384

Net fees	1,329	1,230	1,361	1,253	1,264	1,362	1,377	1,347
Gains (losses) on financial transactions	115	62	(34)	11	310	100	704	481
Other operating income*	1	(35)	(38)	(46)	62	(38)	(2)	(149)

Gross income	5,747	5,609	5,569	5,690	6,394	6,382	7,280	7,063

Operating expenses	(2,728)	(2,749)	(2,838)	(2,942)	(2,684)	(2,720)	(2,740)	(2,881)
General administrative expenses	(2,546)	(2,567)	(2,636)	(2,743)	(2,459)	(2,484)	(2,506)	(2,658)
Personnel	(1,249)	(1,268)	(1,284)	(1,312)	(1,216)	(1,268)	(1,226)	(1,319)
Other general administrative expenses	(1,297)	(1,299)	(1,352)	(1,432)	(1,243)	(1,216)	(1,281)	(1,339)
Depreciation and amortisation	(182)	(182)	(202)	(198)	(225)	(235)	(233)	(223)

Net operating income	3,019	2,860	2,732	2,748	3,711	3,662	4,540	4,182

Net loan-loss provisions	(1,121)	(1,347)	(1,435)	(1,790)	(2,038)	(2,333)	(2,791)	(2,570)
Other income	(424)	(455)	(248)	(438)	(501)	(592)	(366)	(281)

Profit before taxes	1,475	1,058	1,049	520	1,172	737	1,383	1,331

Tax on profit	(525)	(275)	(268)	145	(357)	(100)	(198)	(306)

Profit from continuing operations	950	783	781	665	814	637	1,186	1,026

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	950	783	781	665	814	637	1,186	1,026

Minority interests	30	27	25	16	8	21	15	258

Attributable profit to the Group	919	756	756	649	807	616	1,170	768

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million euros

			Variation
	2009	2008	Amount	%
Income statement
Net interest income	1,325	1,660	(335)	(20.2)

Net fees	416	515	(99)	(19.2)
Gains (losses) on financial transactions	169	244	(76)	(30.9)
Other operating income*	(34)	(56)	23	(40.1)

Gross income	1,876	2,363	(487)	(20.6)

Operating expenses	(709)	(861)	152	(17.7)
General administrative expenses	(630)	(775)	145	(18.7)
Personnel	(335)	(396)	61	(15.3)
Other general administrative expenses	(295)	(379)	84	(22.2)
Depreciation and amortisation	(79)	(86)	8	(8.8)

Net operating income	1,168	1,502	(335)	(22.3)

Net loan-loss provisions	(768)	(866)	99	(11.4)
Other income	(26)	(5)	(21)	466.3

Profit before taxes	374	631	(257)	(40.7)

Tax on profit	8	(24)	32	—

Profit from continuing operations	382	607	(225)	(37.1)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	382	607	(225)	(37.1)

Minority interests	153	174	(21)	(12.2)

Attributable profit to the Group	229	433	(204)	(47.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09
Income statement
Net interest income	392	404	440	423	354	326	325	320

Net fees	128	138	134	116	100	111	105	101
Gains (losses) on financial transactions	78	116	31	19	38	75	28	28
Other operating income*	(12)	(11)	(14)	(19)	(13)	(8)	(7)	(6)

Gross income	586	648	590	539	479	505	450	442

Operating expenses	(204)	(196)	(226)	(235)	(180)	(176)	(177)	(176)
General administrative expenses	(183)	(176)	(204)	(212)	(162)	(154)	(157)	(156)
Personnel	(98)	(98)	(102)	(97)	(83)	(87)	(82)	(83)
Other general administrative expenses	(85)	(78)	(101)	(115)	(79)	(68)	(75)	(73)
Depreciation and amortisation	(20)	(20)	(23)	(23)	(18)	(21)	(20)	(20)

Net operating income	382	452	364	304	300	329	273	266

Net loan-loss provisions	(140)	(209)	(244)	(274)	(215)	(229)	(172)	(151)
Other income	(8)	(5)	24	(16)	(4)	(9)	(11)	(2)

Profit before taxes	235	237	145	14	80	92	90	113

Tax on profit	(31)	(51)	49	9	(4)	(11)	(10)	33

Profit from continuing operations	204	186	193	23	77	80	79	146

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	204	186	193	23	77	80	79	146

Minority interests	61	61	48	4	35	40	35	42

Attributable profit to the Group	143	126	145	19	41	40	44	104

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	14.71	14.90	14.70	14.27	14.19	13.35	12.49	12.28

Spread loans	11.19	11.44	10.99	10.69	10.83	10.77	10.40	10.21
Spread deposits	3.52	3.46	3.71	3.58	3.36	2.58	2.09	2.07

Retail Banking Mexico
Million dollars

			Variation
	2009	2008	Amount	%
Income statement
Net interest income	1,842	2,430	(587)	(24.2)

Net fees	579	754	(175)	(23.2)
Gains (losses) on financial transactions	235	358	(123)	(34.4)
Other operating income*	(47)	(82)	35	(43.1)

Gross income	2,609	3,460	(850)	(24.6)

Operating expenses	(985)	(1,260)	275	(21.8)
General administrative expenses	(876)	(1,134)	258	(22.8)
Personnel	(466)	(580)	113	(19.6)
Other general administrative expenses	(410)	(554)	145	(26.1)
Depreciation and amortisation	(110)	(127)	17	(13.4)

Net operating income	1,624	2,199	(575)	(26.2)

Net loan-loss provisions	(1,068)	(1,268)	201	(15.8)
Other income	(36)	(7)	(29)	438.0

Profit before taxes	520	924	(404)	(43.7)

Tax on profit	11	(36)	46	—

Profit from continuing operations	531	888	(357)	(40.2)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	531	888	(357)	(40.2)

Minority interests	212	255	(42)	(16.6)

Attributable profit to the Group	319	634	(315)	(49.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million dollars

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09
Income statement
Net interest income	587	631	662	550	461	445	465	472

Net fees	191	215	201	147	130	151	150	148
Gains (losses) on financial transactions	117	180	45	15	49	101	42	42
Other operating income*	(18)	(17)	(22)	(26)	(17)	(11)	(10)	(9)

Gross income	877	1,009	886	687	624	686	646	653

Operating expenses	(305)	(306)	(340)	(309)	(234)	(239)	(253)	(259)
General administrative expenses	(274)	(275)	(306)	(279)	(211)	(210)	(225)	(230)
Personnel	(147)	(153)	(154)	(126)	(108)	(118)	(118)	(122)
Other general administrative expenses	(127)	(122)	(152)	(153)	(102)	(92)	(107)	(108)
Depreciation and amortisation	(31)	(32)	(34)	(30)	(23)	(29)	(28)	(29)

Net operating income	572	703	546	378	390	447	392	394

Net loan-loss provisions	(209)	(325)	(367)	(367)	(280)	(311)	(250)	(227)
Other income	(12)	(7)	37	(24)	(6)	(12)	(15)	(3)

Profit before taxes	352	371	216	(14)	104	124	128	164

Tax on profit	(46)	(79)	74	15	(5)	(15)	(15)	45

Profit from continuing operations	305	292	290	1	100	109	113	209

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	305	292	290	1	100	109	113	209

Minority interests	92	95	72	(3)	46	55	51	61

Attributable profit to the Group	214	197	218	4	53	55	63	148

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million new mexican peso

			Variation
	2009	2008	Amount	%
Income statement
Net interest income	24,875	26,987	(2,113)	(7.8)

Net fees	7,820	8,379	(559)	(6.7)
Gains (losses) on financial transactions	3,169	3,974	(805)	(20.3)
Other operating income*	(633)	(914)	282	(30.8)

Gross income	35,231	38,427	(3,196)	(8.3)

Operating expenses	(13,306)	(14,000)	694	(5.0)
General administrative expenses	(11,826)	(12,594)	768	(6.1)
Personnel	(6,294)	(6,438)	144	(2.2)
Other general administrative expenses	(5,532)	(6,156)	624	(10.1)
Depreciation and amortisation	(1,480)	(1,406)	(74)	5.3

Net operating income	21,925	24,427	(2,502)	(10.2)

Net loan-loss provisions	(14,418)	(14,089)	(329)	2.3
Other income	(481)	(73)	(407)	554.0

Profit before taxes	7,027	10,264	(3,238)	(31.5)

Tax on profit	144	(398)	541	—

Profit from continuing operations	7,170	9,867	(2,696)	(27.3)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	7,170	9,867	(2,696)	(27.3)

Minority interests	2,868	2,829	39	1.4

Attributable profit to the Group	4,302	7,037	(2,735)	(38.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million new mexican peso

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09
Income statement
Net interest income	6,346	6,585	6,832	7,224	6,636	5,907	6,161	6,171

Net fees	2,064	2,250	2,072	1,993	1,875	2,017	1,985	1,942
Gains (losses) on financial transactions	1,266	1,893	444	372	712	1,374	541	541
Other operating income*	(192)	(178)	(224)	(320)	(240)	(141)	(137)	(115)

Gross income	9,484	10,549	9,125	9,270	8,984	9,157	8,550	8,539

Operating expenses	(3,295)	(3,196)	(3,516)	(3,993)	(3,368)	(3,181)	(3,364)	(3,392)
General administrative expenses	(2,965)	(2,863)	(3,164)	(3,602)	(3,032)	(2,798)	(2,986)	(3,010)
Personnel	(1,592)	(1,594)	(1,587)	(1,664)	(1,558)	(1,577)	(1,560)	(1,600)
Other general administrative expenses	(1,373)	(1,268)	(1,577)	(1,938)	(1,474)	(1,221)	(1,426)	(1,411)
Depreciation and amortisation	(330)	(333)	(352)	(391)	(337)	(383)	(378)	(382)

Net operating income	6,188	7,353	5,609	5,277	5,616	5,976	5,186	5,148

Net loan-loss provisions	(2,260)	(3,407)	(3,808)	(4,613)	(4,034)	(4,150)	(3,288)	(2,946)
Other income	(127)	(77)	392	(261)	(79)	(162)	(200)	(39)

Profit before taxes	3,801	3,869	2,192	402	1,502	1,664	1,698	2,163

Tax on profit	(499)	(831)	796	136	(68)	(206)	(196)	613

Profit from continuing operations	3,302	3,038	2,988	538	1,435	1,457	1,502	2,776

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	3,302	3,038	2,988	538	1,435	1,457	1,502	2,776

Minority interests	991	986	733	119	665	730	670	803

Attributable profit to the Group	2,312	2,052	2,255	419	769	727	832	1,974

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million euros

			Variation
	2009	2008	Amount	%
Income statement
Net interest income	1,074	1,143	(69)	(6.0)

Net fees	297	294	4	1.3
Gains (losses) on financial transactions	107	48	60	125.4
Other operating income*	(5)	(11)	6	(57.7)

Gross income	1,474	1,473	1	0.1

Operating expenses	(525)	(527)	2	(0.5)
General administrative expenses	(463)	(475)	12	(2.6)
Personnel	(281)	(292)	11	(3.7)
Other general administrative expenses	(182)	(183)	2	(0.8)
Depreciation and amortisation	(62)	(52)	(10)	19.0

Net operating income	949	946	4	0.4

Net loan-loss provisions	(417)	(356)	(61)	17.1
Other income	31	(17)	48	—

Profit before taxes	564	572	(9)	(1.5)

Tax on profit	(73)	(68)	(5)	7.0

Profit from continuing operations	491	504	(14)	(2.7)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	491	504	(14)	(2.7)

Minority interests	133	125	8	6.4

Attributable profit to the Group	358	379	(22)	(5.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09
Income statement
Net interest income	274	287	311	271	233	285	269	287

Net fees	78	75	72	68	73	74	75	76
Gains (losses) on financial transactions	13	(1)	3	33	45	26	19	17
Other operating income*	(5)	0	(12)	5	(1)	1	(1)	(4)

Gross income	360	362	374	377	350	386	362	376

Operating expenses	(135)	(141)	(132)	(119)	(127)	(134)	(132)	(132)
General administrative expenses	(121)	(129)	(120)	(106)	(112)	(118)	(116)	(117)
Personnel	(74)	(81)	(73)	(64)	(68)	(72)	(70)	(71)
Other general administrative expenses	(47)	(48)	(47)	(41)	(44)	(47)	(46)	(45)
Depreciation and amortisation	(14)	(13)	(12)	(13)	(14)	(16)	(16)	(16)

Net operating income	225	221	242	259	224	252	230	244

Net loan-loss provisions	(75)	(95)	(85)	(100)	(128)	(118)	(94)	(76)
Other income	11	2	(3)	(27)	7	3	2	19

Profit before taxes	160	128	153	131	103	136	139	186

Tax on profit	(17)	(13)	(20)	(18)	(17)	(19)	(20)	(17)

Profit from continuing operations	143	114	134	113	85	118	119	169

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	143	114	134	113	85	118	119	169

Minority interests	30	32	40	23	28	30	31	44

Attributable profit to the Group	113	82	94	90	57	87	88	125

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	8.40	8.61	8.69	8.51	7.92	7.81	7.48	7.38

Spread loans	5.33	5.45	5.24	5.35	5.90	5.89	5.61	5.26
Spread deposits	3.07	3.16	3.45	3.16	2.02	1.92	1.87	2.12

Retail Banking Chile
Million dollars

			Variation
	2009	2008	Amount	%
Income statement
Net interest income	1,494	1,673	(179)	(10.7)

Net fees	413	430	(16)	(3.8)
Gains (losses) on financial transactions	149	70	79	114.1
Other operating income*	(7)	(16)	10	(59.8)

Gross income	2,050	2,156	(106)	(4.9)

Operating expenses	(730)	(772)	42	(5.4)
General administrative expenses	(644)	(696)	52	(7.5)
Personnel	(391)	(428)	36	(8.5)
Other general administrative expenses	(253)	(268)	16	(5.8)
Depreciation and amortisation	(86)	(76)	(10)	13.0

Net operating income	1,320	1,384	(64)	(4.6)

Net loan-loss provisions	(579)	(521)	(58)	11.2
Other income	43	(25)	68	—

Profit before taxes	784	838	(54)	(6.5)

Tax on profit	(101)	(100)	(2)	1.6

Profit from continuing operations	683	738	(56)	(7.6)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	683	738	(56)	(7.6)

Minority interests	185	183	2	1.1

Attributable profit to the Group	497	555	(58)	(10.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million dollars

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09
Income statement
Net interest income	409	448	468	348	303	387	384	420

Net fees	117	118	108	87	95	101	107	111
Gains (losses) on financial transactions	19	(1)	4	48	59	36	28	27
Other operating income*	(7)	1	(18)	8	(1)	1	(2)	(5)

Gross income	538	565	562	491	456	524	517	553

Operating expenses	(202)	(220)	(199)	(151)	(165)	(182)	(188)	(195)
General administrative expenses	(181)	(200)	(180)	(134)	(146)	(161)	(165)	(171)
Personnel	(111)	(126)	(109)	(82)	(89)	(98)	(100)	(105)
Other general administrative expenses	(70)	(74)	(71)	(53)	(58)	(63)	(65)	(67)
Depreciation and amortisation	(21)	(20)	(18)	(17)	(19)	(21)	(23)	(23)

Net operating income	336	345	363	340	291	342	329	358

Net loan-loss provisions	(113)	(148)	(128)	(132)	(167)	(161)	(136)	(115)
Other income	16	4	(5)	(40)	9	4	3	26

Profit before taxes	240	200	231	167	134	185	197	269

Tax on profit	(25)	(21)	(30)	(24)	(23)	(25)	(28)	(25)

Profit from continuing operations	215	180	201	144	111	159	169	244

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	215	180	201	144	111	159	169	244

Minority interests	45	51	60	27	37	41	44	63

Attributable profit to the Group	169	129	141	116	74	118	125	181

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million chilean peso

			Variation
	2009	2008	Amount	%
Income statement
Net interest income	832,980	865,644	(32,664)	(3.8)

Net fees	230,495	222,277	8,218	3.7
Gains (losses) on financial transactions	83,115	36,017	47,098	130.8
Other operating income*	(3,669)	(8,473)	4,804	(56.7)

Gross income	1,142,920	1,115,465	27,456	2.5

Operating expenses	(406,860)	(399,260)	(7,600)	1.9
General administrative expenses	(359,111)	(360,067)	956	(0.3)
Personnel	(218,218)	(221,302)	3,084	(1.4)
Other general administrative expenses	(140,893)	(138,765)	(2,127)	1.5
Depreciation and amortisation	(47,749)	(39,193)	(8,556)	21.8

Net operating income	736,061	716,205	19,856	2.8

Net loan-loss provisions	(322,966)	(269,508)	(53,459)	19.8
Other income	23,939	(13,148)	37,087	—

Profit before taxes	437,033	433,549	3,484	0.8

Tax on profit	(56,532)	(51,627)	(4,905)	9.5

Profit from continuing operations	380,501	381,922	(1,421)	(0.4)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	380,501	381,922	(1,421)	(0.4)

Minority interests	103,238	94,755	8,483	9.0

Attributable profit to the Group	277,263	287,168	(9,905)	(3.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million chilean peso

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09
Income statement
Net interest income	189,511	209,774	239,510	226,849	183,416	220,111	209,943	219,510

Net fees	54,123	55,151	55,940	57,063	57,170	56,975	58,653	57,696
Gains (losses) on financial transactions	8,767	(550)	2,084	25,715	35,780	19,685	14,531	13,120
Other operating income*	(3,207)	244	(8,589)	3,079	(475)	636	(966)	(2,865)

Gross income	249,194	264,620	288,945	312,705	275,891	297,407	282,161	287,462

Operating expenses	(93,497)	(103,203)	(102,663)	(99,896)	(99,677)	(103,344)	(102,708)	(101,131)
General administrative expenses	(83,834)	(93,864)	(93,143)	(89,227)	(88,451)	(91,309)	(90,325)	(89,026)
Personnel	(51,328)	(59,050)	(56,536)	(54,388)	(53,636)	(55,435)	(54,695)	(54,452)
Other general administrative expenses	(32,506)	(34,814)	(36,607)	(34,839)	(34,815)	(35,873)	(35,630)	(34,575)
Depreciation and amortisation	(9,664)	(9,339)	(9,520)	(10,669)	(11,226)	(12,035)	(12,383)	(12,104)

Net operating income	155,696	161,417	186,282	212,810	176,214	194,063	179,453	186,331

Net loan-loss provisions	(52,156)	(69,217)	(66,007)	(82,127)	(101,112)	(90,704)	(73,214)	(57,936)
Other income	7,448	1,769	(1,997)	(20,368)	5,713	1,947	1,806	14,473

Profit before taxes	110,988	93,969	118,277	110,314	80,815	105,306	108,044	142,868

Tax on profit	(11,703)	(9,747)	(15,100)	(15,076)	(13,642)	(14,427)	(15,413)	(13,050)

Profit from continuing operations	99,285	84,222	103,178	95,238	67,173	90,879	92,632	129,818

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	99,285	84,222	103,178	95,238	67,173	90,879	92,632	129,818

Minority interests	21,048	23,732	30,335	19,640	22,411	23,254	24,036	33,537

Attributable profit to the Group	78,237	60,490	72,843	75,598	44,762	67,624	68,595	96,281

*	Including dividends, income from equity-accounted method and other operating income/expenses

Global Wholesale Banking
Million euros

			Variation
	2009	2008	Amount	%
Income statement
Net interest income	2,367	2,041	325	15.9

Net fees	1,131	970	161	16.6
Gains (losses) on financial transactions	1,382	1,075	307	28.5
Other operating income*	174	108	66	60.8

Gross income	5,053	4,194	859	20.5

Operating expenses	(1,203)	(1,295)	92	(7.1)
General administrative expenses	(1,117)	(1,186)	69	(5.8)
Personnel	(725)	(765)	40	(5.3)
Other general administrative expenses	(392)	(421)	28	(6.7)
Depreciation and amortisation	(86)	(109)	23	(21.3)

Net operating income	3,850	2,899	951	32.8

Net loan-loss provisions	37	(288)	325	—
Other income	3	(23)	26	—

Profit before taxes	3,890	2,588	1,302	50.3

Tax on profit	(1,125)	(848)	(276)	32.5

Profit from continuing operations	2,765	1,740	1,026	59.0

Net profit from discontinued operations	—	0	(0)	(100.0)

Consolidated profit	2,765	1,740	1,026	59.0

Minority interests	0	(2)	2	—

Attributable profit to the Group	2,765	1,741	1,023	58.8

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.09	31.12.08	Amount	%
Business volumes
Total assets	253,756	241,735	12,021	5.0
Customer loans	62,808	65,926	(3,118)	(4.7)
Customer deposits	52,211	48,757	3,454	7.1

Global Wholesale Banking
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09
Income statement
Net interest income	372	479	616	575	596	642	603	525

Net fees	255	233	219	262	264	354	254	259
Gains (losses) on financial transactions	313	155	184	424	382	383	380	236
Other operating income*	14	67	22	5	21	51	38	63

Gross income	954	933	1,041	1,266	1,264	1,430	1,275	1,083

Operating expenses	(325)	(328)	(327)	(315)	(290)	(278)	(292)	(343)
General administrative expenses	(299)	(301)	(299)	(287)	(266)	(262)	(268)	(321)
Personnel	(192)	(195)	(196)	(183)	(170)	(161)	(178)	(216)
Other general administrative expenses	(107)	(106)	(104)	(104)	(97)	(101)	(90)	(105)
Depreciation and amortisation	(26)	(27)	(27)	(28)	(24)	(16)	(24)	(22)

Net operating income	628	605	715	951	975	1,152	983	740

Net loan-loss provisions	(34)	(16)	(47)	(190)	(42)	54	(3)	27
Other income	(3)	(20)	(12)	12	(6)	(7)	(12)	27

Profit before taxes	591	569	655	773	927	1,200	969	794

Tax on profit	(198)	(191)	(219)	(241)	(290)	(320)	(292)	(223)

Profit from continuing operations	393	378	436	532	637	880	677	571

Net profit from discontinued operations	0	—	—	—	—	—	—	—

Consolidated profit	393	378	436	532	637	880	677	571

Minority interests	(2)	(0)	1	(1)	3	1	5	(8)

Attributable profit to the Group	394	379	435	533	634	879	672	579

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09	31.12.09
Business volumes
Total assets	223,165	249,414	218,918	241,735	259,965	264,346	253,294	253,756
Customer loans	75,240	76,303	70,920	65,926	76,414	72,289	68,675	62,808
Customer deposits	67,286	64,771	57,094	48,757	58,397	52,135	43,115	52,211

Asset Management and Insurance
Million euros

			Variation
	2009	2008	Amount	%
Income statement
Net interest income	201	207	(6)	(3.1)

Net fees	431	533	(102)	(19.2)
Gains (losses) on financial transactions	34	26	8	32.1
Other operating income*	339	292	46	15.8

Gross income	1,004	1,059	(54)	(5.1)

Operating expenses	(307)	(341)	34	(10.1)
General administrative expenses	(278)	(322)	44	(13.7)
Personnel	(138)	(152)	15	(9.5)
Other general administrative expenses	(140)	(170)	30	(17.4)
Depreciation and amortisation	(29)	(19)	(10)	51.1

Net operating income	697	718	(20)	(2.8)

Net loan-loss provisions	8	2	6	331.8
Other income	(54)	(18)	(36)	197.6

Profit before taxes	651	701	(50)	(7.1)

Tax on profit	(219)	(208)	(11)	5.5

Profit from continuing operations	432	493	(61)	(12.4)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	432	493	(61)	(12.4)

Minority interests	28	22	6	25.9

Attributable profit to the Group	404	471	(67)	(14.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.09	31.12.08	Amount	%
Business volumes
Total assets	29,746	22,916	6,830	29.8
Customer loans	590	221	369	167.2
Customer deposits	506	393	113	28.6

Asset Management and Insurance
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09
Income statement
Net interest income	45	53	48	62	47	55	50	49

Net fees	139	137	130	127	111	115	103	102
Gains (losses) on financial transactions	12	11	8	(6)	5	7	11	11
Other operating income*	75	76	69	73	88	92	80	78

Gross income	271	277	254	256	251	268	244	241

Operating expenses	(86)	(84)	(84)	(87)	(77)	(75)	(73)	(81)
General administrative expenses	(82)	(81)	(79)	(81)	(71)	(68)	(67)	(72)
Personnel	(41)	(39)	(40)	(32)	(35)	(37)	(35)	(31)
Other general administrative expenses	(41)	(42)	(39)	(48)	(36)	(31)	(31)	(42)
Depreciation and amortisation	(4)	(3)	(6)	(6)	(6)	(8)	(7)	(9)

Net operating income	185	193	170	170	173	193	171	160

Net loan-loss provisions	(0)	(0)	0	2	(0)	0	0	8
Other income	(7)	5	(7)	(9)	(4)	(7)	(23)	(20)

Profit before taxes	178	197	163	162	169	187	148	148

Tax on profit	(57)	(55)	(54)	(43)	(58)	(59)	(54)	(48)

Profit from continuing operations	121	143	110	120	111	127	94	100

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	121	143	110	120	111	127	94	100

Minority interests	5	7	5	4	5	5	4	14

Attributable profit to the Group	115	136	105	115	106	123	89	86

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09	31.12.09
Business volumes
Total assets	19,779	20,745	21,132	22,916	25,146	26,191	28,152	29,746
Customer loans	102	108	163	221	705	677	605	590
Customer deposits	228	254	230	393	415	438	475	506

NPL ratio
%

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09	31.12.09

Continental Europe	1.13	1.43	1.89	2.31	2.73	3.10	3.41	3.64

Santander Branch Network	0.87	1.33	1.92	2.58	3.14	3.50	3.86	4.38
Banesto	0.59	0.80	1.18	1.64	1.96	2.32	2.62	2.97
Santander Consumer Finance	3.15	3.49	3.87	4.18	4.64	5.14	5.46	5.39
Portugal	1.37	1.53	1.65	1.72	1.87	2.13	2.04	2.27

United Kingdom	0.66	0.70	0.76	1.04	1.25	1.54	1.65	1.71

Latin America	2.39	2.48	2.65	2.95	3.27	3.97	4.20	4.25

Brazil	3.20	3.24	3.35	3.58	3.86	4.75	5.09	5.27
Mexico	1.31	1.45	2.06	2.41	2.80	3.04	2.45	1.84
Chile	2.23	2.28	2.45	2.64	3.05	3.30	3.38	3.20

Sovereign					3.98	4.34	4.82	5.35

Operating Areas	1.21	1.41	1.71	2.02	2.45	2.80	3.06	3.21

Spain	0.84	1.08	1.50	1.95	2.40	2.72	2.98	3.41

NPL coverage
%

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09	31.12.09

Continental Europe	159	129	109	90	81	75	71	77

Santander Branch Network	193	130	102	75	61	57	52	65
Banesto	269	202	146	106	85	73	70	64
Santander Consumer Finance	92	90	87	86	89	90	92	97
Portugal	107	93	82	77	71	65	68	65

United Kingdom	59	55	57	69	56	45	48	44

Latin America	130	123	116	108	107	97	103	105

Brazil	123	116	109	102	107	92	95	99
Mexico	175	158	134	132	128	122	221	264
Chile	109	111	111	102	95	94	94	89

Sovereign					66	67	68	62

Operating Areas	134	117	104	91	81	74	74	76

Spain	202	165	129	98	81	71	67	73

Spreads loans and deposits
%

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09

Santander Branch Network
Spread loans	1.38	1.39	1.43	1.70	2.21	2.26	2.31	2.25
Spread deposits	2.44	2.48	2.52	2.16	1.19	0.89	0.68	0.53

SUM	3.82	3.87	3.95	3.86	3.40	3.15	2.99	2.78

Retail Banking Banesto
Spread loans	1.37	1.42	1.45	1.53	1.90	1.94	1.96	1.99
Spread deposits	1.90	2.01	1.90	1.64	0.79	0.57	0.31	0.29

SUM	3.27	3.43	3.35	3.17	2.69	2.51	2.27	2.28

Santander Consumer Finance
Spread loans	3.78	3.76	3.85	4.03	4.32	4.61	4.69	4.82

Retail Banking Portugal
Spread loans	1.47	1.39	1.37	1.48	1.61	1.70	1.72	1.73
Spread deposits	1.96	1.94	1.90	1.57	0.74	0.45	0.40	0.22

SUM	3.43	3.33	3.27	3.05	2.35	2.15	2.12	1.95

Retail Banking United Kingdom
Spread loans	0.66	0.70	0.77	0.88	1.13	1.44	1.67	1.82
Spread deposits	1.34	1.25	1.24	1.14	0.91	0.78	0.58	0.49

SUM	2.00	1.95	2.01	2.02	2.04	2.22	2.25	2.31

Retail Banking Brazil
Spread loans	15.51	15.20	15.00	15.59	15.94	16.39	15.81	15.12
Spread deposits	1.25	1.24	1.29	1.28	1.07	1.04	0.87	0.90

SUM	16.76	16.44	16.29	16.87	17.01	17.43	16.68	16.02

Retail Banking Mexico
Spread loans	11.19	11.44	10.99	10.69	10.83	10.77	10.40	10.21
Spread deposits	3.52	3.46	3.71	3.58	3.36	2.58	2.09	2.07

SUM	14.71	14.90	14.70	14.27	14.19	13.35	12.49	12.28

Retail Banking Chile
Spread loans	5.33	5.45	5.24	5.35	5.90	5.89	5.61	5.26
Spread deposits	3.07	3.16	3.45	3.16	2.02	1.92	1.87	2.12

SUM	8.40	8.61	8.69	8.51	7.92	7.81	7.48	7.38

Risk-weighted assets
Million euros

	31.03.08*	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09	30.09.09	31.12.09

Continental Europe	290,298	258,447	268,796	261,325	257,416	254,915	252,500	257,582

Santander Branch Network	104,095	74,794	76,310	74,700	74,533	76,810	77,308	76,357
Banesto	72,161	61,381	63,420	61,425	63,668	62,042	59,142	63,516
Santander Consumer	36,578	40,353	42,811	45,814	48,043	47,684	48,373	48,892
Portugal	24,388	25,105	25,581	26,270	25,198	23,338	23,007	23,992

United Kingdom**	87,282	63,804	67,350	86,168	82,668	86,654	81,501	77,646

Latin America***	77,612	95,246	100,389	129,629	139,260	143,817	131,701	140,075

Brazil	23,701	35,780	36,833	70,033	73,736	79,226	78,694	84,935
Mexico	16,088	21,608	21,880	18,242	18,541	18,308	17,000	18,035
Chile	18,297	16,325	17,252	16,631	18,348	18,267	17,427	18,731

Sovereign	—	—	—	—	34,981	38,916	40,734	43,406

Operating Areas	455,191	417,497	436,535	477,122	514,325	524,302	506,436	518,709

Corporate Activities	58,489	48,362	36,360	36,891	31,763	35,119	43,211	42,975

Total	513,681	465,859	472,895	514,013	546,088	559,421	549,647	561,684

*	Data under BIS I rules

**	Incorporation of Alliance & Leicester in December 2008

**	Venezuela disposal in September 2009
NOTE: Data at March, June and September 2008 don’t include Banco Rea

Item 4

ACTIVITY AND RESULTS

2009

4 February 2010

Santander

ACTIVITY AND RESULTS 2009 4 February 2010

Important information Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”), could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities or any advice or recommendation with respect to such securities. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. Nothing contained in this presentation is an offer of securities for sale into the United States or in any other jurisdiction. No offering of Securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. In making this presentation available, Santander makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever and you should neither rely nor act upon, directly or indirectly, any of the information contained in this presentation in respect of any such investment activity. Note: Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Agenda 2009 Summary 2009 Results – Group – Business areas 2010 Outlook Appendix

4

2009 Summary

1 ... maintain high profit generation

- **EUR 8,943 million** of recurring **profit** ...
- ...underpinned by a **high diversification**
- **Top 3 worldwide** (estimated) by profit
- Moreover, extraordinary **capital gains** (EUR 2,587 mill.) allocated to **strengthen balance sheet**

2 ... strengthen the balance sheet

- **Larger** loan-loss **provisions**...
- ...with **lower NPLs than expected** and than competitors
- Better capitalised: **core capital = 8.6%**
- With **adequate financing structure**

3 ... generate value for shareholders

- **High remuneration**
  - 2009: € 4,919 mill. (+2%)
  - € 0.60/ share. Yield 5.9%*
- **Consistent increase of book value per share**
- **2009 TSR: 85%.** Higher than market and peers
- **Larger trading** effective **value** in the Stoxx 50

(*) On February 3 trading

Santander

2009 Summary In the most complex year of the last three, Santander’s results were underpinned by its diversification and business model in order to ... 1 ... maintain 2 strengthen 3 ... generate high profit the value for generation balance sheet shareholders EUR 8,943 million of Larger loan-loss High remuneration recurring profit ... provisions... 2009: € 4,919 mill. (+2%) € 0.60/ share. Yield 5.9%* ...underpinned by a high ...with lower NPLs diversification than expected and Consistent increase of Top 3 worldwide than competitors book value per share (estimated) by profit Better capitalised: core capital = 8.6% 2009 TSR: 85%. Higher Moreover, extraordinary than market and peers capital gains (EUR 2,587 With adequate mill.) allocated to financing structure Larger trading effective strengthen balance sheet value in the Stoxx 50 4 ... and strengthen our competitive positioning in the main markets

5

1 High profit generation in 2009

Quarterly ordinary* attributable profit

EUR million
2,206
2,524
2,205
1,941
2,096
2,423
2,221
2,202
+13.5%
+0.7%
-4.0%
-5.0%
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3
Q4

Ordinary* attributable profit

EUR million
+9%
+1%
8,111
8,876
8,943
... which allowed us to meet the target announced for 2009
2007
2008
2009

(*) Excluding extraordinary capital gains and allowances

Santander

High profit generation in 2009 5 1 High generation of recurring results, with improved year-on-year performance ... Quarterly ordinary* attributable profit Ordinary* attributable profit EUR million EUR million +9% +1% 2,524 8,876 8,943 2,423 8,111 2,206 2,205 2,221 2,202 2,096 1,941 ... which allowed +13.5% us to meet the target announced +0.7% for 2009 -4.0% -5.0% Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q4 2007 2008 2009 (*) Excluding extraordinary capital gains and allowances

6

1 High profit generation in 2009

Performance backed by adequate geographic diversification and by businesses

Continental Europe: Retail units

€ Mill.
3,704
3,866
+1%
3,913
2007
2008
2009

Continental Europe: GBM and other

€ Mill.
719
840
+33%
1,118
2007
2008
2009

Attributable profit* 2009
EUR Mill. and %
Retail units Europe
SAN network+ Banesto
26%
SCF+Portugal
11%
UK
16%
Brazil
20%
16%
11%
Global Europe
Other Latam

United Kingdom

£ Mill.
822
991
+55%
1,536
2007
2008
2009

Brazil

Constant US$ mill.
1,215
2,370
+27%
3,013
2007
2008
2009

Other Latam

Constant US$ mill.
2,153
2,430
-5%
2,318
1,908
1,965
+12%
2,193
2007
2008
2009
Venezuela impact

1 High profit generation in 2009 6 Performance backed by adequate geographic United Kingdom diversification and by businesses £ Mill. +55% 1,536 Continental Europe: 991 Retail units 822 € Mill. Attributable profit* 2009 +1% 3,704 3,866 3,913 EUR Mill. and % 2007 2008 2009 Retail units Brazil Europe UK Constant US$ mill. +27% SAN 3,013 2007 2008 2009 2,370 network+ 16% Banesto 1,215 Continental Europe: 26% GBM and other Brazil SCF+Portugal 11% 20% 2007 2008 2009 € Mill. 16% Other Latam +33% 11% 1,118 840 Constant US$ mill. 719 -5% 2,430 2,318 Other 2,153 Global Europe Latam 1,908 1,965 2,193 2007 2008 2009 +12% 2007 2008 2009 Venezuela impact (*) Over operating areas 2009 attributable profit excluding –EUR 25 million from Sovereign

7

1 High profit generation in 2009

2006
Citi 17.2
BOA 16.8
HSBC 12.6
JPM 11.5
RBS 9.1
UBS 7.8
SAN 7.6
7º
GS 7.5
BNP 7.3
C. Suis. 7.2
2007
HSBC 14.0
JPM 11.2
BOA 10.8
RBS 10.7
SAN 9.1
5º
GS 8.3
BNP 7.8
ICBC 7.8
Intesa 7.3
CCB 6.6
2008
ICBC 10.9
CCB 9.1
SAN 8.9
3º
BoChina 6.3
Barclays 5.5
BBVA 5.0
Unicre 4.0
HSBC 3.9
JPM 3.8
BNP 3.0
2009e *
ICBC 13.4
CCB 11.5
SAN 8.9
3º
GS 8.8
BoChina 8.4
JPM+Wamu 6.3
HSBC 6.0
Wfargo+ Wachovia 5.7
BNP 5.4
CS 4.9

Chinese banks

(*) Published data or Bloomberg estimates

1 High profit generation in 2009 7 Top 3 worldwide (e) in 2009 and the only one remaining in the Top 7 since 2006 2006 2007 2008 2009e * Citi 17.2 HSBC 14.0 ICBC 10.9 ICBC 13.4 BOA 16.8 JPM 11.2 CCB 9.1 CCB 11.5 HSBC 12.6 BOA 10.8 SAN 8.9 3º SAN 8.9 3º JPM 11.5 RBS 10.7 BoChina 6.3 GS 8.8 RBS 9.1 SAN 9.1 5º Barclays 5.5 BoChina 8.4 UBS 7.8 GS 8.3 BBVA 5.0JPM+Wamu 6.3 SAN 7.6 7º BNP 7.8 Unicre 4.0 HSBC 6.0 Wfargo+ GS 7.5 ICBC 7.8 HSBC 3.9 5.7 Wachovia BNP 7.3 Intesa 7.3 JPM 3.8 BNP 5.4 C. Suis. 7.2 CCB 6.6 BNP 3.0 CS 4.9 Chinese banks (*) Published data or Bloomberg estimates Note: Profit attributable to common shareholders. Data en EUR billion

8

1 High profit generation in 2009

2009 Capital gains

EUR million

Exchange of issues	724
IPO Brazil	1,499
Other (10% Attijariwafa Bank, securitisations ...)	364
Contribution to net profit	**2,587**

Capital gains allocation

EUR million

Generic loan-loss provisions (Fund: EUR 1,500 mill.)	-1,041
Properties purchased (Fund: EUR 814 mill. Coverage > 30%)	-554
Metrovacesa provision (25 € per share)	-269
Restructuring fund GE & SOV.	-260
Early retirement and other	-463
Impact on net profit	**-2,587**

Santander

1 High profit generation in 2009 8 Moreover, high extraordinary results allocated to strengthen the balance sheet Updated with the final figures from the table of extraordinary capital gains and allowances published in the Q3’09 results presentation 2009 Capital gains Capital gains allocation EUR million EUR million Generic loan-loss provisions -1,041 Exchange of issues 724 (Fund: EUR 1,500 mill.) Properties purchased -554 IPO Brazil (Fund: EUR 814 mill. Coverage 30%) 1,499 Metrovacesa provision -269 (25 per share) Other (10% Attijariwafa Bank, securitisations ...) 364 Restructuring fund GE & SOV. -260 Early retirement and other -463 Contribution to net profit 2,587 Impact on net profit -2,587

9

2 Balance sheet strength. Loan-loss provisions

Loan-loss provisions

EUR million
Total funds
Specific
Generic
8,627
2,960
5,667
9,302
3,275
6,027
12,863
6,682
6,181
18,497
11,770
6,727
+5.6 bill.
Dec 06
Dec 07
Dec 08
Dec 09
Spain: 2,907
Other Europe: 1,386
America: 2,434

Spain: Generic provisions
3,837
+1,500
-1,569
3,768
-274
-587
2,907
Dec'08
Capital gains
Ordinary consump.
Dec'09 ordinary
Better risk profile
Substandard, internal criteria
Dec'09

Santander

2 Balance sheet strength. Loan-loss provisions 9 Larger provisions and capital gains allocation added EUR 5.6 bill. to loan-loss provisions, bringing generic ones to EUR 6.7 billion ... Loan-loss provisions EUR million Spain: Generic provisions +1,500 18,497 3,837 3,768 -1,569 2,907 -274 +5.6 bill. -587 12,863 11,770 Dec’08 Capital Ordinary Dec’09 Better risk Substandard, Dec’09 Total 9,302 gains consump. ordinary profile internal criteria funds 8,627 6,682 3,275 Specific 2,960 Spain: 2,907 Other 6,027 6,181 6,727 Europe: Generic 5,667 1,386 America: 2,434 Dec 06 Dec 07 Dec 08 Dec 09

2

Balance sheet strength. Credit quality

10

NPLs and coverage. Grupo SAN

Percentage
1.24
1.43
1.71
2.04
2.49
2.82
3.03
3.24
Mar-08 Jun-08 Sep-08 Dec-08 Mar-09 Jun-09 Sep-09 Dec-09
134
120
105
91
80
72
73
75
Mar-08 Jun-08 Sep-08 Dec-08 Mar-09 Jun-09 Sep-09 Dec-09

NPLs

Dec.'09
3.41%
1.71%
4.25%
Spain
UK
Latam

Coverage ratio

Dec.'09
73%
44%
105%
Spain
UK
Latam

Santander

2 Balance sheet strength. Credit quality 10 ...providing wide coverage within a scenario where Santander has maintained good credit quality levels in all areas ... NPLs and coverage. Grupo SAN NPLs Percentage Moro Dec.’09 3.24 4.25% 2.82 3.03 3.41% 2.49 2.04 1.71 1.71% 1.24 1.43 Spain UK Latam Mar-08 Jun-08 Sep-08 Dec-08 Mar-09 Jun-09 Sep-09 Dec-09 Coverage ratio 134 Dec.’09 120 105% 105 91 80 72 73 75 73% 44% Mar-08 Jun-08 Sep-08 Dec-08 Mar-09 Jun-09 Sep-09 Dec-09 Spain UK Latam ... and improved our outlook for 2009 at the beginning of the year, particularly in Spain and the UK

2

Balance sheet strength. Credit quality

11

Group ratios (Sep.'09)

NPLs
Coverage
3.03%
4.78%
73%
58%
SAN
European peers*
SAN
European peers*

Spain

NPLs in %
Banks + Savings banks
5.00 (Nov.)
3.32
0.83
1.59
1.37
0.19
3.41
1.95
0.64
Grupo SAN
Dec'07
Dec'08
Dec'09

Sector Source: Banco de España

United Kingdom**

NPLs in %
Sector
2.40
1.88
1.10
1.06
0.95
0.41
1.34
0.93
0.69
Grupo SAN
Dec'07
Dec'08
Sep'09

Sector Source: Council Mortgage Lenders

Latin America**

NPLs in %
Sector
6.0%
4.7%
4.0%
0.5
0.2
0.3
5.5%
4.5%
3.7%
Grupo SAN
Dec'07
Dec'08
Sep'09

Sector Source: Central Banks

(*) Average European banks included in our peer group

Santander

2 Balance sheet strength. Credit quality 11 Our ratios compare well with those of our peers at Group level and also in the main markets where we operate Group ratios (Sep.’09) Spain NPLs Coverage NPLs in % 5.00 (Nov.) Banks + Savings banks 4.78% 3.32 1.59 73% 3.03% 58% 1.37 3.41 0.83 1.95 Grupo SAN 0.19 0.64 SAN European peers* SAN European peers* Dec’07 Dec’08 Dec’09 Sector Source: Banco de España United Kingdom** Latin America** NPLs in % 2.40 NPLs in % 6.0% Sector Sector 1.88 0.5 1.06 1.10 0.95 4.7% 5.5% 0.2 0.41 1.34 4.0% 0.93 4.5% Grupo SAN Grupo SAN 0.3 0.69 3.7% Dec’07 Dec’08 Sep’09 Dec’07 Dec’08 Sep’09 Sector Source: Council Mortgage Lenders Sector Source: Central Banks (*) Average European banks included in our peer group (**) Data in local criteria at constant exchange rates, on a like-for-like basis with the sector sources.

2

Balance sheet strength. Managing return / risk

12

Grupo SAN: spreads vs. credit cost

Percentage
Loan spreads/ funds*
1.89
2.37
2.72
3.27
1.38
1.88
LLPs / loans
0.51
0.63
1.03
1.39
2006
2007
2008
2009

Net interest income net of provisions o/ Average total assets

Percentage
1.18
1.26
1.48
1.53
SAN
1.14
0.95
0.78
0.45
Peers
2006
2007
2008
2009

(*) Funds include medium / long term wholesale financing

Santander

2 Balance sheet strength. Managing return / risk 12 Business model (spreads management) + generic provisions build-up / use allowed us to generate profit and capital during the downside of the cycle Net interest income net of provisions Grupo SAN: spreads vs. credit cost o/ Average total assets Percentage Percentage 3.27 1.53 1.48 2.72 1.26 Loan 2.37 1.18 SAN spreads/ 1.88 1.89 funds* 1.14 0.95 Peers 1.38 0.78 1.39 1.03 0.45 LLPs / 0.51 0.63 loans 2006 2007 2008 2009 2006 2007 2008 2009 Note: “Peer Group” are large banks that because of their size, characteristics and/or degree of direct competition are the reference group to surpass. (*) Funds include medium / long term wholesale financing

2

Balance sheet strength. Solvency ratios

13

Core capital

+1.1 p.p.
8.6%
7.5%
6.1%
5.9%
6.3%
2005
2006
2007
2008
2009

Tier I

+1.0 p.p.
10.1%
9.1%
7.9%
7.4%
7.7%
2005
2006
2007
2008
2009

Santander

2 Balance sheet strength. Solvency ratios 13 In 2009 we continued to improve our solvency ratios, which placed us in a very good position given the current environment Core capital Tier I +1.0 p.p. 10.1% +1.1 p.p. 8.6% 9.1% 7.5% 7.9% 7.7% 7.4% 6.1% 6.3% 5.9% 2005 2006 2007 2008 2009 2005 2006 2007 2008 2009 Note: 2008 under BIS II, previous data under BIS I Note: 2008 under BIS II, previous data under BIS I In the budgetary scenario Santander organically generates 40 / 60 b.p. of capital each year

2 Balance sheet strength. Funding

14

Improving the Group's structural funding positioning

Core funding ratio*

- **Solid structural liquidity …**

Group Total
74.9%
75.1%
76.0%
Dec'07
Dec'08
Dec'09

- **… above target reference and peers average**

76%
65%
70% target reference
Peers average (Sep.09)
Grupo Santander (Sep.09)

Active liquidity management

Note: Breakdown of funding structure on page 59

Santander

2 Balance sheet strength. Funding Analista 14 Improving the Group’s structural funding positioning Core funding ratio* Active liquidity management Solid structural liquidity ... In a deleveraging scenario, deposit Group Total growth (+21% o/Dec’08) doubles that of loans (+9%) 75.1% 76.0% 74.9% Improved loans / deposits ratio by 15 p.p. in 2009 (26 p.p. in two years) “High quality” deposits: 90% retail Dec’07 Dec’08 Dec’09 Adequate M/L term financing: ... above target reference and peers average High average residual maturity of issues: 4.5 years 76% 70% 8 relevant and independent issuing units target 65% reference Currencies, markets and products mix High available “buffer” at central Peers average Grupo Santander banks (approx. € 100 bill.) (Sep.09) (Sep.09) (*) (Deposits + M/L term wholesale financing + capital) / (total assets excluding trading derivatives) Note: Breakdown of funding structure on page 59

15

3 Generating value for shareholders

Recurring profit and capital strength allow Santander to …

… increase shareholders' remuneration …

EUR million
3,256
4,070
4,812
4,919
+51%
2006
2007
2008
2009*

(*) Including Santander Dividendo Elección

… increase book value* per share …

EUR per share
5.98
7.23
7.58
8.04
+34%
Dec 06
Dec 07
Dec 08
Dec 09e

Difference in p.p. with DJ Stoxx Banks

+8.0
+17.0
+22.6
+34.7
15 years
5 years
3 years
2009

Difference in p.p. with our peers

Ranking
3º
3º
3º
2º
+4.3
+15.0
+16.9
+57.8
15 years
5 years
3 years
2009

Santander

3 Generating value for shareholders 15 Recurring profit and capital strength allow Santander to ... ...increase shareholders’ ... increase book value* per share ... remuneration ... EUR per share EUR million 4,919 8.04 4,812 7.58 7.23 4,070 5.98 3,256 +34% +51% Dec 06 Dec 07 Dec 08 Dec 09e 2006 2007 2008 2009* (*) Calculated as (capital + reserves + profit – own shares –dividends) / (shares + Valores Santander) (*) Including Santander Dividendo Elección ... and offer a total shareholder return (TSR) well above that of the market and peers, being the most liquid share in the Stoxx50 Difference in p.p. with DJ Stoxx Banks Difference in p.p. with our peers Ranking .. 3º ......... 3º ......... 3º ......... 2º +34.7 +22.6 +57.8 +17.0 +8.0 +15.0 +16.9 +4.3 15 years 5 years 3 years 2009 15 years 5 years 3 years 2009 CAGR difference in p.p. Based on data obtained from Bloomberg as of 31.12.2009 Note: “Peer Group” are 19 large banks that because of their size, charateristic and/or degree of direct competition are the reference group to surpass: Banco Itaú, Bank of America, Barclays, BBVA, BNP Paribas, Citigroup, Credit Agricole, HSBC, Intesa Sanpaolo, JP Morgan, Lloyds, Mitsubishi, Nordea, Royal Bank of Canada, RBS, Societe Generale, UBS, Unicredito, Wells Fargo.

16

4 Santander strengthened its positioning during the crisis

Main accomplishments in 2008 and 2009

Sovereign
• Turn-around
• Break-even Q4'09
UK: moving toward a "full service commercial bank"
Germany: Acquisitions and integration
Venezuela: bank disposal
Brazil:
• Integration
• IPO

Santander

4 Santander strengthened its positioning during the crisis 16 Main accomplishments in 2008 and 2009 Sovereign UK: moving toward a • Turn-around “full service • Break-even Q4’09 commercial bank” Germany: Acquisitions and integration Venezuela: bank disposal Brazil: • Integration • IPO

Agenda 17 2009 Summary 2009 Results – Group – Business areas 2010 Outlook Appendix

The P&L highlights the resilience of the underlying business 18 and the management focus for the year Var. 2009/2008 Group ordinary* results % excl. fx EUR Mill. 2009 2008 % and perimeter Net interest income 26,299 20,945 +25.6 +16.3 Soundness of A most basic Fees 9,080 9,020 +0.7 -5.7 revenues Trading gains and other** 4,003 3,524 +13.6 +20.8 Gross income 39,381 33,489 +17.6 +10.9 Operating expenses -16,421 -14,949 +9.8 +0.4 B Expenses management Net operating income 22,960 18,540 +23.8 +19.3 C More LLPs but Loan-loss provisions -9,484 -6,601 +43.7 +31.3 decelerating Net op. income after loan-loss provisions 13,477 11,939 +12.9 +12.6 Ordinary* attrib. profit 8,943 8,876 +0.7 +0.4 EPS (in EUR) 1.0454 1.2207 -14.4 n.s. (*) With no impact from extraordinary capital gains, allocated to strengthening balance sheet (**) Including dividends, equity method and other opeating results. Trading gains o/2008: +31.8%

19

A better "recurring picture" than in previous quarters

A Sound basic revenues (Net int. inc. + Fees + Insurance)

B Management of expenses

% var. o/ same period of previous year
+1.8
+0.3
+0.0
+0.4
Q1'09
H1'09
9M'09
12M'09

C Loan-loss provisions decelerating

Efficiency ratio improving ...

44.6%
-2.9 p.p.
41.7%
2008
2009

... as well as net operating income after LLPs

% var. o/ same period of previous year
-1.7
+4.3
+7.8
+12.6
Q1'09
H1'09
9M'09
12M'09

Santander

previous year Efficiency ratio improving ... +10.6 +11.3 +10.7 +10.0 -2.9 p.p. 44.6% 41.7% Q1’09 H1’09 9M ‘09 12M ‘09 B Management of expenses % var. o/ same period of previous year 2008 2009 ... as well as net operating +1.8income after LLPs +0.3 +0.0 +0.4 % var. o/ same period of previous year +12.6 Q1’09 H1’09 9M ‘09 12M ‘09 +7.8 C Loan-loss provisions +4.3 decelerating _____ % var. o/ same period of previous year +67.8 -1.7 +51.2 +44.6 +31.3 Q1’09 H1’09 9M ‘09 12M ‘09 Q1’09 H1’09 9M ‘09 12M ‘09 Note: Excluding exchange rate and perimeter impact in all cases

20

A Net interest income + fees and insurance activity

EUR billion
Fees and insurance activity
Net interest income
Perimeter
7.3
7.6
7.9
7.5
8.3
9.1
9.2
9.2
2.4
2.3
2.4
2.2
2.1
2.2
2.1
2.1
4.9
5.3
5.5
5.3
5.4
5.9
6.1
6.1
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3
Q4

Cont. Europe

EUR billion
3.5
3.8
3.7
Q4'08
Q3'09
Q4'09

UK

£ billion
0.7
1.1
1.1
Q4'08
Q3'09
Q4'09

LatAm

Constant US$ billion
5.4
5.7
5.8
Q4'08
Q3'09
Q4'09

B Main units expenses

(excluding perimeter and fx impact)

Var. (%) o/ 2008
Santander Network
+1.5%
Banesto
-0.3%
SCF
+2.7%
Portugal
+1.5%
UK (in sterling)
+0.4%
Brazil (in reales)
-3.7%
Mexico (in pesos)
-3.4%
Chile (in pesos)
+0.6%
Group
+0.4%

Santander

basic revenues and strict cost control in all 20 geographic areas A B Net interest income + fees and Main units expenses insurance activity EUR billion (excluding perimeter and fx impact) 9.1 9.2 9.2 8.3 7.6 7.9 7.5 Perimeter Var. (%) o/ 2008 7.3 Fees and 2.2 2.1 2.1 2.32.4 2.2 2.1 insurance 2.4 activity +1.5% 6.1 6.1 Santander Network 5.9 Net interest 5.3 5.5 5.3 5.4 4.9 Banesto -0.3% income SCF +2.7% Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q4 Portugal +1.5% Cont. Europe UK LatAm EUR billion £ billion Constant US$ billion UK (in sterling) +0.4% 1.1 1.1 5.7 5.8 3.8 3.7 -3.7% 3.5 5.4 Brazil (in reales) 0.7 Mexico (in pesos) -3.4% Chile (in pesos) +0.6% Group +0.4% Q4’08 Q3’09 Q4’09 Q4’08 Q3’09 Q4’09 Q4’08 Q3’09 Q4’09

21

Loan-loss provisions. Group's total*

EUR billion
Specific provisions**
Total net provisions
1.3
1.6
2.0
2.7
2.7
2.6
2.8
3.6
1.3
1.6
1.8
1.9
2.2
2.4
2.6
2.3
+18%
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3
Q4
Use of generic provisions

Specific provisions**

EUR billion
Var. 09/08 (€ bill.)
Total
Other
LatAm
UK
Europe
7.7
0.1
4.0
0.4
3.2
11.8
0.6
5.1
1.0
5.1
2008
2009
• SOV: +0.6
• Brazil: +1.0
• A&L: +0.2
• SAN+BTO. +0.9
• SCF: +0.6

Use of generic provisions

EUR billion
Var. 09/08 (€ bill.)
Total
Other
Europe
-1.2
-0.5
-0.7
-2.2
-0.2
-2.0
2008
2009
• SAN+BTO. -1.0
• GBM: -0.3

(*) Including country-risk

Santander

C Increased provisions in all geographic areas, but 21 mitigated in Spain thanks to the use of generic ones Specific provisions** Loan-loss provisions. EUR billion Var. 09/08 Group’s total* (€ bill.) 11.8 0.6 • SOV: +0.6 EUR billion Total 7.7 5.1 • Brazil: +1.0 3.6 Other 0.1 LatAm 4.0 1.0 • A&L: +0.2 2.8 2.7 2.7 2.6 UK 0.4 5.1 • SAN+BTO. +0.9 Europe 3.2 • SCF: +0.6 2.0 1.6 2008 2009 Specific 1.3 provisions** 2.4 2.6 2.2 2.3 1.8 1.9 Use of generic provisions 1.6 Total net 1.3 +18% provisions EUR billion Var. 09/08 (€ bill.) Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q4 -2.2 -0.2 Total -1.2 Use of generic provisions Other • SAN+BTO. -1.0 -0.5 -2.0 Europe • GBM: -0.3 -0.7 2008 2009 (*) Including country-risk (**) Specific loan-loss provisions are reduced by written-off assets recoveries

22

C Grupo Santander refinancing

Group's total loans: EUR 683 bill.

Refinancing
2.5 bill. (0.37%)

Main units

Santander

C Grupo Santander refinancing 22 Low refinancing: In 2009, 0.37% of the Group’s loans Group’s total loans: EUR 683 bill. Main units Refinancing Volume % o/ loans 2.5 bill. (0.37%) Spain 1.4 bill. 0.58 UK 0.2 bill. 0.09 Latin America 0.6 bill. 0.61

C

Real estate developers lending. Spain

23

Santander + Banesto*

EUR billion

	Amount
Real estate activity (CNAE)	**31.6**
- Tourism - Shopping centres - Lease-back operations - Projects of state-depending companies: local and regional governments - Property renting activities - Insurance companies -	**17.0**
Real estate developers loans	**14.6**

Characteristics of portfolio

a) Highly granular:
- Over 23,000 customers

b) Low concentration:
- Average amount: EUR 1.4 mill.
- Top 10 exposure: 7.6% of portfolio (Top1<2%)

c) Reducing volumes to real estate developers:
- Since Dec.'07: -13%

d) Credit quality: high coverage ratios

Real estate activity

8.7%
5.7%
77%
Sector NPLs Sep'09
SAN NPLs Dec'09
SAN coverage Dec'09

SAN r.e. developer

7.9%
61%
NPLs D'09
Coverage D'09

(*) Santander + Banesto consolidated. Data at December 2009
CNAE: National Classification of Economic Activities

Santander

C Real estate developers lending. Spain 23 Real estate activity in Spain, published figures (T-13 report based on CNAE): EUR 324,000 million Not all are loans to real estate developers Santander + Banesto* Characteristics of portfolio EUR billion a) Highly granular: Amount Over 23,000 customers Real estate activity (CNAE) 31.6 b) Low concentration: Average amount: EUR 1.4

24

Group balance sheet. Main trends

Loans

€ Billion
+€ 56 bill.
+9%
627
+28
+4%
+41
+7%
-13
-2%
683
Dec'08
FX rate
Perimeter
Business
Dec'09

Deposits

€ Billion
+€ 87 bill.
+21%
420
+24
+6%
+31
+7%
+32
+8%
507
Dec'08
FX rate
Perimeter
Business
Dec'09

Risk-weighted assets (RWAs)

€ Billion
+48 bill.€
+9%
514
+19
+3%
+25
+5%
+4
+1%
562
Dec'08
FX rate
Perimeter
Business
Dec'09

Santander

Group balance sheet. Main trends 24 The balance sheet reflects the Group’s management in a deleveraging scenario: higher deposit growth and controlled risk-weighted assets ... Loans Deposits € Billion +€ 56 bill. € Billion +€ 87 bill. +9% +21% +41 -13 +32 507 683 +31 +28 +24 627 -2% 420 +7% +8% +7% +4% +6% Dec’08 FX rate Perimeter Business Dec’09 Dec’08 FX rate Perimeter Business Dec’09 Risk-weighted assets (RWAs) € Billion +48 bill.€ +9% +25 +4 562 514 +19 +5% +1% +3% Dec’08 FX rate Perimeter Business Dec’09

25

Group balance sheet. Main trends

Balance sheet at December 2009

EUR billion
1,110
Cash and credit institutions
154
Derivatives
68
AFS (ALM)
75
Public debt
44
Other*
87
Loans to customers
683
1
2
3
4
5
6
1,110
Credit institutions
142
Derivatives
69
Customer Deposits
507
Issues and subordinated liabilities
284
Shareholders' equity & fixed liabilities
108
Assets
Liabilities

1. Lending: 62% of balance sheet
2. Cash, Central Banks and credit institutions: 14%
3. Derivatives (with counterpart on the liabilities side): 6% of balance sheet
4. Financial assets available for sale: 7% (mainly ALM)
5. Public debt: 4%
6. Other (goodwill, fixed assets, accruals): 7%

Santander

Group balance sheet. Main trends 25 ... in a retail balance sheet, suited to the Group’s business nature, with low risk, liquid and well capitalised Balance sheet at December 2009 1 Lending: 62% of balance sheet EUR billion 1,110 1,110 2 Cash and credit Cash, Central Banks and credit 2 Credit institutions 154 institutions 142 institutions: 14% 3 Derivatives 68 Derivatives 69 4 AFS (ALM) 75 3 Derivatives (with counterpart on Public debt 44 5 the liabilities side): 6% of balance Other* 87 6 sheet Customer 507 Deposits 4 Financial assets available for Loans to sale: 7% (mainly ALM) customers 683 1 Issues and subordinated 284 liabilities5 Public debt: 4% Shareholders’ equity & fixed liabilities 108 6 Other (goodwill, fixed assets, Assets Liabilities accruals): 7% (*) Other: goodwill for EUR 23 bill., tangible and intangible assets: 12 bill., equities: 15 bill. accruals and other accounts: 37 bill.

Agenda 26 2009 Summary 2009 Results – Group – Business areas 2010 Outlook Appendix

27

Continental Europe 2009

Attributable profit

EUR million

+7%
4,423
4,705
5,031
2007
2008
2009

Results

Var. 2009 / 2008 (%)
Excl. perimeter
Gross income
+11.4%
+5%
Expenses
+8.2%
+1%
Net operating income
+13.3%
+8%
Net oper. inc. net of LLPs
+8.6%
+6%
Attributable profit
+6.9%
+5%

Santander

Continental Europe 2009 27 Profit increase due to: resilient retail revenues and GBM’s very good year, cost control and active risk management Results Var. 2009 / 2008 (%) Excl. perimeter Attributable profit Gross +11.4% +5% EUR million income +7% 5,031 4,705 Expenses +8.2% +1% 4,423 Net operating +13.3% +8% income Net oper. 2007 2008 2009 inc. net of +8.6% +6% LLPs Attributable +6.9% +5% profit

28

Continental Europe main units 2009

EUR mill. and % o/ 2008

Gross income: 16,217 mill.; +11.4% | **Net operating income: 10,312 mill.; +13.3%** | **Attributable profit: 5,031 mill.; +6.9%**

SAN network
Banesto
Santander Consumer Finance
Portugal
Other
5,363
-0.3%
2,583
+4.3%
4,135
+25.0%
1,269
+4.5%
+8%
1,846
2,867
+31.6%
GBM
3,252
-1.5%
1,551
+7.5%
2,976
+24.3%
726
+7.0%
+9%
1,344
1,809
+40.5%
GBM
2,012
+5.5%
738
+0.8%
632
-9.2%
531
+0.1%
+1%
1,000
1,118
+33.1%
GBM

Continental Europe main units 2009 28 EUR mill. and % o/ 2008 The three large retail units and GBM increased their recurring profit. Consumer, harder hit by environment and perimeter, improved trend Gross income: Net operating income: Attributable profit: 16,217 mill.; +11.4% 10,312 mill.; +13.3% 5,031 mill.; +6.9% SAN 2,012 5,363 -0.3% 3,252 -1.5% +5.5% network Banesto 2,583 +4.3% 1,551 +7.5% 738 +0.8% +8% +9% +1% Santander Consumer 4,135 +25.0% 2,976 +24.3% 632 -9.2% Finance Portugal 1,269 +4.5% 726 +7.0% 531 +0.1% Other 1,846 2,867 +31.6% 1,344 1,809 +40.5% 1,000 1,118 +33.1% GBM GBM GBM

Santander Branch Network 2009

29

Management drivers

- **Revenues:** Improved assets spreads, defended those on liabilities. Selective increase on loans and strong deposit growth

Volumes (Var. 2009 / 2008)

Savings: +4%
+22%
+5%
-13%
-5%
Loans
Demand dep.
Term+ insuran.
Mutual f. +pensions

Net interest inc. / ATAs

2.90%
3.35%
2008
2009

- **Expenses:** flat for 8 straight quarters
- **Risks:** improvement in recoveries

Net entries

Base 100: Q1'08

100
208
212
324
248
159
134
244
Q1'08 Q2 Q3 Q4 Q1'09 Q2 Q3 Q4

% recoveries / entries

69
59
66
62
75
78
74
61
Q1'08 Q2 Q3 Q4 Q1'09 Q2 Q3 Q4

Results

Gross income

Base 100: Q1'08

100 100 99 103 103 104 97 96
Q1'08 Q2 Q3 Q4 Q1'09 Q2 Q3 Q4

Efficiency ratio

% var. 2009/2008

-0.3
+1.5
Revenues
Expenses
38.7%
39.4%
2008
2009

Net operating income / Provisions

EUR million

Var Q409/Q408

Net op. income
Provisions
Net op. income net of LLPs
814 815 804 867 859 864 773 756
-12.8%
698 648 574 736 754 725 652 639
-13.2%
Q1'08 Q2 Q3 Q4 Q1'09 Q2 Q3 Q4

Santander

Improved assets spreads, defended those on liabilities. Selective increase on loans and Gross income Efficiency ratio strong deposit growth Base 100: Q1’08 % var. 2009/2008 Volumes (Var. 2009 / 2008) Net interest inc. / ATAs Savings: +4% 103 103 104 38.7% 3.35% 100 100 99 2.90% 97 96 +22% 39.4% +5% +1.5 -13% -0.3 -5% 2008 2009 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q4 Revenues Expenses 2008 2009 Loans Demand Term+ Mutual f. dep. insuran. +pensions Expenses: flat for 8 straight quarters Net operating income / Provisions Risks: improvement in recoveries Var.Q409/Q408 EUR million Net entries % recoveries / entries Net op. 867 864 Base 100: Q1’08 income 814 815 804 859 773 756 -12.8% 324 Provisions 248 75 78 74 212 2 4 4 69 208 Net op. 159 59 66 62 61 income net 736 754 725 134 698 648 652 639 -13.2% 100 of LLPs 574 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q4 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q4 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q4

Banesto 2009 30

Management drivers

Volumes (Var. 2009 / 2008)

Savings: +1%
-2%
+18%
-15%
+7%
Loans
Demand dep.
Term+ insuran.
Mutual f. +pensions

Net interest inc. / ATAs*

2.61%
3.05%
2008
2009

(*) Retail banking

Results

Gross income

Base 100: Q1'08

100
103
103
101
104
108
107
104
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3
Q4

Efficiency ratio

% var. 2009/2008

+4.3
-0.3
Revenues
Expenses
41.8%
39.9%
2008
2009

Net operating income / Provisions

EUR million

Var.Q409/Q408
Net op. income
Provisions
Net op. income net of LLPs
355
369
366
353
378
401
394
379
+7.4%
293
299
292
259
297
308
299
268
+3.4%
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3
Q4

Santander

Santander Branch Network 2009 29 Management drivers Results Revenues: Banesto 2009 30 Management drivers Results Revenues: Gross income Efficiency ratio Spreads management Base 100: Q1’08 % var. 2009/2008 Loans: selective growth Funds: focus on demand dep. and mutual funds 108 107 41.8% 104 104 Net interest inc. / 103 103 Volumes (Var. 2009 / 2008) 101 +4.3 ATAs* 100 Savings: +1% 39.9% -0.3 3.05% 2.61% +18% Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q4 Revenues Expenses 2008 2009 -15% +7% -2% Net operating income / Provisions 2008 2009 Loans Demand Term+ Mutual f. (*) Retail banking EUR million Var.Q409/Q408 dep. insuran. +pensions Net op. 378 401 394 income 355 369 366 353 379 +7.4% Expenses: under tight control. Q4’09 lower than Q4’08 Provisions Net op. Risks: improved recoveries / entries income net 293 299 292 297 308 299 268 +3.4% 259 of LLPs – credit quality ratios among the best of the banking sector Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q4

Santander Consumer Finance 2009

31

Management drivers

- **Revenues:** spreads and volumes growth

Volumes

Var. Dec'09 / Dec'08

+6%
+45%
Loans *
Deposits*

Loans spreads

(*) Excl. perimeter: -5%; +32%

Coverage
87% 86% 89% 90% 92% 97%
NPLs
3.87% 4.18% 4.64% 5.14% 5.46% 5.39%
Sep'08 Dec'08 Mar'09 Jun'09 Sep'09 Dec'09

Net entries

Base 100: Q4'08

LLPs / net interest inc.

Results

Gross income

Base 100: Q1'08

100 111 118 125 142 142 144 139
Q1'08 Q2 Q3 Q4 Q1'09 Q2 Q3 Q4

Efficiency ratio

% var. 2009/2008

+25.0*
+26.7*
Revenues
Expenses
27.6%
28.0%
2008
2009

(*) Excl. perimeter: +9.6%; +2.7%

Net operating income / Provisions

EUR million

Var.Q409/Q408
Net op. income
Provisions
Net op. income net of LLPs
516 594 617 668 745 757 770 704
248 307 253 196 244 253 264 248
+5.4%*
+26.5%**
Q1'08 Q2 Q3 Q4 Q1'09 Q2 Q3 Q4

(*) Excl. perimeter: -4% (**) Excl. perimeter: +15%

Santander

Santander Consumer Finance 2009 31 Management drivers Results Revenues: spreads and volumes growth Gross income Efficiency ratio Volumes Loans spreads Base 100: Q1’08 % var. 2009/2008 Var. Dec’09 / Dec’08 4.69 4.82 4.61 +45% 4.32 142 142 144 139 3.78 3.76 3.85 4.03 27.6% 125 +26.7 +25.0* * +6% 111 118 28.0% 100 Loans * Deposits* Q1’08Q2 Q3 Q4Q1’09Q2 Q3 Q4 (*) Excl. perimeter: -5%; +32% Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q4 Revenues Expenses 2008 2009 Expenses: almost flat on a like-for-like basis (*) Excl. perimeter: +9.6%; +2.7% Risks: NPLs and coverage improve forecasts Net operating income / Provisions 87% 86% 89% 90% 92% 97% Var.Q409/Q408 Coverage EUR million NPLs 745 757 770 +5.4%* 5.14% 5.46% 5.39% 668 704 4.18% 4.64% 3.87% Net op. 594 617 Sep’08 Dec’08 Mar’09 Jun’09 Sep’09 Dec’09 income 516 – Reduced entries and stable absorption of provisions by net interest inc. Provisions Net entries LLPs / net interest inc. Net op. +26.5%** Base 100: Q4’08 307 253 264 income net 248 253 244 248 196 100 96 89 83 71% 67% 67% 66% 65% of LLPs 45 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q4 Q4’08 Q1’09 Q2 Q3 Q4 (*) Excl. perimeter: -4% (**) Excl. perimeter: +15% Q4’08 Q1’09 Q2 Q3 Q4

Portugal 2009

32

Management drivers

- **Revenues:** assets spreads and SMEs growth; change on liabilities trend

Volumes

Var. Dec'09 / Dec'08
+6%
-1%
Loans
Deposits

Net interest inc. / ATAs

1.73%
1.71%
2008
2009

Loans: -1%

Var. Dec'09 / Dec'08
+2%
+9%
-8%
Individuals
SMEs / Businesses
Companies

Savings: +6%

+29%
+22%
-4%
Deposits
Mutual + Pen. funds
Insurance Savings-Inv.

Results

Gross income

Base 100: Q1'08
100
100
99
97
107
103
103
101
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3
Q4

Efficiency ratio

% var. 2009/2008
+4.5
+1.5
Revenues
Expenses
44.1%
42.8%
2008
2009

Net operating income / Provisions

EUR million
Var.Q409/Q408
Net op. income
Provisions
Net op. income net of LLPs
175
173
168
162
197
182
175
171
+5.3%
176
166
169
154
185
151
156
142
-7.9%
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3
Q4

Santander

SMEs growth; Gross income Efficiency ratio change on liabilities trend Base 100: Q1’08 % var. 2009/2008 Volumes Net interest inc. / ATAs Var. Dec’09 / Dec’08 44.1% +6% 1.73% 1.71% 107 103 100 103 101 +4.5 100 99 97 42.8% +1.5 -1% Loans Deposits 2008 2009 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q4 Revenues Expenses 2008 2009 Loans: -1% Savings: +6% Var. Dec’09 / Dec’08 +29% Net operating income / Provisions +22% +9% Var.Q409/Q408 +2% EUR million Net op. 197 -4% income 175 173 168 182 175 171 -8% 162 +5.3% Individuals SMEs / Companies Deposits Mutual + Insurance Provisions Businesses Pen. funds Savings-Inv. Net op. income net 176 169 185 166 154 151 156 -7.9% of LLPs 142 Expenses: remained mainly flat Risks: reduced provisions and NPL ratio very much under control (2%) Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q4

33

United Kingdom 2009

Attributable profit

Sterling million

+55%
822
991
1,536
2007
2008
2009

Results

Var. 2009 / 2008 in £ (%)

Excl. perimeter
Gross income
+57.4%
+19%
Expenses
+41.9%
+0%
Net operating income
+70.2%
+35%
Net oper. inc. net of LLPs
+57.6%
+29%
Attributable profit
+55.1%
+27%

Santander

Portugal 2009 32 Management drivers Results Revenues: assets spreads and United Kingdom 2009 33 Excellent year in all units. Profit increased at double digits for the 5th year running Results Var. 2009 / 2008 in £ (%) Excl. perimeter Attributable profit Gross Sterling million +57.4% +19% income +55% 1,536 Expenses +41.9% +0% 991 822 Net operating +70.2% +35% income Net oper. 2007 2008 2009 inc. net of +57.6% +29% LLPs Attributable +55.1% +27% profit

34

United Kingdom 2009

Sustained results due to spreads management, controlled costs and moderate provisions

Larger lending spreads ...

Percentage

Including A&L since Q1'09

... and improved efficiency ...

"Jaws"

% var. 2009/2008

+57.4
+41.9
Revenues
Expenses

Efficiency ratio

45.3%
40.8%
2008
2009

... produced strong gains in net operating income

Sterling million

Net operating income
+42%
374
392
422
501
686
745
735
709
+46%
314
334
334
345
497
570
520
505
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3
Q4
Net operating income after provisions
Provisions

Net operating income 2009: 3.7 times the provisions

Santander

controlled costs and moderate provisions Larger lending spreads ... ... produced strong gains in net operating income Percentage 1.82 Sterling million 1.67 1.44 Net operating income 1.13 +42% 0.88 0.70 0.77 745 0.66 735 686 709 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q4 501 Including A&L since Q1’09 422 374 392 +46% ... and improved efficiency ... 570 520 505 497 522 “Jaws” Efficiency ratio 314 334 334 345 % var. 2009/2008 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q4 +57.4 45.3% Net operating income after provisions +41.9 Provisions 40.8% Net operating income 2009: Revenues Expenses 3.7 times the provisions 2008 2009

35

United Kingdom 2009

Business strategy underscoring the bank's priorities

Mortgages stock

Balances in Bill. £
+5%
153.2
160.4
Dec'08
Dec'09

Deposits stock*

Balances in Bill. £
+12%
129.0
143.9
Dec'08
Dec'09

Corporate loans stock

Balances in Bill. £
+3%
23.6
24.4
6.7
16.9
5.5
18.9
+12%
Dec'08
Dec'09
Core loans
Non-core loans

Other

UPLs

Balances in Bill. £
-24%
5.7
4.3
Dec'08
Dec'09

Securities portfolio

Balances in Bill. £
15.0
-37%
9.5
Dec'08
Dec'09

Santander

United Kingdom 2009 35 Business strategy underscoring the bank’s priorities Mortgages stock Deposits stock* Balances in Bill. £ Balances in Bill. £ +12% 143.9 +5% 160.4 153.2 129.0 19% market share in gross new mortgage loans (+5 p.p.) Dec’08 Dec’09 Dec’08 Dec’09 Corporate loans stock Other Balances in Bill. £ UPLs Securities portfolio +3% 23.6 24.4 Balances in Bill. £ Balances in Bill. £ 5.5 15.0 6.7 -24% -37% +12% 5.7 16.9 18.9 4.3 9.5 Dec’08 Dec’09 Dec’08 Dec’09 Dec’08 Dec’09 Core loans Non-core loans Note: Data in local criteria. (*) Including commercial and corporate deposits and structured products

36

Latin America 2009

Attributable profit

Constant US$ million

+11%
3,368
4,800
5,331
2007
2008
2009

Results

Var. 2009 / 2008 in US$ (%)

Excl. f.x.
Gross income
+3.8%
+15%
Expenses
-11.7%
-3%
Net operating income
+15.9%
+28%
Net oper. inc. net of LLPs
+7.9%
+19%
Ordinary attributable profit
+0.9%
+11%

Note: 2008 proforma with Banco Real

Santander

Latin America 2009 36 Performance in dollars impacted by exchange rates. Excluding it, net operating income increased 28%, comfortably absorbing the larger LLPs Results Var. 2009 / 2008 in US$ (%) Excl. f.x. Attributable profit Gross Constant US$ million +3.8% +15% income +11% 5,331 Expenses -11.7% -3% 4,800 3,368 Net operating +15.9% +28% income Net oper. 2007 2008 2009 inc. net of +7.9% +19% LLPs Ordinary attributable +0.9% +11% profit Note: 2008 proforma with Banco Real

Latin America units 2009 37 Constant US$ mill. and % o/ 2008 Growing in all countries except Mexico, as it was harder hit by recession. All improved the profit trend over September Gross income: Net operating income: Attributable profit: 24,570 mill.; +15% 15,395 mill.; +28% 5,331 mill.; +11% Brazil 16,272 +20% 10,258 +41% 3,013 +27% Mexico 3,257 0% 2,145 +2% 688 -5% Chile 2,489 +5% 1,663 +7% 783 +6% Other 2,552 +16% 1,329 +34% 722 +43% Venezuela (discontinued 125 -73% operations)

Brazil 2009

38

Attributable profit: US$ 3,013 mill. (EUR 2,167 mill.)

Var. 2009 / 2008 in constant US$ (%)

Gross income
+20.2%
Expenses
-3.7%
Net operating income
+40.7%
Net oper. inc. net of LLPs
+23.1%
Ordinary attributable profit
+27.1%

Net operating income

Constant US$ million

Total
Global businesses
Retail
1,889
1,833
1,790
1,780
2,394
2,431
2,775
2,657
1,522
1,442
1,378
1,386
1,871
1,847
2,290
2,109
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3
Q4

Attributable profit

Q4'09 minority interests: 132 mill.

Constant US$ million

658
600
599
513
663
750
852
748
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3
Q4

Note: 2008 proforma with Banco Real

Santander

Brazil 2009 38 Solid revenues and cost cuts offset the larger provisions. Impact on Q4’09 from minority interests Attributable profit: US$ 3,013 mill. Net operating income (EUR 2,167 mill.) Constant US$ million 2,775 Var. 2009 / 2008 in constant US$ (%) 2,431 2,657 2,394 Total 1,889 1,833 1,790 1,780 Gross +20.2% Global income businesses 2,290 2,109 1,871 1,847 1,442 1,378 1,386 Retail 1,522 Expenses -3.7% Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q4 Net Attributable profit Q4’09 minority operating +40.7% interests: 132 mill. income Constant US$ million 852 750 748 Net oper. 658 663 inc. net of +23.1% 600 599 513 LLPs Ordinary attributable +27.1% profit Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q4 Note: 2008 proforma with Banco Real

39

Brazil 2009

Management drivers

Volumes (Var. 2009 / 2008)

Savings: +1%
-5%
Loans
+14%
Demand dep.
-14%
Term dep.
+12%
Mutual funds

Net interest inc. / ATAs

7.39%
7.65%
2008
2009

- **Expenses:** lower thanks to synergies

Expenses

Var. o/ same period of previous year

+3.0%
-2.5%
-4.0%
-5.3%
-3.1%
2008
Q1'09
Q2
Q3
Q4

Net entries

Base 100: Q4'08

100
70
109
85
69
Q4'08
Q1'09
Q2
Q3
Q4

LLPs / net interest inc.

54%
45%
47%
51%
48%
Q4'08
Q1'09
Q2
Q3
Q4

Results

Gross income

Base 100: Q1'08

100
99
99
100
114
115
125
125
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3
Q4

Efficiency ratio

% var. 2009/2008

+20.2
-3.7
Revenues
Expenses
46.1%
37.0%
2008
2009

Net operating income / Provisions

Constant US$ million

Var.Q409/Q408
Net op. income
Provisions
Net op. income net of LLPs
1,889
1,833
1,790
1,780
2,394
2,431
2,775
2,657
+49.3%
+66.5%
1,318
1,162
1,048
824
1,319
1,298
1,369
1,373
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3
Q4

Note: 2008 proforma with Banco Real

Santander

-14% 100 99 99 100 37.0% -5% 2008 2009 Loans Demand Term Mutual dep. dep. funds Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q4 2008 2009 -3.7 Expenses: lower thanks to synergies Revenues Expenses Expenses Var. o/ same period of previous year Net operating income / Provisions +3.0% Constant US$ million Var.Q409/Q408 -2.5% -3.1% -4.0% -5.3% 2,775 2,657 +49.3% 2008 Q1’09 Q2 Q3 Q4 2,394 2,431 Risks: reduced entries and stable share of Net op. 1,889 1,833 1,790 income 1,780 provisions o/ net interest income Provisions Net entries LLPs / net interest inc. +66.5% Base 100: Q4’08 Net op. 1,373 1,373 1,369 income net 1,318 1,162 1,319 1,298 109 1.048 824 100 47% 51% 48% of LLPs 70 85 69 54% 45% Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q4 Q4’08 Q1’09 Q2 Q3 Q4 Q4’08 Q1’09 Q2 Q3 Q4 Note: 2008 proforma with Banco Real

Mexico 2009

40

Management drivers

Volumes (Var. 2009 / 2008)

Savings: +6%
-11%
+13%
-12%
+19%
Loans
Demand dep.
Term dep.
Mutual funds

Net interest inc. / ATAs

4.59%
4.05%
2008
2009

- **Expenses:** Strict management of investments and expenses

Expenses

Var. o/ same period of previous year

+10.1%
+2.1%
+0.9%
-2.9%
-12.0%
2008
Q1'09
Q2
Q3
Q4

- **Risks:** less entries and lower provisions

Net entries

Base 100: Q4'08

LLPs / net interest inc.

75%
54%
52%
45%
47%
Q4'08
Q1'09
Q2
Q3
Q4

Results

Gross income

Base 100: Q1'08

100
111
95
97
103
107
100
91
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3
Q4

Efficiency ratio

% var. 2009/2008

-0.2
-3.4
Revenues
Expenses
35.3%
34.2%
2008
2009

Net operating income / Provisions

Constant US$ million

Var.Q409/Q408

Net op. income
Provisions
Net op. income net of LLPs
539
633
483
458
559
601
531
454
371
382
188
116
256
286
293
242
-1.0%
+109.8%
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3
Q4

Santander

Mexico 2009 40 Management drivers Results Revenues: Evolution conditioned by environment and cards and consumer reduction. In Q4 weak trading gains Gross income Efficiency ratio Volumes Net interest inc. (Var. 2009 / 2008) Base 100: Q1’08 % var. 2009/2008 / ATAs Savings: +6% 4.59% 4.05% 35.3% +19% 111 34.2% +13% 107 100 -11% -12% 97 103 100 95 91 -0.2 2008 2009 Loans Demand Term Mutual -3.4 dep. dep. funds Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q4 Revenues Expenses 2008 2009 Expenses: Strict management of investments and expenses Expenses Var. o/ same period of previous year Net operating income / Provisions +10.1% +2.1% +0.9% Constant US$ million Var.Q409/Q408 -2.9% -12.0% 633 601 Net op. 539 559 2008 Q1’09 Q2 Q3 Q4 531 income 483 458 454 Risks: less entries and lower provisions -1.0% Provisions Net entries LLPs / net interest inc. Net op. Base 100: Q4’08 income net 371 382 +109.8% of LLPs 256 286 293 242 100 97 99 80 75% 54% 188 70 52% 45% 47% 116 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q4 Q4’08 Q1’09 Q2 Q3 Q4 Q4’08 Q1’09 Q2 Q3 Q4

Chile 2009

41

Management drivers

Volumes (Var. 2009 / 2008)

Savings: -3%
-6%
+24%
-24%
+43%
Loans
Demand dep.
Term dep.
Mutual funds

Net interest inc. / ATAs

5.00%
4.25%
2008
2009

- **Expenses:** at "zero growth"

Expenses

Var. o/ same period of previous year
+8.0%
+4.2%
-0.7%
-1.0%
+0.3%
2008
Q1'09
Q2
Q3
Q4

- **Risks:** Impact from new recoveries unit

Net entries

Base 100: Q4'08
100
110
81
65
76
Q4'08
Q1'09
Q2
Q3
Q4

LLPs / net interest inc.

Results

Gross income

Base 100: Q1'08
100
115
132
132
127
128
121
125
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3
Q4

Efficiency ratio

% var. 2009/2008
+4.8
+0.6
Revenues
Expenses
34.6%
33.2%
2008
2009

Net operating income / Provisions

Constant US$ million
Var.Q409/Q408
Net op. income
Provisions
Net op. income net of LLPs
304
358
445
447
429
428
395
412
215
233
323
302
238
271
265
308
-7.8%
+2.1%
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3
Q4

Santander

Chile 2009 41 Management drivers Results Revenues: good customer performance but negative impact from UF deflation. Improved Q4’09 Gross income Efficiency ratio Volumes (Var. 2009 / 2008) Net interest inc. Base 100: Q1’08 % var. 2009/2008 / ATAs Savings: -3% 5.00% 132 132 127 +43% 4.25% 128 121 125 +4.8 34.6% +24% 115 -6% -24% 100 +0.6 33.2% 2008 2009 Loans Demand Term Mutual 2008 2009 dep. dep. funds Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q4 Revenues Expenses Expenses: at “zero growth” Expenses Net operating income / Provisions Var. o/ same period of previous year +8.0% Constant US$ million Var.Q409/Q408 +4.2% +0.3% 445 447 429 -0.7% -1.0% 428 412 395 -7.8% Net op. 358 2008 Q1’09 Q2 Q3 Q4 304 income Risks: Impact from new recoveries unit Provisions Net entries LLPs / net interest inc. +2.1% Net op. 323 302 308 Base 100: Q4’08 income net 233 238 271 265 215 of LLPs 100 110 81 76 32% 44% 37% 65 33% 25% Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q4 Q4’08 Q1’09 Q2 Q3 Q4 Q4’08 Q1’09 Q2 Q3 Q4

Brazil 2009 39 Management drivers Results Revenues: spreads management in a scenario Gross income Efficiency ratio of lower growth in private banking Net interest inc. Base 100: Q1’08 % var. 2009/2008 Volumes (Var. 2009 / 2008) / ATAs 46.1% Savings: +1% 125 125 7.39% 7.65% +20.2 114 115 +14% +12% Other Latin American units 2009 42 General good performance from the other countries in the region Attributable profit Constant US$ million 2008 Change (%) 2009 Argentina 315 269 +17 Puerto Rico 46 -28 -/+ Uruguay 71 12 +476 Colombia 4636 +29 Other countries 27 -50 n.s. Santander Private Banking 217 264 -18 Subtotal Latam other 722 503 +43 Venezuela (disposal in Q2’09) 125 464 -73

Sovereign: contribution to Grupo Santander results

43

Net operating income quarterly increase …

US$ million

Gross income
Expenses
Net operating income
501
544
561
595
+9%
+3%
+6%
374
332
323
321
-11%
-3%
-1%
127
212
238
274
+66%
+12%
+15%
Q1'09*
Q2'09
Q3'09
Q4'09

… which in the third quarter was already higher than provisions

Loan-loss provisions

US$ million

183
238
221
214
Q1'09*
Q2'09
Q3'09
Q4'09

Loan-loss provisions / gross loans (%)

2.63
2.94
3.57
3.60
Mar'09
Jun'09
Sep'09
Dec'09

Attributable profit

US$ million

Maintaining the profits trend announced at the time of acquisition, Oct'08: US$ 750 mill. in 2011**

Santander

Sovereign: contribution to Grupo Santander results 43 Higher revenues, lower costs and provisions under control: at break-even in Q4’09 Net operating income quarterly increase ... US$ million 595 544 +3% 561 +6% Gross income 501 +9% Attributable profit -1% 321 332 -3% 323 Expenses 374 -11% US$ million Net operating +12% 238 +15% 274 212 4 income 127 +66% Q1’09* Q2’09 Q3’09 Q4’09 -4 -10 ... which in the third quarter was already -25 higher than provisions Q1’09 Q2’09 Q3’09 Q4’09 Loan-loss provisions Loan-loss provisions / gross loans (%) US$ million 3.57 3.60 238 221 214 Maintaining the profits 183 2.94 2.63 trend announced at the time of acquisition, Oct’08: Mar’09 Jun’09 Sep’09 Dec’09 US$ 750 mill. in 2011** Q1’09* Q2’09 Q3’09 Q4’09 Note: data under Group criteria (*) February-March data at a quarterly rate (**) Adjusted net profit after synergies

Sovereign: main business highlights

44

Loan portfolio: balanced structure. Reducing non-basic segments

Gross lending

US$ billion
-11%
55.9
54.9
52.9
50.8
49.8
Dec'08
Mar
Jun
Sep
Dec'09

Run-off non-basic segments:

- Auto: -37% o/Dec.08
- Other (*): -27% o/Dec.08

100%
NPL ratio Dec'09
Companies 53%
5%
Construction
11.9%
20%
Commercial Real Estate
7.3%
9%
Multifamily
4.0%
19%
Commercial & Industrial
5.0%
Individuals and SMEs 36%
22%
Residential
5.5%
14%
Home equity
0.7%
Run-off
11%
Auto indirect and other*
2.0%
Total loans

Total NPL ratio 5.35%

Coverage ratio 62%

Moreover, 74% of portfolio is guaranteed

Santander

19% Commercial & Industrial 5.0% ratio 62% 22% Residential 5.5% Individuals Moreover, and SMEs 36% 74% of 14% Home equity 0.7% Dec’08 Mar Jun Sep Dec’09 portfolio is Auto guaranteed Run-off 11% indirect 2.0% and other* Run-off non-basic segments: • Auto: -37% o/Dec.08 Total loans • Other (*): -27% o/Dec.08 Note: data under US GAAP, except total portfolio’s NPL and coverage ratios (under Group’s criteria) (*) Some businesses from the Commercial and Industrial segment

45

Sovereign: main business highlights

Deposits

US$ billion
Retail demand deposits
Retail time and others*
+15%
25.8
27.2
28.3
27.7
29.6
-35%
22.6
23.3
21.0
18.5
14.8
Dec'08 Mar Jun Sep Dec'09
Dec'08 Mar Jun Sep Dec'09

(*) Wholesale (demand and time deposits), government and repos

Deposits cost **

Percentage
1.79
1.45
1.20
0.88
Q1'09
Q2'09
Q3'09
Q4'09

(**) Calculated quarterly

Note: under US GAAP

Santander

Sovereign: main business highlights 45 Deposits: focus on core deposits and reduction of the most expensive ones significantly improved the cost of deposits Deposits Deposits cost ** US$ billion Percentage Retail demand deposits Retail time and others* +15% 29.6 -35% 28.3 1.79 27.2 27.7 25.8 22.6 23.3 21.0 18.5 1.45 14.8 1.20 0.88 Dec’08 Mar Jun Sep Dec’09 Dec’08 Mar Jun Sep Dec’09 Q1’09 Q2’09 Q3’09 Q4’09 (*) Wholesale (demand and time deposits), government and repos (**) Calculated quarterly Note: under US GAAP

Corporate Activities 46 Performance o/2008: lower earnings (equity method and dividends), rentals and Metrovacesa ordinary provision Attributable profit (Change 2009 vs. 2008) Main impacts EUR mill. Dividends and equity method -220 Metrovacesa charge (Q1’09) -195 Expenses (higher rentals) -177 Other items and taxes -346 Total impact on profit: -938

47 SECONDARY SEGMENTS

48

Retail Banking

Retail Banking

Var. 2009 / 2008 (%) in EUR

	Var. 2009 / 2008 (%)	Excl. fx and perimeter
Gross income	+18.3%	+10%
Expenses	+11.2%	0%
Net operating income	+23.8%	+18%
Net oper. inc. net of LLPs	+7.1%	+5%
Attributable profit	+0.8%	-2%

Net operating income

Attributable profit

Santander

Retail Banking 48 Strong resilience of retail banking to the environment, maintaining results sustainability Retail Banking Net operating income Var. 2009 / 2008 (%) in EUR EUR million +30% Excl. fx and 5,142 5,403 5,282 4,822 perimeter 4,153 4,224 4,251 4,056 Gross +18.3% +10% income Expenses +11.2% 0% Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q4 Net Attributable profit operating +23.8% +18% income EUR million +10% Net oper. 1,981 1,844 1,788 1,926 1,842 1,843 1,680 1,841 inc. net of +7.1% +5% LLPs Attributable +0.8% -2% profit Q1’08 Q2 Q3 Q4 Q1’09* Q2* Q3 Q4 * Venezuela impact registered under discontinued operations. In Q1’09: € 81 mill.; Q2’09: € 1 mill.

49

Global Wholesale Banking (GBM)

Attributable profit: EUR 2,765 mill.

Var. 2009 / 2008
Gross income
+20.5%
Expenses
-7.1%
Net operating income
+32.8%
Net oper. inc. net of LLPs
+48.9%
Attributable profit
+58.8%

Net operating income

Attributable profit

Santander

Global Wholesale Banking (GBM) 49 Excellent business performance for the year backed by our business model ... Net operating income Attributable profit: EUR 2,765 mill. EUR million 1,152 Var. 2009 / 2008 975 983 951 Gross 715 740 +20.5% 628 605 income Expenses -7.1% Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q4 Net operating +32.8% Attributable profit income EUR million Net oper. 879 inc. net of +48.9% 634 672 LLPs 579 533 394 435 379 Attributable +58.8% profit Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q4

50

Global Wholesale Banking (GBM)

… a recurring model focused on customers and with low risk profile

Solid revenues generation …

- By customer revenues

Gross income (EUR mill.)

Total
Trading
Customers
954
933
1,041
1,266
1,264
1,430
1,275
1,083
149
134
61
169
116
168
147
81
805
799
980
1,097
1,148
1,262
1,128
1,002
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3
Q4

… in our core markets …

- Spain, Brazil and the UK generate around 80% of customer revenues

… based on a diversified product portfolio …

Customer revenues (EUR mill.)

+23%
4,540
TOTAL
3,681
Equities
Investment banking
Hedges of interest / exchange rates
Corporate Banking*
871
198
1,141
1,471
+7%
-41%
+14%
+48%
935
116
1,306
2,184
2008
2009

(*) Including Global Transaction Banking and Credit

Santander

Global Wholesale Banking (GBM) 50 ...a recurring model focused on cust omers and with low risk profile Solid revenues generation ... ... based on a diversified product portfolio ... By customer revenues Customer revenues (EUR mill.) Gross income (EUR mill.) 1,430 1,266 1,264 1,275 +23% 4,540 168 169 116 147 1,083 Total 1,041 954 933 61 81 935 TOTAL 3,681 Trading 149 134 +7% 116 1,262 Equities 871 1,097 1,148 1,128 -41% 980 1,002 1,306 Customers 805 799 Investment banking 198 +14% Hedges of interest / 1,141 exchange rates Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q4 +48% 2,184 ... in our core markets ... Corporate 1,471 Banking* Spain, Brazil and the UK generate around 2008 2009 80% of customer revenues (*) Including Global Transaction Banking and Credit

Asset Management and Insurance

51

High contribution to the Group via revenues and profit

Group total revenues (cross-selling)

- In 2009: EUR 3,600 mill. of gross income from funds and insurance

= 9% of Group's revenues

Attributable profit

After costs and fees paid to the networks

EUR million
115
136
105
115
106
123
89
86
Asset Mgmt.
41
43
36
39
21
19
8
6
Insurance
74
93
69
76
85
104
81
80
Q1'08
Q2
Q3
Q4
Q1'09
Q2
Q3
Q4

Asset Management

- Starting volumes recovery, still without impact on revenues

Managed assets (€ bill.)
131
101
100
105
111
117
D'07
D'08
M'09
J'09
S'09
D'09

Expenses (€ mill.)
179
-17%
149
2008
2009

Insurance (PBT + fees)

EUR million
△ 12M'08 (const. €)
Brazil
621
+36%
Spain
438
-33%
Germany
368
+23%
UK
222
+46%
Other Latam
286
+8%
Other Europe
284
+5%
Sovereign
31
n.s.

Potential from global management +incorporations

Santander

Asset Management and Insurance 51 High contribution to the Group via revenues and profit Group total revenues (cross-selling) Asset Management Starting volumes recovery, still without impact In 2009: EUR 3,600 mill. = 9% of on revenues of gross income from Group’s Managed assets (€ bill.) Expenses (€ mill.) funds and insurance revenues 131 179 -17% 149 111 117 101 100 105 Attributable profit After costs and fees paid to the networks D’07 D’08 M’09 J’09 S’09 D’09 2008 2009 EUR million Insurance (PBT + fees) 136 EUR million U 12M’08 (const. €) 123 115 115 105 106 43 19 Brazil 621 +36% Asset 89 86 41 39 21 Spain 438 -33% Mgmt. 36 8 6 Germany 368 +23% Potential from 104 global management 93 85 UK 222 +46% Insurance 74 69 76 81 80 +incorporations Other Latam 286 +8% Other Europe 284 +5% Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q4 Sovereign 31 n.s.

Agenda 52 2009 Summary 2009 Results – Group – Business areas 2010 Outlook Appendix

2010 Outlook: macroeconomic environment

53

We expect a very demanding macroeconomic environment

Initial recovery phase …

- **Growth differentiated by geographic area:**
  - **Europe and the US**: starting moderate recovery
  - **Emerging countries heading recovery and growth:** greater starring of Latam, particularly Brazil

GDP (year-on-year % change)
2009
2010
Spain -3.6 -0.6
UK -4.8 1.3
Euroz. -3.9 1.0
Brazil -0.4 4.7
Chile -1.7 4.0
Mexico -6.8 4.0
USA -2.5 2.7

Source: IMF January 2010 estimates (except Chile: November 2009)

… although unbalanced in mature markets, which impact business …

- **Companies and households indebtedness in developed markets**
- **Unemployment levels at their peak in the last cycle**
- **Possible withdrawal of monetary / fiscal stimuli**

… and a normalisation trend in emerging markets

- **Pick-up in volumes growth**
- **Lower pressure on credit cost**
- **Upward trend of interest rates according to recovery degree of economies**

Santander

2010 Outlook: macroeconomic environment 53 We expect a very demanding macroeconomic environment Initial recovery phase ... GDP (year-on-year _____ % change) Growth differentiated by 2009 2010 4.7 4.0 4.0 geographic area: 2.7 1.3 1.0 Europe and the US: starting moderate recovery -0.6 -0.4 -1.7 Emerging countries heading -2.5 -3.6 -3.9 recovery and growth: -4.8 greater starring of Latam, -6.8 particularly Brazil Spain UK Euroz. Brazil Chile Mexico USA Source: IMF January 2010 estimates (except Chile: November 2009) .... although unbalanced in mature ... and a normalisation trend in markets, which impact business ... emerging markets Companies and households indebtedness Pick-up in volumes growth in developed markets Lower pressure on credit cost Unemployment levels at their peak in the last cycle Upward trend of interest rates according to recovery degree of economies Possible withdrawal of monetary / fiscal stimuli

2010 Outlook: SAN

54

Very solid starting point

- **High quality balance sheet**
  - **Retail** and **low risk** balance sheet
  - **Very well provisioned** (generic provisions, other …)
- **Sound capital and liquidity**
- **Business diversification**
- **Recurring, solid and consistent results**

SAN management drivers

- **Revenues management differentiated by countries**: spreads, balances, product mix and fees
- **Strict management of costs / synergies / investments**
- **Risk / recoveries management**
- **Efficient use of capital and liquidity**

Santander

2010 Outlook: SAN 54 SAN faces 2010 challenges from a solid starting point and the efficiency of our traditional management drivers Very solid starting point SAN management drivers High quality balance sheet Revenues management differentiated by countries: Retail and low risk balance sheet spreads, balances, product mix and Very well provisioned fees (generic provisions, other ...) Strict management of costs / Sound capital and liquidity synergies / investments Business diversification Risk / recoveries management Recurring, solid and consistent Efficient use of capital and liquidity results

Santander in 2010. Revenues management 55 Differentiated management by units of volumes, spreads and fees are the basis for the soundness of the Group’s basic revenues Spain: loans in line with GDP pace. Higher deposit growth Volumes: UK: will continue to exploit its advantage over competitors differentiated Latam: strong growth in Brazil; Mexico and Chile recovering the growth previous pace US: selective growth exiting non-core segments Spain: pressure from mortgage re-pricing. Deposits management Defending UK: strong improvement on average lending spreads Latam: spreads relatively stable Other units (SCF, Portugal, Sov): maintaining pace or improving it Will play greater role in the growth of the Group’s revenues Recovering Spain recovering after falling in 2009 fees Accelerating in Latam, particularly in Brazil and Chile, in line with the greater business activity

Santander in 2010. Costs management

56

Continuing our track-record of efficiency improvement

Costs adapted to the cycle

+

Synergies from integrations

allow us to

absorb new projects to ensure future profits and …

… keep on improving efficiency* to reach 40%

68.6%
65.0%
63.0%
60.3%
58.6%
55.2%
52.8%
52.9%
48.6%
45.5%
44.6%
41.7%
Abbey
B. Real
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

(*) Efficiency ratio with amortisations. 2004 onwards under IFRS criteria

Santander

Santander in 2010. Costs management 56 Continuing our track-record of efficiency improvement ... keep on improving efficiency* Costs adapted to to reach 40% the cycle 68.6% + 65.0% Synergies from 63.0% Abbey integrations 60.3% 58.6% 55.2% 52.8% 52.9% B. Real allow us to 48.6% 45.5%44.6% absorb new projects to 41.7% ensure future profits and ... 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 (*) Efficiency ratio with amortisations. 2004 onwards under IFRS criteria

57

Santander in 2010. Risk management

NPLs: 2009 evolution and 2010 outlook

Spain
4.5%
3.4%
< 4%
Outlook beginning year
Real
2010 outlook
UK
2.0%
1.7%
≃ 2%
Outlook beginning year
Real
2010 outlook
SCF
5.5%-6%
5.4%
6%-6.5%
Outlook beginning year
Real
2010 outlook
Brazil
n.a.
5.3%
≃ 5%
Real
2010 outlook

Active risk management in 2010

+

Available generic provisions

Limited impact on results

Santander

Santander in 2010. Risk management 57 In 2010, we still face part of the cycle demanding in provisions NPLs: 2009 evolution and 2010 outlook Active risk management in 2010 Extend Spain’s recovery model to other markets Continue to reduce purchased properties ~ – Portfolio “peak”: EUR 4.1 bill. – Year-end 2009: portfolio EUR 2.9 bill. – Coverage: 32% 5.5%-6% 6%-6.5% + Available generic provisions ~ n.a. Limited impact on results

58

In short … in 2010

… we have 6 differentiated growth drivers:

1 Excellent retail positioning	Capacity to gain market share and manage spreads
2 Healthy balance sheet, no need for deleveraging	Balance sheet size according to customers' business
3 Strong presence in emerging markets	More solid macroeconomics; could grow
4 Contribution from new units	Brazil, UK, Germany, Sovereign. Incremental profit 08-11: >EUR 2 bill.
5 Strong generation of net operating income	High profitability after provisions throughout the cycle
6 Generic provisions and low risk profile	Generic provisions: EUR 6.7 bill.; loan portfolio highly guaranteed

Santander

In short ... in 2010 58 ... we have 6 differentiated growth drivers: Capacity to gain market share and manage 1 Excellent retail positioning spreads 2 Healthy balance sheet, no Balance sheet size according to customers’ need for deleveraging business Strong presence in 3 More solid macroeconomics; could grow emerging markets Brazil, UK, Germany, Sovereign. 4 Contribution from new units Incremental profit 08-11: EUR 2 bill. 5 Strong generation of net High profitability after provisions operating income throughout the cycle Generic provisions and low Generic provisions: EUR 6.7 bill.; loan 6 risk profile portfolio highly guaranteed

Agenda 59 2009 Summary 2009 Results – Group – Business areas 2010 Outlook Appendix

Funding

60

Adequate funding structure both in the Group and the main autonomous units

Deposits + M/L term financing o/ loans

Group total

105.2%
106.7%
107.2%
Dec'07
Dec'08
Dec'09

Main units*

113%
116%
85%
99%
118%
121%
Parent bank +SCF
Banesto
Portugal
UK**
LatAm
Sovereign

Santander

autonomous units Deposits + M/L term financing o/ loans Group total Main units* 118% 121% 113% 116% 106.7% 107.2% 99% 105.2% 85% Parent Banesto Portugal UK** LatAm Sovereign Dec’07 Dec’08 Dec’09 bank +SCF (*) Data as of December 2009 (**) Excluding Repos from Securities Financing activity (including them: 95%).

Continental Europe. Main units spreads (%) SAN Branch Network Banesto Retail Banking 3.82 3.87 3.95 3.86 3.40 3.43 3.35 3.15 3.27 3.17 2.99 2.78 2.69 2.44 2.48 2.52 2.51 2.27 2.28 2.16 1.90 2.01 1.90 1.64 2.21 2.26 2.31 1.90 1.96 2.25 1.94 1.99 1.43 1.70 1.37 1.42 1.45 1.53 1.38 1.39 1.19 0.89 0.79 0.57 0.68 0.53 0.31 0.29 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q4 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q4 Loans DepositsTotal Loans Deposits Total Santander Consumer Lending Portugal Retail Banking 3.43 3.33 3.27 3.05 2.35 2.15 2.12 4.61 4.69 4.82 1.96 1.94 1.90 1.95 4.03 4.32 1.57 3.78 3.76 3.85 1.61 1.70 1.72 1.73 1.47 1.39 1.37 1.48 0.74 0.45 0.40 0.22 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q4 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q4 Loans Deposits Total

Continental Europe. NPLs and coverage 62 Banco Santander* Banesto 96% 78% 69% 63% 73% 106% 85% 73% 70% 64% 1.93% 2.35% 2.59% 2.82% 3.41% 1.64% 1.96% 2.32% 2.62% 2.97% Dec’08 Mar’09 Jun’09 Sep’09 Dec’09 Dec’08 Mar’09 Jun’09 Sep’09 Dec’09 NPLs Coverage NPLs Coverage Santander Consumer Portugal 86% 89% 90% 92% 97% 77% 65% 68% 65% 71% 5.14% 5.46% 5.39% 4.18% 4.64% 2.13% 2.04% 2.27% 1.72% 1.87% Dec’08 Mar’09 Jun’09 Sep’09 Dec’09 Dec’08 Mar’09 Jun’09 Sep’09 Dec’09 NPLs Coverage NPLsCoverage (*) Santander Branch Network NPL ratio was 4.38% and coverage 65%

63

United Kingdom. Spreads and NPL ratios
(%)

Note: Including A&L since Q1'09

NPLs and coverage ratios
69%
56%
45%
48%
44%(*)
1.04%
1.25%
1.54%
1.65%
1.71%
Dec'08
Mar'09
Jun'09
Sep'09
Dec'09
NPLs
Coverage

Note: Including A&L

(*) UPLs coverage >100%

Santander

Kingdom. Spreads and NPL ratios (%) Spreads Retail Banking NPLs and coverage ratios 2.22 2.25 2.31 2.00 1.95 2.01 2.02 2.04 1.67 1.82 69% 56% 45% 48% 44%(*) 1.34 1.25 1.24 1.44 1.14 1.13 0.88 0.91 1.04% 1.25% 1.54% 1.65% 1.71% 0.66 0.70 0.77 0.78 0.58 0.49 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q4 Dec’08 Mar’09 Jun’09 Sep’09 Dec’09 Loans Deposits Total NPLs Coverage Note: Including A&L since Q1’09 Note: Including A&L (*) UPLs coverage 100%

Exchange rates. Latin America 2009 64 Depreciation of Latin American currencies against the dollar and euro AVERAGE RATES EUR / LOCAL CCY. 2009 2008 Var. US DOLLAR 1.391 1.464 5% BRAZILIAN REAL 2.758 2.657 -4% NEW MEXICAN PESO 18.776 16.260 -13% CHILEAN PESO 775.266 757.306 -2% AVERAGE RATES US$ / LOCAL CCY. 2009 2008 Var. BRAZILIAN REAL 1.983 1.815 -8% NEW MEXICAN PESO 13.502 11.107 -18% CHILEAN PESO 557.504 517.310 -7% (*) Positive sign: currency appreciation; negative sign: currency depreciation

Spreads main countries Latin America 65 (%) Brazil Retail Banking Mexico Retail Banking 16.76 14.71 14.90 14.70 14.27 16.44 16.29 16.87 17.01 17.43 16.68 16.02 14.19 13.35 12.49 12.28 15.51 15.20 15.00 15.59 15.94 16.39 15.81 15.12 11.19 11.44 10.99 10.69 10.83 10.77 10.40 10.21 1.04 0.87 0.90 3.52 3.46 3.71 3.58 3.36 2.58 1.25 1.24 1.29 1.28 1.07 2.09 2.07 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q4 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q4 Loans Deposits Total Loans Deposits Total Chile Retail Banking 8.40 8.61 8.69 8.51 7.92 7.81 7.48 7.38 5.33 5.45 5.24 5.35 5.90 5.89 5.61 5.26 3.07 3.16 3.45 3.16 2.02 1.92 1.87 2.12 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q4 LoansDeposits Total

Latin America. NPL and coverage ratios 66 Brazil Mexico 102% 107% 92% 95% 99% 221% 264% 132% 128% 122% 5.09% 5.27% 2.80% 3.04% 4.75% 2.41% 2.45% 3.58% 3.86% 1.84% Dec’08 Mar’09 Jun’09 Sep’09 Dec’09 Dec’08 Mar’09 Jun’09 Sep’09 Dec’09 NPLs Coverage NPLs Coverage Chile 102% 95% 94% 94% 89% 3.05% 3.30% 3.38% 3.20% 2.64% Dec’08 Mar’09 Jun’09 Sep’09 Dec’09 NPLs Coverage

67

Sovereign. Spreads and NPL and coverage ratios
(%)

Spreads

2.32
2.60
2.65
2.69
1.88
1.91
1.86
1.91
0.44
0.69
0.79
0.78
Q1'09
Q2
Q3
Q4
Loans
Deposits
Total

NPLs and Coverage

66%
67%
68%
62%
3.98%
4.34%
4.82%
5.35%
Mar'09
Jun'09
Sep'09
Dec'09
NPLs
Coverage

Santander

Sovereign. Spreads and NPL and coverage ratios (%) Spreads NPLs and Coverage 2.60 2.65 2.69 2.32 66% 67% 68% 62% 1.88 1.91 1.86 1.91 3.98% 4.34% 4.82% 5.35% 0.69 0.79 0.78 0.44 Q1’09 Q2 Q3 Q4 Mar’09 Jun’09 Sep’09 Dec’09 Loans Deposits Total NPLs Coverage

Santander

Dow Jones Sustainability Indexes
Member 2008/09

FTSE4Good Index Series

Item 5
MATERIAL FACT
Banco Santander, S.A. hereby announces the payment of a fourth dividend for the 2009 financial year of a gross amount of €0.221826 per share, to be paid in cash from 1st May next. With the payment of this dividend (which if the proposal to be submitted to shareholders at the General Meeting is approved, will be the last), the payment per share corresponding to 2009 will be €0.60, the total amount to be paid to shareholders being €4,918.6 million, which is 2.2% more than the €4,812.3 million paid as dividends on the 2008 earnings. On Monday 3rd May the Bank’s share will already trade ex-dividend.
Boadilla del Monte (Madrid), 4th February 2010

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: February 8, 2010	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President